65 years strong

2020 Proxy Statement





AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

August 28, 2020



Dear fellow stockholders:

In the first 10 months of Fiscal 2020, AAR demonstrated continued steady growth as demand was strong across our end markets. However, the unprecedented grounding of the world's commercial fleet due to the COVID-19 pandemic impacted our services supporting commercial aviation in the fourth quarter of Fiscal 2020.

In Fiscal 2020, we saw an increase in sales to government customers as well as increased demand from our cargo customers. We continued to execute our multi-year strategy to focus our portfolio on our core aviation services offerings. In response to COVID-19, we took several actions to reduce our overhead and fixed costs in businesses supporting commercial aviation including exiting underperforming contracts and product lines. We are confident these actions will enable us to drive greater earnings growth and improved margin when demand recovers.

I am extremely proud of the dedication and hard work that the AAR team has demonstrated throughout the year. Despite the impact from COVID-19, we have maintained the highest level of service and commitment to our customers around the world. We will emerge from this downturn as an even stronger and more focused Company. I am proud to be part of the best team in aviation.

With that, I am pleased to invite you to AAR's 2020 annual meeting of stockholders. Due to the public health impact of the COVID-19 pandemic, and out of concern for the health and safety of our stockholders, employees and directors, this year's annual meeting will be a virtual meeting of the stockholders. The annual meeting will be held on Wednesday, October 7, 2020 at 9:00 a.m., Central Time and you will be able to attend the annual meeting online, vote your shares electronically, and submit your questions during the annual meeting by visiting www.virtualshareholdermeeting.com/AIR2020 and entering your control number. **You will not be able to attend the annual meeting in person.**

I encourage you to read our 2020 proxy statement, our annual report and our other proxy materials. Whether or not you plan to attend the annual meeting of stockholders, your vote is important. Please follow the voting instructions to ensure that your shares are represented and voted at the meeting.

On behalf of the entire AAR family, I wish to thank Ronald Woodard and Patrick J. Kelly, who will both retire at our 2020 annual meeting of stockholders after 16 and 14 years, respectively, of distinguished service and leadership as members of our Board of Directors.

We are grateful to our employees for their hard work and commitment, and to you, our stockholders, for choosing to invest in AAR.

Sincerely,

John M. Holmes

John M. Holmes
President and Chief Executive Officer

Notice of 2020 annual meeting of stockholders



To our stockholders:

We are pleased to invite you to attend our 2020 annual meeting of stockholders. Please read the information in this notice and proxy statement to learn more about AAR and the matters to be voted on at the annual meeting.

Date and time
Wednesday, October 7, 2020
9:00 a.m., Central Time

Place
www.virtualshareholder meeting.com/AIR2020

Record date
You may vote your shares at the annual meeting if you were a stockholder on Wednesday, August 12, 2020.

Items of business

You will be asked at our annual meeting to:

Items of business		Board recommendation	Page
1	Elect four directors included in our annual proxy statement	✓ FOR each director nominee	11
2	Vote on an advisory proposal to approve our Fiscal 2020 executive compensation	✓ FOR	35
3	Approve amendments to the AAR CORP. 2013 Stock Plan	✓ FOR	70
4	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2021	✓ FOR	76

Stockholders will transact any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Voting

Your vote is important. We encourage you to vote your shares as soon as possible. You may vote by proxy over the Internet, by telephone, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. We also welcome you to attend the meeting and vote virtually.


www.proxyvote.com


1-800-690-6903


Complete and return the proxy card or voting information card

Please see Appendix A for important information about voting your shares at our 2020 annual meeting.

By Order of the Board of Directors,

Jessica Garascia

Jessica A. Garascia
Vice President, General Counsel and Secretary

August 28, 2020

Table of contents



Important notice regarding the availability of the Proxy materials for our annual Meeting of Stockholders to be held on Wednesday, October 7, 2020:

This notice and Proxy Statement, our 2020 Annual Report to Stockholders and our Annual Report on Form 10-K for the fiscal year ended May 31, 2020 are available free of charge at **www.proxyvote.com**

2020 Proxy statement summary



This summary highlights selected information contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares.

Proposals to be voted on at the annual meeting

Proposal 1 Election of four directors named in this proxy statement

✓ **FOR** each director nominee   ▸ See (pages 11-34)


H. John Gilbertson, Jr.
Independent Director
Appointed March 2020

Retired Managing Director (1997 to 2012) at Goldman Sachs, a global investment banking, securities and investment management firm; also served as Advisory Director (2013 to 2015), and Partner-in-Charge, Midwest Region Investment Banking Services (2001 to 2010); prior thereto, various positions within Goldman Sachs.


Robert F. Leduc
Independent Director
Appointed July 2020

President of Pratt & Whitney, a subsidiary of United Technologies Corporation, from 2016 until retirement in early 2020. President of helicopter manufacturer Sikorsky Aircraft from 2015-2016, when UTC sold Sikorsky to defense contractor Lockheed Martin Corp. Previously, served in leadership positions at Hamilton Sundstrand and UTC Aerospace Systems.


Duncan J. McNabb
Independent Director
Incumbent

Since 2011, Co-Founder and Managing Partner of Ares Mobility Solutions Inc. (a privately-held logistics business). General, U.S. Air Force (Retired) after 37 years of active commissioned service. Former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM.


Peter Pace
Independent Director
Incumbent

General, U.S. Marine Corps (Retired). From 2005 to 2007, Chairman of the Joint Chiefs of Staff (the most senior position in the United States Armed Forces).

Proposal 2 Advisory proposal to approve our Fiscal 2020 executive compensation

✓ **FOR**   ▸ See (pages 35-69)

Proposal 3 Approve amendments to the AAR CORP. 2013 stock plan

✓ **FOR**   ▸ See (pages 70-75)

Proposal 4 Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2021

✓ **FOR**   ▸ See (pages 76-77)

AAR – Who we are and what we do

AAR is a global aerospace and defense aftermarket solutions company that operates in over 20 countries. Headquartered in the Chicago area, AAR supports commercial and government customers in over 100 countries through two operating segments: Aviation Services and Expeditionary Services.

Aviation Services



Parts Supply
- Serviceable and OEM factory-new parts
- Engine solutions, management, leasing and exchange
- Aircraft sales and leasing
- Online PAARTS℠ Store



Repair & Engineering
- Airframe MRO
- Component Repair
- Landing Gear
- Wheels and Brakes
- Engineering Services



Integrated Solutions
- Flight hour-based component support
- Contractor logistics support
- Performance-based logistics

Expeditionary Services



Manufacturing
- Mobility Systems: shelters, containers, pallets

Aviation Services – connected businesses model

Integrated businesses leveraged to reinforce and grow the whole

Integrated Solutions
- Strategic relationships with airlines, MROs, OEMs and repair vendors
- Fuel Parts Supply business
- Fund Component Repair capability development
- Long-term contracts / predictable revenue



Parts Supply
- Transactional data collection
- Exclusive relationships with OEMs and customers
- Inventory pooling with programs

Repair & Engineering
- Strategic relationships with airlines
- Technical repair knowledge and data collection
- Develop parts for internal and external consumption

Customers (percentage of Fiscal 2020 sales)

62%
Commercial

38%
Government



Key business achievements in Fiscal 2020

✓ Continued execution of Aviation Services "connected businesses" strategy

- Leveraged best-in-class services within Parts Supply, Repair & Engineering and Integrated Solutions (Government and Commercial Programs) to reinforce and grow each business and Aviation Services as a whole.
- Integrated Solutions – AAR was awarded a $118M C-40 aircraft procurement and modification contract with Naval Air Systems Command in support of U.S. Marine Corps.
- Expeditionary Services – AAR Mobility Systems was awarded a $125 million sole source firm-fixed-price (FFP) contract from the U.S. Air Force to produce and repair 463L Cargo Pallets.
- Parts Supply announced several new and expanded distribution agreements with Leach International, Woodward, Inc. and AeroControlex.
- Repair and Engineering entered into a letter of intent with Air Canada to add new aircraft types and establish airframe maintenance Center of Excellence at Trois-Rivières MRO location and was awarded long-term contracts with new customers, including the Royal Netherlands Air Force to service the CH-47 Chinook APU.

✓ Implemented cost reductions

- Closing the Duluth, Minnesota maintenance, repair and overhaul facility and transferring the equipment to other AAR operations
- Furloughing approximately 1,200 full-time employees
- Consolidating its Goldsboro, North Carolina facility into its Cadillac, Michigan facility
- Eliminating non-essential spending

Financial highlights

AAR had strong financial performance for Fiscal 2020 in light of the impact of the COVID-19 pandemic. Consolidated sales exceeded $2 billion, (an increase of 1% over Fiscal 2019), diluted earnings per share from continuing operations was $0.71 (a decrease of 70% over Fiscal 2019) and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, was $2.15 (a decrease of 11.8% over Fiscal 2019). AAR maintained its strong balance sheet in Fiscal 2020 and implemented several cost cutting initiatives to help it navigate uncertain market conditions presented by COVID-19.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the year ended May 31,	2020 ($)	2019 ($)	2018 ($)
Sales	2,072.0	2,051.8	1,748.3
Operating income	41.3	98.3	86.0
Diluted earnings per share from continuing operations	0.71	2.40	2.11
Cash provided from (used in) operations – continuing operations	(19.1)	60.5	55.8
As of May 31			
Working capital	1,055.6	595.0	609.4
Total assets	2,079.0	1,517.2	1,524.7
Total debt	602.0	142.9	178.9
Equity	902.6	905.9	936.3

Key financial achievements

Revenue and growth



Adjusted diluted EPS from continuing operations*



*   Please see Appendix B for reconciliations of non-GAAP financial measures.

Executive compensation highlights

Pay–for–performance alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: earnings per share from continuing operations (80%) and working capital turns (20%)
- Our Fiscal 2020 long-term incentives are 100% performance based: performance shares and stock options
- Performance shares for Fiscal 2020 were linked to three key performance metrics critical to the success of our business strategy: income from continuing operations, return on invested capital and relative total stockholder return
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the Company's peer group
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term - is consistent with competitive best practices

Cash bonuses under the Fiscal 2020 short-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	80%	Earnings per share from continuing operations
Make more efficient use of stockholder capital in support of Company sales	20%	Working capital turns

Performance shares under the Fiscal 2020 long-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	70%	Income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	20%	Average return on invested capital
Outperform peer group companies in generating stockholder value	10%	Relative total stockholder return

Fiscal 2020 compensation of our chief executive officer John M. Holmes



| 17.7%
Base salary | 24.7%
Performance-based
annual cash bonus | 57.6%
Performance shares
and stock options |

Fiscal 2020 compensation of our other named executive officers



| 30.6%
Base salary | 35.9%
Performance-based
cash bonus | 31.4%
Performance shares
and stock options | 2.1%
Discretionary
Bonus |

Fiscal 2020 executive compensation program

In light of the ongoing global COVID-19 crisis, and in order to aggressively manage our business in light of a changing market environment, we introduced a number of cost reduction measures during the last quarter of Fiscal 2020, including:

- Temporary reductions in base salary of 20% for our CEO and 15% for the other executive officers, and reductions in base salary ranging from 5% to 10% for other salaried employees
- Temporary reduction in cash retainer of 20% for our non-employee directors
- Implementation of employee furloughs
- Temporary suspension of the Company's 401(k) and Supplemental Key Employee Retirement Plan ("SKERP") match for fiscal year 2021

In addition, we continue to be committed to ensuring pay for performance in response to stockholder feedback from our 2017 and 2018 say-on-pay votes and investor feedback. We believe the outcome of our 2019 say-on-pay vote (97%) demonstrated strong stockholder support for our executive compensation program. We will continue to consider investor feedback relating to our executive compensation program.

Say-on-pay vote



2019	97%
2018	95%
2017	78%

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Challenging performance targets under our incentive compensation plans
- ✓ Emphasis on performance-based compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions in executive agreements
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Don't Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends on performance based restricted stock unless performance goals are met

Corporate governance highlights

Our goal is to ensure that our corporate governance practices reflect best practices tailored, as necessary, to the Company's culture, strategy and performance.

Corporate governance practices

13*	11*	65.2*	9.8 years	75
directors	independent directors	Average age of directors	Average tenure of directors	Director retirement age

- ✓ Independent Lead Director
- ✓ Majority voting in uncontested director elections
- ✓ Stock ownership and retention guidelines
- ✓ Annual stock grant to non-employee directors
- ✓ Executive sessions of Independent directors
- ✓ Independent compensation consultant
- ✓ Annual Board and Board Committee self-evaluations
- ✓ Director orientation and continuing education programs
- ✓ All directors on the audit committee are "audit committee financial experts"

- ✓ Code of business ethics and conduct
- ✓ Ethics hotline policy
- ✓ Related person transaction policy
- ✓ Disclosure committee for financial reporting
- ✓ Annual stockholder approval of executive compensation
- ✓ Stockholder engagement program
- ✓ Separation of Chairman and CEO Roles
- ✓ Independent Board Committees
- ✓ Enterprise Risk Management Program

* Messrs. Kelly and Woodard will retire at the upcoming 2020 annual meeting, reducing the number of directors from 13 to 11 and the number of independent directors from 11 to nine. Accordingly, the average age of directors excludes Messrs. Kelly and Woodard.

ESG focus

AAR embraces the importance of "giving back" as a critical part of its corporate culture. AAR's corporate social responsibility efforts include a focus on environmental, social and governance activities. In particular, AAR seeks to expand its impact and make a difference with charitable giving, employee actions, and corporate initiatives, including but not limited to the following:

 ## Support for veterans

- Proactive commitment to hiring veterans
- Veteran recognition events and celebrations
- Contributions to veteran organizations such as Marine Corp. Scholarship Foundation; Navy SEAL Foundation; The Marine Corps Association and Foundation

 ## Aviation-focused education

- EAGLE Career-Pathway program: a skills-based mentorship program offered at academic institutions in 16 states to help prepare students for careers in aviation
- Participation at STEM events at neighborhood schools in AAR facility locations
- Job-shadowing opportunities at AAR's maintenance, repair and overhaul ("MRO") facilities
- Support of Perspective Charter Schools and the Vaughn College of Aeronautics and Technology Gala

 ## Health and wellness

- "Plane Pull" fundraisers for the Special Olympics in Indianapolis
- Charitable giving to partner organizations such as Ann & Robert H. Lurie Children's Hospital, Shedd Aquarium, Lincoln Park Zoo, MCSR Chicago, Holocaust Museum, Levine Children's Hospital, Brain Research Foundation

 ## Environmental

- Company-wide initiatives to lessen our ecological footprint (e.g., our MRO facility in Oklahoma City has reduced its hazardous waste footprint by 80% since 2008)
- Facility-by-facility campaigns to conserve energy and resources (e.g., our component repair facility in Amsterdam decreased its electricity usage by 40,000 kilowatt hours and produced 25% less hazardous waste since 2001)

Proposal 1
Election of directors



Proposal 1 Election of four directors named in this proxy statement

Board recommendation

✔ Our Board of Directors unanimously recommends that you vote **FOR** each director nominee.

Proposal summary

We are asking you to elect four directors named in this proxy statement at this annual meeting. The director nominees are: H. John Gilbertson, Jr., Robert F. Leduc, Duncan J. McNabb and Peter Pace.

Each director nominee is currently serving as a director of the Company. Each director nominee has been determined by the Board to be "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE") and the SEC.

Ronald Woodard, a director of the Company since 2004, and Patrick J. Kelly, a director of the Company since 2006, are retiring at this annual meeting. We are grateful to Mr. Kelly and Mr. Woodard for their superb leadership and contributions to the Company during their tenure as directors. With these retirements, the Board will act to reduce the number of directors to 11.

Director skills & qualifications

While the Nominating and Governance Committee believes that the Board is currently well-balanced and able to address our Company's needs, the recent additions of Messrs. Leduc and Gilbertson increase the Board's diversity of thought and prepares us for future growth and innovation. As evidenced by the biographical information provided below, our directors have significant experience in chief executive or other senior level operating, financial and international management positions.

A majority of our existing directors currently serve as a director of other public companies, which provides them with diverse experiences that can enhance their contribution to our Board.

Proposal 1 Election of directors

Set forth below is information regarding the nominees for election as directors and information regarding the directors in each class continuing in office after the annual meeting. Also discussed below are specific experience, qualifications, attributes and skills of our directors considered by the Nominating and Governance Committee as part of its review of our Board's membership and in connection with its nomination of the candidates for election to the Board at the annual meeting.

	Anthony Anderson	Michael Boyce	H. John Gilbertson	James Goodwin	John M. Holmes	Robert F. Leduc	Duncan McNabb	Peter Pace	David Storch	Jennifer Vogel	Marc Walfish
CEO experience	✓	✓		✓	✓	✓			✓		
Finance	✓	✓	✓	✓	✓	✓					✓
Accounting	✓		✓	✓							✓
Commercial aerospace				✓	✓	✓	✓	✓	✓	✓	
Military aerospace						✓	✓	✓	✓		
Services	✓		✓	✓	✓	✓	✓	✓	✓	✓	
International business		✓	✓	✓	✓	✓			✓	✓	
Sales & marketing	✓	✓	✓	✓	✓	✓			✓		✓
Supply chain & logistics		✓		✓	✓		✓	✓	✓		
Operating	✓	✓		✓	✓	✓	✓	✓	✓		
M&A	✓	✓	✓		✓	✓			✓	✓	✓
Manufacturing		✓	✓			✓			✓		
Government contracting						✓	✓	✓	✓	✓	
Information technology								✓			
Human resources					✓	✓		✓	✓	✓	
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	

Information about our director nominees and our continuing directors

Information about our director nominees and our continuing directors whose terms expire in future years is set forth below.

Our director nominees

Class III Directors whose terms expire at the 2020 annual meeting



Age: 63

Director since:
March 2020

Other public company directorships:

- Dover Corporation

H. John Gilbertson, Jr.   Independent Director

Skills and qualifications

Finance, Accounting, Services, International business, Sales & marketing, M&A, Manufacturing, Risk management, Corporate governance

Career highlights

Retired Managing Director (1997 to 2012) at Goldman Sachs, a global investment banking, securities and investment management firm; also served as Advisory Director (2013 to 2015), and Partner-in-Charge, Midwest Region Investment Banking Services (2001 to 2010); prior thereto, various positions within Goldman Sachs.

Director qualifications

The Board of Directors concluded that Mr. Gilbertson should serve as a director of the Company based on his almost four decades of experience in the professional and financial services industry, his service as a director of other public companies, and his knowledge and experience in corporate finance, capital markets, mergers and acquisitions, financial risk oversight and capital allocation, senior leadership development, succession planning, and organizational culture development.



Age: 64

Director since:
July 2020

Other public company directorships:

- JetBlue Airways Corporation
- Howmet Aerospace, Inc.

Robert F. Leduc   Independent Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply Chain & Logistics, Operating, M&A, Manufacturing, Human resources, Risk management, Corporate governance, Government Contracting

Career highlights

President of Pratt & Whitney, a subsidiary of United Technologies Corporation, from 2016 until his retirement early 2020. President of helicopter manufacturer Sikorsky Aircraft from 2015-2016. Previously, served in leadership positions at Hamilton Sundstrand and UTC Aerospace Systems.

Director qualifications

The Board of Directors concluded that Mr. Leduc should serve as a director of the Company based on his extensive experience in the aviation sector, his operational expertise managing through various down cycles, and his significant experience in enhancing brands and managing talent, in addition to his experience serving on other public company boards.



Age: **68**

Director since: **2017**

Other public company directorship:

- Atlas Air Worldwide, Inc.

Duncan J. McNabb   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply Chain & Logistics, Operating, Government Contracting, Risk management, Corporate governance

Career highlights

Since 2011, Co-Founder and Managing Partner of Ares Mobility Solutions Inc. (a privately-held logistics business); General, U.S. Air Force (Retired) after 37 years of active commissioned service. Former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM.

Director qualifications

The Board of Directors concluded that General McNabb should serve as a director of the Company based on his government resourcing and government affairs expertise, his strategic planning, operations and leadership skills and his 37-year record of service with the United States Air Force, including his service as Commander of the United States Transportation Command (the single manager for global air, land and sea transportation for the Department of Defense).



Age: **74**

Director since: **2011**

Other public company directorship:

- Qualys, Inc.

Other public company directorships held in the past five years:

- Laserlock Technologies, Inc.
- Pike Electric Corp.
- Textura Corporation

Peter Pace   Independent Director

Skills and qualifications

Commercial aerospace, Military aerospace, Services, Supply Chain & Logistics, Operating, Government Contracting, Information technology, Human resources, Risk management, Corporate governance

Career highlights

General, U.S. Marine Corps (Retired). From 2005 to 2007, Chairman of the Joint Chiefs of Staff (the most senior position in the United States Armed Forces).

Director qualifications

The Board of Directors concluded that General Pace should serve as a director of the Company based on his leadership and management skills and experience from over 40 years of service with the United States Marine Corps, culminating in his appointment as the 16th Chairman of the Joint Chiefs of Staff (where he served from 2005 to 2007 as the principal military adviser to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council), his understanding of the government and defense markets, his cybersecurity expertise and his current and prior service as a director of other public companies.

Our continuing directors

Class I Directors whose terms expire at the 2021 annual meeting



Age: **64**

Director since: **2012**

Other public company directorships:

- Avery Dennison Corp.
- Exelon Corp.
- Marsh & McLennan Companies

Other public company directorships held in the past five years:

- First American Financial Corporation

Anthony K. Anderson   Independent Director

Skills and qualifications

CEO experience, Finance, Accounting, Services, Sales & marketing, Operating, M&A, Risk management, Corporate governance,

Career highlights

Since 2012, an independent business consultant. From 2006 to April 2012, Vice Chair and Managing Partner of Midwest Area at Ernst & Young LLP (a global accounting and consulting firm). Prior thereto, Mr. Anderson served in various management positions during a 35-year career with Ernst & Young LLP.

Director qualifications

The Board of Directors concluded that Mr. Anderson should serve as a director of the Company based on his 35 years working with a global accounting and consulting firm, his accounting and financial knowledge, his leadership in developing talent management programs, his service as a director of other public companies, and his professional, civic and charitable service, including as a director of private companies and numerous not-for-profit organizations.



Age: **72**

Director since: **2005**

Other public company directorships:

- Stepan Company

Michael R. Boyce   Independent Director

Skills and qualifications

CEO experience, Finance, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Risk management, Corporate governance

Career highlights

Since 2018, Chairman, Chief Executive Officer and Managing Director of The Peak Group (an operating and acquisition company) and retired Chairman of the Board of PQ Corporation (a specialty chemicals and catalyst company). From 2015 to 2018, Chairman of the Board of PQ Corporation. From 2005 to 2015, Chairman and Chief Executive Officer of PQ Corporation.

Director qualifications

The Board of Directors concluded that Mr. Boyce should serve as a director of the Company based on his experience in leading two global organizations, his insight into global manufacturing, supply and distribution practices and his international business development skills.



Age: **67**

Director since: **1989**

Other public company directorships:

- Kemper Corporation

Other public company directorships held in the past five years:

- KapStone Paper and Packaging Corp.

David P. Storch Chairman of the Board

Skills and qualifications

CEO experience, Commercial aerospace, Military aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Manufacturing, Government contracting, Human resources, Risk management, Corporate governance

Career highlights

Chairman of the Board of AAR CORP. since 2005. Chief Executive Officer from 1996 to May 31, 2018 and President from 1989 to 2007 and 2015 to June 2017.

Director qualifications

The Board of Directors concluded that Mr. Storch should serve as a director of the Company based on his previous position as Chief Executive Officer of the Company, his leadership and management skills, his understanding of the Company's businesses gained during his 40-year career with the Company and his knowledge of the commercial aviation and government/defense markets.



Age: **58**

Director since: **2016**

Other public company directorships:

- None

Other public company directorships held in the past five years:

- American Science and Engineering, Inc.
- Clearwire Corporation
- Virgin America, Inc.

Jennifer L. Vogel Independent Director

Skills and qualifications

Commercial aerospace, Services, International business, M&A, Government contracting, Human resources, Risk management, Corporate governance

Career highlights

2012 to 2020, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Director qualifications

The Board of Directors concluded that Ms. Vogel should serve as a director of the Company based on her experience as a highly successful corporate executive with over 25 years of leadership experience in the airline and energy industries, including her leadership positions with Continental Airlines, her legal and corporate governance expertise, her experience in regulatory issues, mergers and acquisitions, ethics and compliance matters and her past experience as a director of other public companies, including Virgin America, Inc.

Class II Directors whose terms expire at the 2022 annual meeting



Age: **76**

Director since: **2002**

Other public company directorships:

- John Bean Technologies Corporation

Other public company directorships held in the past five years:

- Federal Signal Corporation

James E. Goodwin   Lead Independent Director

Skills and qualifications

CEO experience, Finance, Accounting, Commercial aerospace, Services, International business, Sales & marketing, Operating, Risk management, Corporate governance

Career highlights

From 2016 to April 2019, Lead Director of Federal Signal Corporation (a safety and security products manufacturer). From 2009 to 2016, Chairman of Federal Signal Corporation. From 2007 to 2008, Interim President and Chief Executive Officer of Federal Signal Corporation. From 2001 to 2007, an independent business consultant. From 1999 to 2001, Chairman and Chief Executive Officer of UAL, Inc. and United Airlines, Inc., from which he retired after 34 years.

Director qualifications

The Board of Directors concluded that Mr. Goodwin should serve as a director of the Company based on his significant airline industry experience and expertise, including his leadership positions at UAL, Inc. and United Airlines, Inc., his management experience and his financial expertise, as well as his global consulting experience, and his service as a director of other public companies.



President and Chief Executive Officer of AAR CORP.

Age: **43**

Director since: **2017**

Other public company directorships:

- None

John M. Holmes   Director

Skills and qualifications

CEO experience, Finance, Commercial aerospace, Services, International business, Sales & marketing, Supply chain & logistics, Operating, M&A, Human resources, Risk management, Corporate governance

Career highlights

President and Chief Executive Officer of AAR CORP. since June 1, 2018. President and Chief Operating Officer from June 1, 2017 to June 1, 2018. From 2015 to June 1, 2017, Chief Operating Officer of the Aviation Services business group of AAR CORP. From 2012 to 2015, Group Vice President, Aviation Services – Inventory Management and Distribution; and prior thereto, General Manager and Division President of AAR Allen Asset Management.

Director qualifications

The Board of Directors concluded that Mr. Holmes should serve as a director of the Company based on his position as President and Chief Executive Officer, his demonstrated leadership and management abilities, and his knowledge of the Company's businesses, its portfolio of services and the markets in which it competes, and the customer and supplier relationships that Mr. Holmes has developed during his 18-year tenure with the Company.



Age: 68

Director since: **2003**

Other public company directorships:

• None

Marc J. Walfish   Independent Director

Skills and qualifications

Finance, Accounting, Sales & marketing, M&A, Risk management

Career highlights

Since 2003, Founding Partner of Merit Capital Partners (a mezzanine investor company). From 1991 to 2003, partner at William Blair Mezzanine Capital Partners. From 1978 to 1991, various positions at Prudential Capital Corporation, most recently as Senior Vice President.

Director qualifications

The Board of Directors concluded that Mr. Walfish should serve as a director of the Company based on his experience in the finance industry, including as a founding partner of Merit Capital Partners, his knowledge of the capital markets and his expertise in corporate finance, strategic planning and risk management.

Our culture

Our purpose—doing it right to better connect the world

At AAR, we constantly search for the right thing to do for our customers, for our employees, for partners and for society. We wake up in the morning knowing we have to deliver and we leave at the end of the day having done our best and determined to return the next day to do even better. We do not rest on our earlier accomplishments.

In 1955, American aviation was the new tech industry. AAR—a startup—was already supplying parts to the aviation industry—efficiently moving inventory, setting in motion our participation in America's great boom.

Today, from Chicago to London to Singapore to Dubai, our customers, employees and partners are helping us do what is right worldwide—and that includes being a vital link in commercial airline safety and supporting the U.S. military and its allies. Our commitment to our government customers also reached new heights in Fiscal 2020 as demonstrated, in particular, by the logistics and supply chain programs we provide in support of the U.S. Navy, U.S. Air Force, U.S. Marshals Service, and U.S. Department of State.

Through our AAR Aviation Services and Expeditionary Services businesses, we design technical, operational, logistic and financial solutions—doing it right and quickly delivering our customers safety, efficiencies and competitiveness. This lets them do what they do best—fly and connect the world.

Our mission

To be the best at designing and delivering technical, operational and financial solutions to enhance the efficiency and competitiveness of our commercial aviation and government customers.

Our strategy

Our strategy is to become the leading independent provider of innovative solutions to the aviation aftermarket. We will achieve this strategy through our ability to:

- **Execute** through focus on customer satisfaction and cost leadership;
- Pursue **connected businesses** that reinforce collective growth prospects;
- Leverage **data and digital** to deliver better customer-focused solutions;
- Expand margins through **intellectual property**;
- Increase our **global** footprint into emerging markets;
- Leverage our **independence** to provide feasible solutions; and
- Attract, empower and deploy **exceptional, entrepreneurial talent**.

Our values



QUALITY FIRST. SAFETY ALWAYS.

FIND A WAY. EVERY DAY.

OWN IT.

MAKE MONEY. HAVE FUN.

DO IT FAST. DO IT WELL.

BE HONEST. INSPIRE TRUST.

IDEAS MATTER. THINK NEW. THINK AHEAD.

WORK AS ONE. BE INCLUSIVE.

Aviation Services – connected businesses model

Integrated businesses leveraged to reinforce and grow the whole

Integrated Solutions

- Strategic relationships with airlines, MROs, OEMs and repair vendors
- Fuel Parts Supply business
- Fund Component Repair capability development
- Long-term contracts / predictable revenue



Parts Supply

- Transactional data collection
- Exclusive relationships with OEMs and customers
- Inventory pooling with programs

Repair & Engineering

- Strategic relationships with airlines
- Technical repair knowledge and data collection
- Develop parts for internal and external consumption

Together, our Aviation Services "Connected Businesses" – Parts Supply (Trading and OEM aftermarket solutions), Repair & Engineering and Integrated Solutions (Government and Commercial Programs) – aim to drive growth through best–in–class services within each discipline and leverage each to reinforce and grow the whole.

We also remain focused on enhancing our manufacturing capabilities at our Mobility business.

Corporate governance

Good corporate governance is an essential part of our corporate culture. We review our corporate governance policies and procedures on an annual basis. We strive to emulate "best practices," tailoring them, as appropriate, to fit our culture, strategy and performance. We believe that we comply with all applicable SEC and NYSE corporate governance rules and regulations. We also have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's website at **www.aarcorp.com** under "Investors / Corporate Governance":

- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Executive Committee Charter
- Corporate Governance Guidelines
- Categorical Standards for Determining Director Independence
- Code of Business Ethics and Conduct

These corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

In Fiscal 2019, the Company hired a Chief Compliance Officer to oversee and implement enhancements to the Company's compliance program. These enhancements focus on anti-bribery and anti-corruption policies and procedures, third-party due diligence, risk assessments and similar measures designed to promote the Company's "Doing It Right" corporate purpose.

Recent adoption of limited duration stockholder rights agreement

On March 30, 2020, the Company announced that our Board had approved the adoption of a stockholder rights agreement (the "Rights Agreement"). We are providing this information to describe the Board's reasons for adopting the Rights Agreement and the key features of the Rights Agreement. The Board unanimously determined, with advice from its outside legal counsel and financial advisor, that the adoption of the Rights Agreement was appropriate in light of the extreme market dislocation that resulted in the Company's stock being fundamentally undervalued.

The conditions stemming from the impact of COVID-19 on the economy and, in particular, on the airline industry, resulted in significant declines in the Company's stock price. The Rights Agreement is intended to enable all of the Company's stockholders to realize the full value of their equity investment and to protect the stockholders from bidders seeking to acquire control of the Company by buying its stock at prices that do not reflect the Company's long-term value.

The key terms of the Rights Agreement include:

Limited duration. The Rights Agreement will expire without any further action by the Board on February 28, 2021.

10% trigger threshold for exercising the right. The rights will become exercisable only if a person or group acquires, without prior Board approval, 10% (or 20% in the case of passive investors who are eligible to, and do, report their holdings on Schedule 13G) or more of the outstanding common stock of the Company. The failure of a person or group to obtain Board approval before exceeding the applicable threshold would result in extreme dilution of its equity holdings, as all other stockholders would then be able to buy the Company's stock at reduced prices.

Grandfathering of certain investors. The Rights Agreement also provides that if a stockholder's beneficial ownership of the Company's common stock as of the time of the first public announcement of the declaration of the rights dividend is at or above the applicable threshold (including through entry into certain derivative positions), the stockholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such date, the stockholder increases its ownership percentage by 0.001% or more.

As of the date of this Proxy Statement, the stockholders with whom we have engaged since adoption of the Rights Agreement have not expressed any disagreement with our rationale for adopting the Rights Agreement, including the need to protect the interests of the Company and its long-term stockholders.

Stockholder engagement

We recognize and value the importance of engaging with our stockholders and other key constituents in an open and constructive manner.

Why we engage

The purposes of our stockholder engagement program are to promote communication, increase transparency and, most importantly, better understand and address the perspectives of our stockholders. We believe that opportunities to receive and consider stockholder feedback enhance, in particular, our corporate governance and executive compensation practices, which in turn will contribute to the long-term value of the Company.

Fiscal 2020 outreach

In Fiscal 2020, we estimate that we communicated with stockholders owning over a majority of our actively managed outstanding shares.

We also engage directly with and consider carefully the viewpoints of the proxy advisory firms that represent the interests of various stockholders.

Fiscal 2020 engagement covered

Through our stockholder engagement program, we participated in numerous investor meetings which included in-person sessions and telephone calls with stockholders and presentations at various investor conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. We also hold an "Investor Day," most recently on July 17, 2019, to provide updated information about the Company, including information about our:

BUSINESS	STRATEGY	FINANCIAL RESULTS	DIGITAL INITIATIVES
OPERATING PERFORMANCE		EXECUTIVE COMPENSATION PRACTICES	

We listened to our stockholders

What we heard	What we did	Implementation date
Concerns about performance shares	Introduced relative total stockholder return as a new metric	July 2018
Concerns about plurality voting	Adopted majority voting	June 2018

Director nominations and qualifications

The Board of Directors, acting through its Nominating and Governance Committee, is responsible for identifying, evaluating and recommending candidates for director.

Solicitation of director candidate recommendations

The Nominating and Governance Committee solicits director candidate recommendations from management, other directors, business and community leaders and stockholders. The Nominating and Governance Committee also may retain the services of a search firm to assist in identifying director candidates.



Candidate considerations

The Nominating and Governance Committee considers all director candidates in the same manner, regardless of whether recommendations come from the Board, stockholders or other sources. In its evaluation of director candidates, the Nominating and Governance Committee considers the factors specified in the Company's Corporate Governance Guidelines, including:

- A high level of integrity and professional and personal ethics and values consistent with those of the Company;
- Professional background and relevant business and industry experience;
- Current employment, leadership experience and other board service;
- Demonstrated business acumen or special technical skills or expertise (e.g., auditing, financial, law and aviation/aerospace);
- A commitment to enhancing stockholder value and serving the interests of all stockholders;
- Independence (including within the meaning of the applicable SEC rules and applied to all NYSE rules) and freedom from any conflicts of interest that may interfere with a director's ability to discharge his/her fiduciary duties;
- Willingness and ability to make the commitment of time and attention necessary for effective Board service;
- A balance of business, financial and other experience, expertise, capabilities and perspectives among sitting directors in the context of the current composition of the Board, operating requirements of the Company and long-term interests of stockholders; and
- Other factors the Nominating and Governance Committee deems appropriate.



Consideration of inclusive diversity and expertise

The Nominating and Governance Committee considers the racial, ethnic and gender diversity of the Board and director candidates, as well as the diversity of their knowledge, skills, experience, background and perspective, to assure that the Company maintains the benefit of a diverse, balanced and effective Board. In order to help facilitate the evaluation of diverse candidates, the Board adopted amended Corporate Governance Guidelines in December 2019 that mandate that a diverse candidate must be included in any director search. The Nominating and Governance Committee and the full Board maintain a current matrix of skills, competencies and experiences of each director. This matrix enables the Committee and the Board to ensure that the Board as a whole has the diversity of expertise and experience necessary for the effective oversight of the Company.



Recommendation

Following its evaluation of director candidates, the Nominating and Governance Committee recommends its director nominees to the full Board of Directors. Based on its review and consideration of the Committee's recommendation, the Board makes the final determination of the director nominees to be presented for election by the Company's stockholders.

A full list of the qualifications of director candidates considered by the Committee is set forth in the Corporate Governance Guidelines on the Company's website at www.aarcorp.com under "Investors/Corporate Governance" and is available in print to any stockholder upon written request to the Secretary of the Company at the address listed on the first page of this proxy statement. The Nominating and Governance Committee regularly reviews these qualifications and the performance of individual directors and the Board as a whole.

Stockholders may submit a proposed director nomination to the Nominating and Governance Committee for consideration at the 2021 annual meeting of stockholders by writing to the Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191. To be eligible for consideration under the Company's By-Laws, a proposed nomination must be received by the Secretary of the Company no later than April 10, 2021, must state the reasons for the proposed nomination and must contain the information required under the Company's By-Laws, including the full name and address of the proposed nominee, a brief biographical background setting forth the nominee's past and present directorships, employment and occupations and information as to stock ownership and certain arrangements regarding the Company's common stock. A proposed nomination must also include a statement indicating that the proposed nominee has consented to being named in the proxy statement and to serve if elected.

Director independence

A majority of the members of the Board of Directors must be independent directors under the Company's Corporate Governance Guidelines and applicable SEC and NYSE rules. The Nominating and Governance Committee and the Board of Directors review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's "Categorical Standards for Determining Director Independence" include all of the elements of the applicable SEC and NYSE rules with respect to director independence.

Based on these categorical standards, its review of all relevant facts and information available, and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2020, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, that each director is an independent director, except for Mr. Storch and Mr. Holmes due to their recent and current employment with the Company, respectively.

Director independence

11 of 13

directors are independent



The Board's independence determinations consider the impact of Board service tenure on a director's independence, particularly with respect to directors with 10 or more years of Board service. The Board concluded that all longer-tenured directors, based on their communications and interactions with management, their decisions and their adherence to their fiduciary duties to stockholders, have demonstrated their independence from management.

Board composition and refreshment

The Company has added five new directors — H. John Gilbertson, Jr., John M. Holmes, Robert F. Leduc, Duncan J. McNabb and Jennifer L. Vogel — in the last five years as a part of its ongoing Board refreshment process. Two directors will retire at the 2020 annual meeting of stockholders, and there are three director retirements upcoming in the next four years. The Board, therefore, will have the opportunity to continue to adjust its composition by seating a new generation of directors to lead the Company as it seeks to solidify and enhance its status in the aviation services markets.

In considering director candidates, the Board takes into account the skills, tenure and diversity of current directors to ensure that there is a proper balance between director stability and fresh perspectives in the boardroom.

As a part of this effort, the Board maintains a director matrix to ensure that the Board, as a whole, has the expertise, experience, diversity and skillset critical to the Company's continued success.

The Board's role and responsibilities

Role and responsibilities of the Board

The Board of Directors is elected by the Company's stockholders and represents their interests in overseeing the Company's management, strategic direction and financial success. The Board exercises its oversight responsibilities directly and through its Committees.

The Board identified and gives particular attention to four "Critical Areas of Board Focus".

1 Risk management (including COVID-19 response and cybersecurity)

Effective risk management is an important Board priority. The risk oversight function at the Board begins with a fundamental understanding of the Company's culture, business and strategy. The Board delegates significant aspects of its risk management oversight responsibilities to its Committees, as detailed below for each Board Committee under "Key Risk Oversight Responsibilities." The Board also works with management in managing risk through robust and comprehensive internal processes, an effective internal control environment and an enterprise risk management program.

In light of COVID-19, and the impact it has had on the Company's financial performance, the Board spent a significant amount of time in the last half of Fiscal 2020 considering and overseeing the Company's COVID-19 response, and related risk mitigation plan. This included monitoring the Company's response to COVID-19 in the workplace, as well as the Company's financial response plan, including cash management and operational initiatives.

In addition, the Board places significant emphasis on the identification and management of cybersecurity risks. It receives regular reports from management on system vulnerabilities and security measures in effect to deter or mitigate breaches or hacking activities.

The Company's Annual Report on Form 10-K for Fiscal 2020 includes in Part I, "Item 1A, Risk Factors" a listing of the significant risks facing the Company. The risks described there are not the only risks facing the Company, as additional risks and uncertainties not currently known or foreseeable or risks that are currently deemed immaterial may materially adversely affect the Company's business, financial condition or results of operations in future periods.

2 Strategic planning

The Board oversees the Company's business and capital allocation strategies. It discusses strategic planning at each Board meeting and holds a special strategy session with management in July of each year dedicated exclusively to strategic planning. This session focuses on the development and implementation of the Company's short-term, intermediate-term and long-term strategic plans. The Board and management review and discuss the Company's operations, and financial and non-financial performance. They analyze aviation industry developments and trends, the Company's service and solution offerings and the competitive landscape in which the Company operates.

The Board monitors management's performance in the execution of the Company's strategy throughout the year. It receives regular updates from management at each meeting on strategic opportunities and risks that the Company is currently assessing or addressing, including through the oversight of management's enterprise risk management program.

3 Management development, succession planning and diversity

AAR's Board places a high priority on senior management development and succession planning. The Board, primarily through the Nominating and Governance Committee, conducts an annual evaluation review focused on CEO succession planning as well as the succession planning and retention practices for senior management leaders.

The annual review addresses the development and evaluation of current and potential senior leaders, and the development of short-term and longer-term succession plans for key positions, including a succession plan for the CEO position. The Board also has a CEO emergency succession planning process to address unanticipated events and emergency situations.

The annual review also includes a diversity presentation that provides information on minority hiring and retention, the status of the Company's diversity and inclusiveness programs, including outreach programs focused on increasing the employee applicant pool, particularly for women, minorities and veterans. The Board is focused on improving diversity at all levels of the Company, but particularly at the middle and senior management levels. In order to help facilitate the evaluation of diverse candidates, the Board adopted amended Corporate Governance Guidelines in December 2019 that mandate that a diverse candidate must be included in any director search.

4 Company performance

The Board receives regular updates relating to the Company's financial performance against key measures, including sales growth, earnings per share growth, SG&A as a percentage of sales, return on invested capital and working capital turnover. The Board also monitors the Company's growth ratios, margin ratios, people efficiency and asset efficiency. The Board oversees operational performance at the Company's business units through management presentations at each meeting.

The Board regularly reviews and compares its corporate governance profile against its peer group companies, competitors and market indices. In light of COVID-19, and the related significant decline in the Company's stock price, the Board decided in March 2020 to adopt a limited duration Rights Plan. The Board believes that the adoption of the Rights Plan positions the Board to have sufficient time to make informed judgments and decisions that are in the best long-term interests of the Company and its stockholders, and that realize the long-term value of the Company. See "Recent Adoption of Limited Duration Stockholder Rights Agreement" on page 20 of this proxy statement for additional information.

Role and responsibilities of the Board committees

The Board has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and an Executive Committee. The following table outlines the risk oversight and general responsibilities of the Board committees as well the composition of such committees immediately prior to our annual meeting:

Nominating and governance committee



James E. Goodwin
Chair

Members
Michael R. Boyce
Patrick J. Kelly
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Nominating and Governance Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Nominating and Governance Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Nominating and Governance Committee and the Board of Directors at their July 2020 meetings. The full text of the Nominating and Governance Committee charter appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Nominating and Governance Committee is responsible for both nominating and governance matters as described in its charter. The Nominating and Governance Committee performs the specific functions described in its charter, including:

- Oversees the composition, structure and evaluation of the Board and its committees;
- Conducts, together with the Compensation Committee, an annual performance evaluation of the Chief Executive Officer;
- Reviews, considers, and acts upon related person transactions;
- Reviews succession plans for the Chief Executive Officer and Chief Financial Officer and recommends individuals to fill these positions
- Develops and recommends Corporate Governance Guidelines for Board approval; and
- Monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees.

The Nominating and Governance Committee held four meetings during Fiscal 2020.

Key risk oversight responsibilities

- Corporate governance
- Board and committee membership
- Succession planning
- Diversity
- Board, Committee and CEO effectiveness
- Related party transactions

The Nominating and Governance Committee oversees and reports to the Board on corporate governance risks, including Board and committee membership, director independence and related party transactions. It makes recommendations to the full Board on succession planning at the Chief Executive Officer and senior executive level and the annual evaluation of the performance of the Board of Directors.

Compensation committee



Ronald B. Woodard
Chair

Members
Anthony K. Anderson
Michael R. Boyce
Peter Pace
Jennifer L. Vogel

Role and responsibilities

The Compensation Committee is comprised entirely of independent directors qualified to serve on the Compensation Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Compensation Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Compensation Committee and the Board of Directors at their July 2020 meetings. The full text of the Compensation Committee charter appears on the Company's website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing the Company's stock plans and other executive compensation and employee benefit plans. The Compensation Committee performs the specific functions described in its charter, including:

- Sets the compensation of the Chief Executive Officer and, together with the Nominating and Governance Committee, conducts an annual performance review of the Chief Executive Officer;
- Reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- Administers the Company's annual cash bonus plan and the long-term incentive stock plan;
- Recommends director compensation and benefits to the Board for approval; and
- Oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans.

The Compensation Committee held four meetings during Fiscal 2020. Information about the roles of the Committee's independent compensation consultant and management in the executive compensation process is set forth under "Executive Compensation — Compensation Discussion and Analysis."

Key risk oversight responsibilities

- Target-setting under annual cash bonus programs
- Target-setting under performance share programs
- Compensation policies and practices
- Impact of performance-based compensation on risk-taking by management
- Compensation consultant independence
- Executive employment agreements

The Compensation Committee oversees and reports to the Board on the Company's cash bonus programs and stock-based compensation to be sure that they are appropriately structured to incentivize officers and key employees while avoiding unnecessary or excessive risk-taking.

Audit committee



Marc J. Walfish
Chair

Members
James E. Goodwin
Patrick J. Kelly
Duncan J. McNabb
Peter Pace
Ronald B. Woodard

Role and responsibilities

The Audit Committee is comprised entirely of independent directors qualified to serve on the Audit Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence. The Board of Directors has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of applicable SEC rules.

The Audit Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Audit Committee and the Board of Directors at their July 2020 meetings. The full text of the Audit Committee charter appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its duty to stockholders to oversee and review: the quality and integrity of the Company's financial statements and internal controls over financial reporting; the qualifications, independence and performance of the Company's independent registered public accounting firm; and the performance of the Company's Internal Audit function.

The Audit Committee performs the specific functions described in its charter, including:

- Approves and engages the independent registered public accounting firm that audits the Company's consolidated financial statements;
- Pre-approves all non-audit and audit-related services furnished by the independent registered public accounting firm;
- Maintains communication between the Board and the independent registered public accounting firm;
- Monitors the qualifications, independence and performance of the independent registered public accounting firm;
- Oversees and reviews the Company's financial reporting processes and practices;
- Oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of the Company's internal audit department;
- Reviews the scope and results of audits;
- Oversees the Company's enterprise risk management committee; and
- Meets with the independent registered public accounting firm representatives and internal audit department representatives without members of management present.

The Audit Committee held four meetings during Fiscal 2020.

Key risk oversight responsibilities

- Risk assessment and risk management practices
- Financial reporting and investor disclosure
- Accounting and auditing
- Quality and adequacy of processes and internal controls
- Cybersecurity risk
- Ethics Hotline
- Oversight of enterprise risk management program

The Audit Committee reviews and assesses management's processes for managing risks relating to accounting, financial reporting, investment, tax and legal compliance, risks identified by the Company's internal and external auditors, and matters raised through the Company's Ethics Hotline.

The Audit Committee oversees the enterprise risk management committee, which is composed of Company employees and is responsible for identifying the principal risks to the Company, developing and implementing risk mitigation strategies, auditing the effectiveness of the risk mitigation strategies and reporting to the Audit Committee. The enterprise risk management committee meets regularly with the Audit Committee to review and discuss the Company's principal risks and outline its risk mitigation approach for addressing these risks.

Executive committee



David P. Storch
Chair

Members
James E. Goodwin
John M. Holmes
Jennifer L. Vogel
Marc J. Walfish

Role and responsibilities

The Executive Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Board of Directors at its July 2020 meeting. The full text of the Executive Committee charter appears on the Company's website at **www.aarcorp.com/investor-relations/corporate-governance** and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Executive Committee is authorized to meet between meetings of the Board of Directors and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee did not meet during Fiscal 2020.

Board, management and employee interaction

The Board and its committees receive information from, and have regular access to, individual members of management responsible for managing risk, including the Company's President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor, the Chief Compliance Officer and the business group leaders.

The directors, when possible, also meet each quarter with a broader group of the Company's employees at regularly scheduled Board dinners and in other informal settings to learn more about the Company's businesses, employees and culture. The Board also periodically holds meetings at a Company facility other than the corporate headquarters to promote interaction with local management and employees and allow directors a first-hand opportunity to inspect and better understand the Company's business operations.

Executive sessions

The independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances make it advisable or necessary. The independent directors also hold meetings with and without the Chairman of the Board. The Lead Director presides at all executive sessions of the independent directors. The independent directors met separately as a group on five occasions in Fiscal 2020.

Board structure

Board leadership

The Board of Directors determines the appropriate leadership structure for the Board and the Company consistent with the best interests of stockholders. The leadership structure is intended to promote strong oversight, encourage open and independent viewpoints and contribute to the long-term success of the Company and the effective performance of the Board. The Board regularly reviews the Company's leadership structure.

Effective June 1, 2018, the Board approved the separation of the Chairman of the Board and Chief Executive Officer roles, appointing Mr. Storch as Chairman of the Board and electing John M. Holmes as Chief Executive Officer of the Company. The Board believes that this is the most effective leadership structure for the Company at this time, but reserves the right to make future changes in the best interests of stockholders.

In addition to separate Chairman of the Board and Chief Executive Officer roles, the Company has a Lead Director of the Board of the Directors, a position established under the Corporate Governance Guidelines and elected annually by the independent directors.

The following provides a brief description of the key responsibilities of the Company's Chairman of the Board, President and Chief Executive Officer and Lead Director:


David P. Storch
Chairman of the Board

Key responsibilities

- Chairs Board meetings and annual meetings of stockholders
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Serves as a liaison between the Chief Executive Officer and the independent directors
- Works with the Chief Executive Officer on key strategic, operational and financial matters


John M. Holmes
President and Chief Executive Officer

Key responsibilities

- Manages the Company's day-to-day operations
- Has the authority to call Board meetings
- Collaborates on Board meeting agendas, meeting schedules and information sent to the Board
- Develops and implements the Company's business strategy and capital allocation strategy
- Serves as the Company's principal spokesperson
- Represents the Company to customers, suppliers and industry partners


James E. Goodwin
Lead Independent Director

Key responsibilities

- Presides at all Board meetings when the Chairman of the Board is not present
- Has the authority to call Board meetings and meetings of the independent directors
- Chairs executive sessions of the independent directors
- Consults with and serves as a liaison among the Chairman of the Board, the Chief Executive Officer and the independent directors
- Facilitates the Board and Board Committee self-evaluation process

Board practices and policies

Board meetings and attendance

During Fiscal 2020, the Board held five meetings. All directors attended at least 75% of the Board meetings and meetings of Board committees on which they served in Fiscal 2020.

The Company's Corporate Governance Guidelines provide that directors are expected to attend all stockholder meetings. All directors serving at the time attended the Company's 2019 annual meeting of stockholders.

Board and committee evaluations

Our Nominating and Governance Committee conducts an annual evaluation of the performance of the Board. The Board's Lead Director reports the evaluation results — which include an assessment of the Board's performance as well as the identification of specific areas for improvement — to the full Board. Each Board committee also conducts an annual evaluation of its performance and reports the results to the full Board.

Board retirement policy

Our Corporate Governance Guidelines fix the director retirement age at 75 (a director who turns 75 when his or her Class is not up for election may serve out the remaining term of the Class). The Board may make an exception to this requirement if it affirmatively determines that a director's skills, experience or other relevant factors merit extended service as a director. The Board has used this exception only one time since the adoption of the retirement policy.

Corporate governance guidelines

The Board of Directors adopted Corporate Governance Guidelines to codify its policies and procedures and to demonstrate its commitment to corporate governance best practices. These Guidelines address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, management evaluation and succession, and the annual performance evaluation of the Board of Directors. These Guidelines are reviewed and approved annually, most recently in July 2020, by the Nominating and Governance Committee and the Board of Directors. The full text of these Guidelines appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Code of business ethics and conduct

"AAR's culture of ethics and compliance depends upon leadership by example, a commitment to shared values, an environment where employees are encouraged to speak up, and a respect for cultural diversity and inclusion."

– John M. Holmes, President & CEO

The Company's Code of Business Ethics and Conduct adopted by the Board of Directors applies to all directors, officers, and employees, including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The purpose of the Code of Business Ethics and Conduct is to promote the highest ethical standards in the Company's business practices and procedures, including: the ethical handling of actual or apparent conflicts of interest; full, fair and timely disclosure; and compliance with applicable laws and governmental rules and regulations.

Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. The Company has a strict non-retaliation policy for employees who report good-faith violations of the Code of Business Ethics and Conduct. We post any amendments to the Code of Business Ethics and Conduct and any waivers from the Code granted by the Board to directors or executive officers on the Company's website, as required under SEC rules. The full text of the Code of Business Ethics and Conduct appears on the Company's website at www.aarcorp.com/investor-relations/corporate-governance and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director orientation and continuing education

We hold director orientation sessions with new directors to familiarize them with our businesses, business strategies and corporate policies and practices. Our goal is to assist our new directors in understanding the Company and developing the skills and knowledge that they need to serve the interests of our stockholders. We regularly provide education materials to our directors on leadership, governance, compensation, risk and other topics of interest to public company directors. We also make external continuing education programs available to our directors to help them maintain and enhance their skills and knowledge in carrying out their ongoing responsibilities as directors of a public company.

Ethics hotline

The Company maintains an Ethics Hotline through an independent third-party provider to receive confidential complaints, information, suggestions or recommendations concerning the Company, its officers, directors, employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The Ethics Hotline, which is toll-free and also accessible through the Company's website, permits individuals to identify themselves or remain anonymous at their election.

Related person transaction policy

The purpose of the Related Person Transaction Policy, as adopted by the Board of Directors, is to provide for the identification, review, and consideration of transactions between the Company or its subsidiaries and any related persons. "Related persons" means: the Company's directors; director nominees; executive officers; greater than five percent beneficial owners of the Company's voting securities; members of their immediate families; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, a principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Under the Policy, any related person transaction involving amounts in excess of $120,000 must be reviewed, considered, and approved by the Board of Directors directly or through the Nominating and Governance Committee. Review of a proposed related person transaction takes into consideration the purpose of, and the potential benefits to the Company from, the related person transaction and the impact of the related person transaction on a director's independence in the event that the related person is a director or an immediate family member of a director. No member of the Board or the Nominating and Governance Committee may participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Policy provides that the Company may undertake certain pre-approved related person transactions (e.g., transactions in which the related person's interest derives solely from his or her service as a director of another corporation or entity that is a party to the transaction) without further specific review, consideration and approval.

In Fiscal 2020, the Board reviewed and approved the following related person transactions involving directors of the Company, concluding in each case that the transaction was fair and in the best interests of the Company and, in the case of Mr. Kelly, did not compromise their independence as directors of the Company:

- Patrick J. Kelly is a director of the Company and the majority owner of Resource 1, a technology staffing company. In Fiscal 2020, the Company paid $764,393 to Resource 1 for staffing services.
- David P. Storch is Chairman of the Board of the Company. Mr. Storch's son, Michael E. Storch, is an employee of the Company in the Aviation Services business group and received total compensation of $181,193 in Fiscal 2020.

In addition, the Company is evaluating a related party transaction involving a series of split dollar life insurance agreements entered into in 1996 with Ira Eichner, the Company's founder, as a benefit to him. To keep the premium costs down, the insurance policies were second to die policies on Mr. and Mrs. Eichner's joint lives. Mr. Eichner passed away in 2018 and Mrs. Eichner is still living. The parties to the agreements included Mr. Eichner, Mrs. Eichner, and their three daughters as trustees of trusts created by Mr. Eichner for their respective benefit. Those trusts are the beneficiaries of the policies. One of the daughters is the wife of David Storch, the current Chairman of the Board.

Under the agreements, the Company's obligation includes paying all policy premiums and paying tax gross ups to the insureds on the economic benefit of the insurance. The agreement calls for the Company to be reimbursed for its cash payments before the beneficiaries share in the proceeds from the insurance policies upon the death of the second to die, to the extent that policy proceeds are sufficient to cover the Company's payments at that time. Due to the passage of time and Mrs. Eichner's current life expectancy, the costs to the Company may exceed the amount payable under the life insurance policies upon her death.

Based on the above, the Company and family are evaluating the best path forward, which includes the possibility that the family would surrender the policies. In the event of a voluntary surrender, the agreements provide that the Company would be entitled to be reimbursed for the premiums paid plus the tax gross up amounts. Such reimbursement would be paid from the surrender value of the policies and, to the extent that amount is insufficient, from the family. AAR's total payments to date exceed the current cumulative cash value of the policies. Since the surrender is believed to be in the best interests of all parties, the Company and the family currently contemplate that each side will bear one-half of the economic burden of that shortfall, and the Company and the family would terminate the agreements. It is expected that the Company's half of that shortfall will exceed $120,000. Any final transaction will be approved in accordance with the Company's Related Person Transaction Policy.

Communications with the board of directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, the Lead Director, the independent directors as a group, or any individual director or Committee Chair by mail addressed to:

AAR CORP.
Attention: Independent Directors, Lead Director or the name of the individual director
c/o Corporate Secretary
One AAR Place
1100 North Wood Dale Road
Wood Dale, Illinois 60191

The independent members of the Board of Directors have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board of Directors.

Director compensation

The Board of Directors reviews director compensation annually to ensure that it is fair, appropriate and in line with its peer group companies. The Board works with the Compensation Committee's independent compensation consultant to undertake an annual review of the type and amount of each element of director compensation.

The Fiscal 2020 director compensation program, as approved by the Board, consisted of the following compensation elements:

Compensation element	Fiscal 2020 non-employee director compensation program
Board chair annual retainer	$180,000*
Non-employee director annual retainer	$50,000*
Lead director annual retainer	$30,000*
Committee chair annual retainer	$10,000*
Board and committee meeting fees	$2,500 per meeting ($1,250 for telephone meetings)*
Annual stock award	Shares of common stock with a total dollar value of $120,000 (vesting after one year)

* The Board temporarily reduced the cash component of its compensation by 15% effective April 1, 2020, and then further adjusted down by an additional 5% (to 20%) effective May 1, 2020, in an effort to support the Company's cost reduction efforts related to COVID-19.

All retainers are paid quarterly, and meeting fees are paid promptly following each meeting attended. The annual stock award for Fiscal 2020 was approved at the Board's April 2019 meeting with an effective date of June 3, 2019 and a vesting date of June 3, 2020.

Each non-employee director, upon being elected a director, receives term life insurance coverage of $200,000 and is eligible (with spouse) to participate in a Company-paid annual physical program. The Company also reimburses its non-employee directors for travel, lodging and related expenses that they incur in attending Board and committee meetings and for other Company business expenses.

Cap on director compensation

The AAR CORP. 2013 Stock Plan, as approved by the Company's stockholders, caps the annual compensation of non-employee directors at $500,000 per director. This cap takes into account all cash and non-cash compensation (including the dollar value of all stock awards) paid in a single fiscal year. It does not apply to Mr. Storch's consulting fees, which are discussed below under "Agreement with Mr. Storch."

The reasons for this cap on director compensation are to protect against conflicts of interest given that the directors approve their own compensation and to ensure that directors receive fair and reasonable, but not excessive, compensation for their services.

Ability to defer director compensation

Non-employee directors may elect to defer receipt of their compensation under the Company's Non-Employee Directors' Deferred Compensation Plan (the "Director Plan"). Under the Director Plan, non-employee directors may defer retainers, meeting fees and stock awards into (a) a stock account, with the deferred compensation converted into stock units equivalent to shares of common stock based on the then current stock price, or (b) a cash account, with the deferred compensation credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred compensation are made, at the participant's election, in cash or in shares of common stock. Distribution occurs upon termination of service on the Board or on other dates as specified by the participant.

Director compensation table

Fiscal 2020 director compensation

The table below sets forth all compensation paid to each non-employee director for Fiscal 2020.

Name[1]	Fees earned or paid in cash ($)[2]	Stock awards ($)[3]	Option awards ($)[4]	All other compensation ($)[5]	Total ($)
Anthony K. Anderson	74,189	120,000	—	6,730	200,919
Norman R. Bobins[6]	36,667	120,000	—	8,866	165,533
Michael R. Boyce	84,002	120,000	—	6,747	210,749
H. John Gilbertson, Jr.[7]	13,126	30,015		239	43,380
James E. Goodwin	122,502	120,000	—	1,435	243,937
Patrick J. Kelly	84,002	120,000	—	1,435	205,437
Duncan J. McNabb	84,002	120,000	—	1,435	205,437
Peter Pace	82,752	120,000	—	1,435	204,187
David P. Storch	229,126	120,000	—	156,336	505,462
Jennifer L. Vogel	84,002	120,000	—	1,435	205,437
Marc J. Walfish	94,002	120,000	—	1,435	215,437
Ronald B. Woodard	91,689	120,000	—	10,537	222,226

[1] Mr. Holmes is not included in this table because, as an employee director of the Company, he received no additional compensation for his service as a director in Fiscal 2020. Mr. Holmes's compensation is set forth in the Summary Compensation Table in this proxy statement. Mr. Leduc is not included in this table because he did not join the board until Fiscal 2021.

[2] The following table provides a breakdown of director fees earned or paid in cash for Fiscal 2020:

Name	Annual retainer ($)	Board chair and committee chair retainer fees ($)	Meeting fees ($)	Lead director fee ($)	Total ($)
Anthony K. Anderson	47,500	—	26,689	—	74,189
Norman R. Bobins	16,667	—	20,000	—	36,667
Michael R. Boyce	47,500	—	36,502	—	84,002
H. John Gilbertson, Jr.	10,000		3,126		13,126
James E. Goodwin	47,500	10,000	36,502	28,500	122,502
Patrick J. Kelly	47,500	—	36,502	—	84,002
Duncan J. McNabb	47,500	—	36,502	—	84,002
Peter Pace	47,500	—	35,252	—	82,752
David P. Storch	47,500	171,000	10,626	—	229,126
Jennifer L. Vogel	47,500	—	36,502	—	84,002
Marc J. Walfish	47,500	10,000	36,502	—	94,002
Ronald B. Woodard	47,500	10,000	34,189	—	91,689

[3] The amounts in this column reflect the aggregate grant date fair value of the Fiscal 2020 stock award of 3,922 shares granted on June 3, 2019 to each non-employee director (for Mr. Gilbertson, the stock award was 981 shares granted on March 17, 2020) computed in accordance with FASB ASC Topic 718. On June 3, 2019, each non-employee director (other than Mr. Gilbertson) held these 3,922 unvested restricted shares, which subsequently vested on June 3, 2020. General McNabb elected to defer his stock grant.

4   No stock options were granted to non-employee directors in Fiscal 2020. No non-employee director held any stock options as of May 31, 2020, except for Mr. Storch who held 276,329 stock options, all of which are vested, at exercise prices ranging from $24.00 to $35.26.

5   This column includes the cost of the annual physical program, reimbursements for travel, lodging and hotel expenses in connection with the annual physical program, office/secretarial support for the Chairman of the Board, and the cost of term life insurance coverage. This column also includes the consulting fees paid to Mr. Storch in the amount of $150,000.

6   Mr. Bobins retired as a director at the 2019 annual meeting of stockholders on September 24, 2019.

7   Mr. Gilbertson joined the Board on March 17, 2020.

Fiscal 2021 director compensation

At its May 2020 meeting, the Board of Directors, upon the recommendation of the Compensation Committee, approved the Fiscal 2021 non-employee director compensation plan, which is identical in all respects to the Fiscal 2020 non-employee director compensation plan.

However, the Board temporarily reduced the cash component of its compensation by 15% effective April 1, 2020, and then further adjusted down by an additional 5% (to 20%) effective May 2, 2020, in an effort to support the Company's cost reduction efforts related to COVID-19. In addition, as described below, Mr. Storch voluntarily reduced his annual retainer by 20% for the duration of the Board's temporary reduction. These temporary reductions will remain in place throughout Fiscal 2021 until further action by the Board of Directors.

Agreement with Mr. Storch

The Company has an agreement with Mr. Storch relating to his duties as Chairman of the Board and as a consultant to the Company.

Under this agreement, Mr. Storch receives standard director compensation under the Company's non-employee director compensation plan and a separate Chairman of the Board annual retainer of $180,000 and reimbursement in an annual amount not to exceed $30,000 per year for an outside office and/or secretarial support for his service as Chairman of the Board until the end of his term as a director in 2021. In connection with cost cutting efforts by the Company, Mr. Storch voluntarily agreed to reduce his annual cash retainer by 20% for the duration of the Board's temporary reduction to their cash fees. In addition, Mr. Storch received an annual retainer of $150,000 for services as a consultant to the Company in Fiscal 2020. Mr. Storch's consulting services include advising the Chief Executive Officer; assisting with the development and implementation of the Company's business strategy and capital allocation plans; representing the Company to customers, suppliers and industry partners; and providing other services as reasonably requested by the Board. Mr. Storch's consulting agreement terminated May 31, 2020 in accordance with its terms.

Proposal 2
Executive compensation



Proposal 2 Advisory proposal to approve our Fiscal 2020 executive compensation

Our Board of Directors unanimously recommends that you vote **FOR** this resolution approving the Fiscal 2020 compensation paid to our named executive officers.

Proposal summary

We are asking you to approve the following advisory proposal — commonly known as a "say-on-pay" proposal — on the compensation awarded to our named executive officers for Fiscal 2020 as disclosed in this proxy statement:

> "**RESOLVED**, that the stockholders of the Company approve, on an advisory basis, the compensation of the named executive officers for Fiscal 2020 as reported in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

We hold an annual vote on say-on-pay because we believe it is important to obtain the input of our stockholders on our executive compensation program. Each year our Compensation Committee takes a careful look at the Company's executive compensation program to determine whether to make any design or implementation changes. Reasons to make changes may include the results of prior say-on-pay stockholder votes, stockholder feedback, the financial and operating performance of the Company, the performance of individual senior management members, peer group changes or market trends.

As in prior years, the Compensation Committee designed the Fiscal 2020 executive compensation program to align executive pay with Company performance in order to create an identity of interest between management and stockholders. This goal is accomplished principally through the payment of performance-based cash and non-cash incentives.

The Board encourages you to read the "Compensation Discussion and Analysis" and the accompanying executive compensation tables in this proxy statement for a comprehensive description of the Fiscal 2020 executive compensation program.

All Fiscal 2020 executive compensation paid to the named executive officers was performance-based compensation, other than base salaries (and a signing bonus to our new General Counsel), as shown below:

Plan	Performance goals
FY20 short-term incentive plan – cash bonuses	• Earnings per share from continuing operations • Working capital turns
FY20 long-term incentive plan – performance shares	• Income from continuing operations • Average return on invested capital • Relative total stockholder return
FY20 long-term incentive plan – stock options	• Stock price appreciation

Proposal 2 Executive compensation

The charts below show the breakdown of performance-based compensation and fixed compensation paid to the Company's named executive officers in Fiscal 2020.


John M. Holmes
$1,113,750
Performance based annual cash bonus
$1,300,212
Performance based stock
$1,300,118
Stock options
$801,101
Base salary
Total percentage performance based 82.3%
Total percentage fixed 17.7%
Sean M. Gillen
$556,200
Performance based annual cash bonus
$250,439
Performance based stock
$428,841
Stock options
$403,498
Base salary
Total percentage performance based 75.4%
Total percentage fixed 24.6%
Jessica Garascia*
$168,750
Performance based annual cash bonus
$117,262
Base salary
$50,000
Bonus
Total percentage performance based 50.2%
Total percentage fixed 49.8%
Chris Jessup
$540,000
Performance based annual cash bonus
$250,439
Performance based stock
$249,775
Stock options
$391,746
Base salary
Total percentage performance based 72.6%
Total percentage fixed 27.4%
Eric Pachapa
$248,553
Performance based annual cash bonus
$175,119
Performance based stock
$175,100
Stock options
$327,843
Base salary
$50,000
Bonus
Total percentage performance based 61.3%
Total percentage fixed 38.7%
Robert Regan*
$234,923
Performance based annual cash bonus
$248,596
Base salary
Total percentage performance based 48.6%
Total percentage fixed 51.4%

* Ms. Garascia became the new General Counsel of the Company effective February 3, 2020. Ms. Garascia received a $50,000 signing bonus under the terms of her employment arrangement. The base salary amounts for Ms. Garascia and Mr. Regan are prorated for their periods of employment in Fiscal 2020.

Our Compensation Committee believes that the executive compensation paid to our named executive officers in Fiscal 2020, in form and amount, was appropriate and in the best interests of the Company and its stockholders.

This say-on-pay advisory vote is not binding on the Board of Directors. The Board, however, will review and consider the voting results and other relevant factors in responding to this advisory vote.

Compensation committee Fiscal 2020 report

The Compensation Committee of the Board of Directors of the Company furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Compensation Committee reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with the Company's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors of AAR CORP.

Ronald B. Woodard, Chair
Anthony K. Anderson
Michael R. Boyce
Peter Pace
Jennifer L. Vogel

Compensation committee interlocks and insider participation

Messrs. Anderson, Boyce, Woodard, General Pace and Ms. Vogel, all of whom are independent non-employee directors, are the current members of the Compensation Committee of the Board of Directors of the Company. None of the members of the Compensation Committee is or ever was an officer or employee of the Company or any of its subsidiaries, and none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the Board of Directors of the Company or on the Compensation Committee of the Board of Directors of the Company.

Compensation discussion and analysis

Executive summary

Named executive officers

This Compensation Discussion and Analysis ("CD&A") describes and explains our Fiscal 2020 executive compensation program for the following executive officers of the Company (the "named executive officers"):

John M. Holmes, President and Chief Executive Officer
Sean M. Gillen, Vice President and Chief Financial Officer
Jessica A. Garascia, Vice President, General Counsel and Secretary (Since February 3, 2020)
Christopher A. Jessup, Vice President, Chief Commercial Officer
Eric S. Pachapa, Vice President, Controller and Chief Accounting Officer
Robert J. Regan, Retired Vice President, General Counsel and Secretary (Retired December 31, 2019)

Financial highlights

AAR had strong financial performance for Fiscal 2020 in light of the impact of the COVID-19 pandemic. Consolidated sales exceeded $2 billion, (an increase of 1% over Fiscal 2019), diluted earnings per share from continuing operations was $0.71 (a decrease of 70% over Fiscal 2019) and adjusted diluted earnings per share from continuing operations, a non-GAAP financial measure, was $2.15 (a decrease of 11.8% over Fiscal 2019). AAR maintained its strong balance sheet in Fiscal 2020 and implemented several cost cutting initiatives to help it navigate uncertain market conditions presented by COVID-19.

For a definition of adjusted diluted earnings per share from continuing operations and a reconciliation of this measure to the closest comparable GAAP financial measure, see Appendix B.

Selected financial information

(dollars in millions except per share data) For the year ended May 31,	2020 ($)	2019 ($)	2018 ($)
Sales	2,072.0	2,051.8	1,748.3
Operating income	41.3	98.3	86.0
Diluted earnings per share from continuing operations	0.71	2.40	2.11
Cash provided from (used in) operations – continuing operations	(19.1)	60.5	55.8

As of May 31			
Working capital	1,055.6	595.0	609.4
Total assets	2,079.0	1,517.2	1,524.7
Total debt	602.0	142.9	178.9
Equity	902.6	905.9	936.3

Key financial achievements

Revenue and growth



Adjusted diluted EPS from continuing operations*



*   Please see Appendix B for reconciliations of non-GAAP financial measures.

For more information about our Fiscal 2020 performance, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on July 21, 2020. For more information about our stock price performance, please see "Comparison of Cumulative Five-Year Total Return" in our Form 10-K.

Executive compensation highlights

Fiscal 2020 changes to our executive compensation program

When setting compensation for Fiscal 2020, the Board continued to focus on pay for performance, including by using relative total stockholder return for performance share awards.

Additionally, in light of the ongoing global COVID-19 crisis, and in order to aggressively manage our business in light of a changing market environment, we introduced a number of cost reduction measures during Fiscal 2020 including:

- Temporary reductions in base salary of 20% for our CEO and 15% for the other executive officers, and reductions in base salary ranging from 5% to 10% for other salaried employees;
- Temporary suspension of the Company's 401(k) and SKERP match for fiscal year 2021; and
- The Board's use of its discretion to reduce the short term incentive payout and 2018 long-term incentive payout for named executive officers.

We made these changes to our executive compensation program in Fiscal 2020 to continue to align our executive compensation outcomes with Company performance and the interests of stockholders and to reflect best market practices.

We believe the outcome of our 2019 say-on-pay vote (97%) demonstrated strong stockholder support for our executive compensation program. We believe that our Fiscal 2020 program continues to align our executive compensation program by linking key Company objectives with the preferences of our stockholders.

Say-on-pay vote



Pay–for–performance alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: earnings per share from continuing operations (80%) and working capital turns (20%)
- Our Fiscal 2020 long-term incentives were 100% performance based: performance shares and stock options
- Performance shares for Fiscal 2020 were linked to three key performance metrics critical to the success of our business strategy: income from continuing operations, return on invested capital and relative total stockholder return
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the Company's peer group
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term - is consistent with competitive best practices

Our executive compensation goals and philosophy

Our executive compensation program has three principal goals:

Engage executive talent

Attract and retain talented executives capable of producing outstanding business results for the Company and its stockholders;

Align pay and performance

Motivate and reward executives by paying for performance in a manner that reflects the Company's performance, business group performance and individual performance; and

Diversify pay mix

Provide compensation that strikes a proper balance between short-term and long-term compensation, and between fixed compensation and at-risk performance compensation, and between cash and stock compensation, with an emphasis on stock compensation to align the interests of executives with the interests of the Company's stockholders.

Our executive compensation philosophy for our named executive officers is to target compensation as follows:

Compensation element	Target
Base salary	±10% of market median
"Total annual cash compensation" (base salary + annual cash bonus)	±10% of market median
"Total direct compensation" (base salary + annual cash bonus + the grant date value of annual stock awards)	±15% of market median

We also seek to provide our named executive officers with opportunity to reach or exceed the market 75th percentile with exceptional performance.

The compensation opportunities for individual executives may vary depending on experience, effectiveness, performance and other relevant factors. By incentivizing and rewarding outstanding performance, our executive compensation program seeks to link the achievement of the Company's key business performance goals directly with the pay outcomes for our named executive officers.

Cash bonuses under the Fiscal 2020 short-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	**80**%	Earnings per share from continuing operations
Make more efficient use of stockholder capital in support of Company sales	**20**%	Working capital turns

Performance shares under the Fiscal 2020 long-term incentive plan

Strategic goal	Compensation measure	
Increase profitability and deliver value to stockholders	**70**%	Income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	**20**%	Average return on invested capital
Outperform peer group companies in generating stockholder value	**10**%	Relative total stockholder return

Executive compensation practices

What We Do

- ✓ Annual say-on-pay stockholder vote
- ✓ Challenging performance targets under our incentive compensation plans
- ✓ Emphasis on performance-based compensation
- ✓ Multi-year vesting periods for stock awards
- ✓ Limited perquisites
- ✓ "Double trigger" change-in-control provisions in executive agreements
- ✓ Meaningful stock ownership and retention guidelines for directors and executive officers
- ✓ Prohibition on short sales, pledging and hedging transactions
- ✓ Claw-backs of incentive compensation in the event of certain financial restatements
- ✓ Annual assessment of incentive compensation plans

What We Don't Do

- ✗ No tax gross-ups
- ✗ No repricing of stock options
- ✗ No dividends on performance based restricted stock unless performance goals are met

The Company generally targets its annual pay mix for executive officers (particularly for its Chief Executive Officer) to place significant weight on performance-based compensation over fixed compensation. This pay mix is reflected in the following breakdown of Fiscal 2020 target total direct compensation:

Chief executive officer



| 19.4%
Base salary | 19.4%
Annual cash bonus | 61.2%
Stock awards |

Performance-based compensation
80.6%

Other NEOs



| 37.8%
Base salary | 32.5%
Annual cash bonus | 29.7%
Stock awards |

Performance-based compensation
62.2%

Principal elements of our Fiscal 2020 executive compensation program

The table below describes and explains the purpose of the principal elements of the Fiscal 2020 executive compensation program for our named executive officers:

	Compensation element	Form of compensation	Performance period	Performance measures	Purposes of the compensation element
Annual compensation	Base salary	Cash	1 year	Individual performance and contributions Qualifications and responsibilities Experience and tenure with the Company Competitive salary considerations	Rewards individual performance and contributions consistent with an individual's position and responsibilities Provides competitive compensation Balances risk-taking concerns associated with performance-based compensation
	Annual cash bonus	Cash	1 year	**80%** Earnings per share from continuing operations **20%** Working capital turns	Promotes retention of executive talent Provides short-term, cash-based incentive Measures performance against key corporate goals
Long-term incentive	Stock options	Stock	Up to 10 years (stock option term)	Stock price	Promotes retention of executive talent Aligns payout directly with stockholder value creation
	Performance-based restricted stock	Stock	3 years	**70%** Income from continuing operations **20%** Average return on invested capital **10%** Relative total stockholder return	Promotes retention of executive talent Ties payout to achievement of key corporate goals Aligns payout directly with stockholder value creation

Our compensation committee's decision-making process

Each year the Compensation Committee reviews the Company's executive compensation program and the programs of other companies, including its peer group companies. The Compensation Committee seeks to confirm that each compensation element of the Company's program, as well as the compensation structure, is not only competitive within the Company's marketplace, but also is appropriate for the Company in light of its history, culture, performance and strategy. Particular attention is given to the Company's stock price and total stockholder return to ensure proper alignment between executive compensation and stock price performance.

The Compensation Committee took the following actions in setting and approving executive compensation for Fiscal 2020.

April 2019

✓ Reviewed and approved the Company's Fiscal 2020 peer group.



July 2019

✓ Assessed the Company's prior year's target executive compensation against the target executive compensation of the Company's peer group companies.

✓ Assessed the Company's prior year performance against the performance of peer group companies.

✓ Considered other information relevant to the Fiscal 2020 executive compensation program (e.g., the prior year's say-on-pay result and the CEO's recommendations).

✓ Set target Fiscal 2020 compensation — base salaries, annual cash bonuses and stock awards — for the Company's executive officers.



April-May 2020

✓ Took action to reduce aspects of executive compensation in light of the impact of COVID-19.

✓ Made temporary reductions in base salary of 20% for our CEO and 15% for the other executive officers, and reductions in base salary ranging from 5% to 10% for other salaried employees.

✓ Temporarily suspended the Company's 401(k) and SKERP match for Fiscal 2021.



July 2020

✓ Approved Fiscal 2020 annual cash bonuses based on the Company's performance in Fiscal 2020.

✓ Approved performance-based restricted stock outcomes for the three-year performance period ended May 31, 2020.

Fiscal 2020 executive compensation

CEO pay in Fiscal 2020

In determining Mr. Holmes's Fiscal 2020 compensation, the Compensation Committee took into consideration the following principal factors:

- Mr. Holmes's understanding of the Company's culture, strategy, business and operations, as well as the going-forward challenges facing the Company;

- A recognition that Fiscal 2020 would be Mr. Holmes's second year as a Chief Executive Officer, in comparison to the median tenure of five years for CEOs in the Company's peer group;

- A competitive pay analysis prepared by the Compensation Committee's independent compensation consultant in April 2019, showing that the median target pay for CEOs in the Company's peer group was approximately $4,500,000 and

- The Committee's belief that the substantial majority of Mr. Holmes's compensation should be contingent on performance.

Based on these factors, the Compensation Committee set Mr. Holmes's Fiscal 2020 target pay at $4,250,000, consisting of base salary of $825,000, target cash bonus opportunity of $825,000 (100% of his base salary), and stock-based compensation of $2,600,000 ($1,300,000 in stock options and $1,300,000 in performance-based restricted stock).

The Compensation Committee determined that Mr. Holmes's Fiscal 2020 total pay opportunity of $4,250,000 was appropriate for a second-year Chief Executive Officer because it positioned Mr. Holmes at approximately the 45th percentile among CEOs of companies in the Company's peer group, while leaving room for future compensation increases with time and performance in the CEO role.

Mr. Holmes's base salary was temporarily reduced by 15% effective April 1, 2020, and then further adjusted down by an additional 5% (to 20%) effective May 2, 2020, as a component of the Company's cost reduction efforts related to COVID-19.

Fiscal 2020 base salaries

The Compensation Committee believes that base salaries — representing fixed compensation — should be sufficiently competitive for AAR to attract and retain talented executives, but should be a less significant percentage of total compensation than performance-based compensation for AAR's executive officers.

The Compensation Committee increased the base salary of Mr. Holmes, the Company's President and Chief Executive Officer, to $825,000, which was then reduced as described above.

For Fiscal 2020, the Compensation Committee approved a 3% increase in the base salaries of Mr. Gillen and Mr. Pachapa in line with the base salary increase for all employees of the Company and a 7% increase in the salary of Mr. Jessup in recognition of his contributions to the Company and to more closely align with midrange competitive pay levels for comparable roles. Mr. Regan did not receive an increase in salary due to his scheduled retirement at December 31, 2019.

The following table shows Fiscal 2019 and Fiscal 2020 annual base salaries for the named executive officers, as set by the Compensation Committee. In an effort to support the Company's cost reduction efforts related to COVID-19, Mr. Holmes's base salary was reduced by 15% effective April 1, 2020, and then further adjusted down by an additional 5% (to 20%) effective May 2, 2020. The other named executive officers' compensation was reduced by 10%, and then further adjusted down by an additional 5% (to 15%) effective May 2, 2020.

Named executive officer	Fiscal 2019 ($)	Fiscal 2020 ($)**	Increase %
John M. Holmes	750,000	825,000	10
Sean M. Gillen	400,000	412,000	3
Jessica A. Garascia*	—	375,000	—
Christopher A. Jessup	375,000	400,000	7
Eric S. Pachapa	325,000	334,750	3
Robert J. Regan*	426,164	426,164	—

*   Ms. Garascia became Vice President, General Counsel and Secretary of the Company effective February 3, 2020 following Mr. Regan's retirement on December 31, 2020. Ms. Garascia received actual base salary of $117,262, and Mr. Regan received actual base salary of $248,596, for their periods of employment with the Company in Fiscal 2020.

**   Amounts reflect base salary as set by the Compensation Committee, and prior to the temporary reductions taken by management. The base salaries of the Named Executive Officers as of May 2, 2020, reflecting the temporary reduction, were as follows: Mr. Holmes $660,000, Mr. Gillen $350,200, Ms. Garascia $318,750, Mr. Jessup $340,000 and Mr. Pachapa $284,538.

Fiscal 2020 cash bonuses

Fiscal 2020 short-term incentive plan – setting targets

At its July 2019 meeting, the Compensation Committee approved the Fiscal 2020 short-term incentive plan for the executive officers of the Company at that time – Messrs. Holmes, Gillen, Jessup, Pachapa and Regan. The Compensation Committee added Ms. Garascia as a participant in this plan after she joined the Company as Vice President, General Counsel and Secretary on February 3, 2020.

The Fiscal 2020 short-term incentive plan used two performance goals to determine annual cash bonuses: the Company's earnings per share from continuing operations as adjusted (weighted 80%) and the Company's working capital turns (weighted 20%).

The following table shows the earnings per share from continuing operations and working capital turns performance goals at the threshold, target and maximum levels:

Performance goal	Threshold (50%)	Target (100%)	Maximum (250%)
80% Earnings per share from continuing operations (weighting)	$2.30	$2.55	$2.80
20% Working capital turns (weighting)	2.8	3.5	4.2

Target earnings per share from continuing operations of $2.55 represented an 8% increase over the prior year's actual earnings per share from continuing operations. Target working capital turns of 3.5 represented a 2% increase from the prior year's actual working capital turns of 3.45.

The COVID-19 pandemic had a dramatic impact on the Company's fourth quarter financial results, which was unforeseeable when the annual performance targets were set and which overshadowed the Company's strong performance through the first three quarters of Fiscal 2020. Accordingly, the Compensation Committee, in order to reflect the unanticipated impact of COVID-19 on fourth quarter earnings, bifurcated Fiscal 2020 into two separate performance periods with one comprised of the first three quarters of Fiscal 2020 (the "Pre-COVID-19 Period") and one comprised of the fourth quarter of Fiscal 2020 (the "COVID-19 Period"). The Fiscal 2020 full year target for earnings per share from continuing operations of $2.55 per share was allocated across the two periods based on Company's planned earnings, resulting in targets of $1.72 per share for the Pre-COVID-19 Period and $0.83 per share for the COVID-19 Period. The working capital turns target for Fiscal 2020 of 3.5 turns remained consistent across the two periods.

The Compensation Committee believes earnings per share and working capital turns are critical performance measures of the Company's financial success. Earnings per share from continuing operations measures the Company's performance in delivering earnings to stockholders, and working capital turns measures the Company's effectiveness in using its working capital and, in particular, in using its cash.

- "*Earnings per share from continuing operations*" is defined under the Fiscal 2020 short-term incentive plan as diluted earnings per share from continuing operations as disclosed by the Company in its periodic reports filed with the SEC, excluding special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting principles.

- "*Working capital turns*" is defined under the Fiscal 2020 short-term incentive plan as net sales from continuing operations divided by average working capital, where working capital is defined as net accounts receivable plus net inventories minus accounts payable, excluding special charges or unusual or infrequent items incurred during the performance period, and as may be adjusted for changes in generally accepted accounting practices.

In calculating earnings per share from continuing operations and working capital turns, the Compensation Committee has the discretion to exclude special charges or unusual or infrequent items incurred during the performance period and to adjust for changes in GAAP if it determines that such exclusions or adjustments are appropriate. The Compensation Committee exercises this discretion with respect to special charges infrequently, typically limiting it to situations where the special charge was non-recurring or unforeseen and not within the control of management. In addition, the Compensation Committee maintains the discretion to adjust amounts further downward, which discretion was used in Fiscal 2020 in light of the economic impact of COVID-19.

The Fiscal 2020 annual cash bonus opportunities (in dollar amounts and as a percentage of base salary), at the threshold, target and maximum levels for the named executive officers are set forth in the table below, with performance between threshold and target levels and between target and maximum levels resulting in proportionate straight-line payouts:

	Threshold		Target		Maximum	
Named executive officer	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)	Dollar amount ($)	Percent of base salary (%)
John M. Holmes	412,500	50	825,000	100	2,062,500	250
Sean M. Gillen	206,000	50	412,000	100	1,030,000	250
Jessica A. Garascia*	187,500	50	375,000	100	937,500	250
Christopher A. Jessup	200,000	50	400,000	100	1,000,000	250
Eric S. Pachapa	92,056	27.5	184,113	55	460,281	137.5
Robert J. Regan*	149,157	35	298,315	70	745,787	175

* These numbers reflect annualized amounts. Ms. Garascia received a pro-rata portion based on her employment commencement date of February 3, 2020 and Mr. Regan received a pro-rata portion based on his retirement date of December 31, 2019.

Fiscal 2020 short-term incentive plan – approving payouts

For Fiscal 2020, the Company achieved working capital turns of 3.7. As noted above, the Fiscal 2020 EPS target was bifurcated between a Pre-COVID-19 Period and a COVID-19 Period. Actual EPS results for the COVID-19 Period were $0.26 per share, which resulted in no payout for such period. Actual adjusted EPS results for the Pre-COVID-19 Period were $1.88 per share, reflecting adjustments as permitted under the plan to exclude certain special charges including investigation, remediation and severance costs of $0.22 per share and customer contract restructuring and exit costs of $0.53 per share. This methodology, after weighing between the periods, would have resulted in a payout of 178%. However, after the payout was calculated, the Compensation Committee determined to further use its discretion to decrease the bonus payout to 135% in order to further reflect the negative impact of COVID-19 on the Company's performance, cost-cutting measures implemented by the Company and overall economic environment.

The Compensation Committee used its discretion in the foregoing manner because it desired to reward management for producing EPS that were significantly ahead of plan and guidance through the first three quarters of Fiscal 2020, while at the same time recognizing that the Company's performance had been negatively impacted by the effects of COVID-19. Accordingly, the following Fiscal 2020 cash bonuses were awarded based on the methodology described above:

	Fiscal 2020 short-term incentive plan	
Named executive officer*	Target bonus ($)	Actual bonus ($)
John M. Holmes	825,000	1,113,750
Sean M. Gillen	412,000	556,200
Jessica A. Garascia	375,000	168,750
Christopher A. Jessup	400,000	540,000
Eric S. Pachapa	184,113	248,553
Robert J. Regan	298,315	234,923

* Mr. Regan received a pro-rata bonus for his employment with the Company through December 31, 2019. Ms. Garascia received a pro-rata bonus for the period from February 3, 2020 through May 31, 2020.

Fiscal 2020 stock awards

In July 2019, the Compensation Committee approved awards of performance-based restricted stock and stock options to its named executive officers and stock options and time-based restricted stock to other employees of the Company under the Fiscal 2020 long-term incentive plan.

The Compensation Committee decided that the named executive officers should receive performance-based stock awards only – consisting of performance-based restricted stock and stock options. The Compensation Committee further decided that all stock recipients other than the named executive officers should receive both performance-based stock awards – in the form of stock options – and non-performance-based stock awards – in the form of time-based restricted stock.

In Fiscal 2020, as in other years, the Compensation Committee determined the types and dollar amounts of stock awards to be granted, based on a number of factors, including:

- The Fiscal 2020 executive compensation assessment prepared by its independent compensation committee consultant;
- The Company's performance in the last fiscal year and its forecasted performance for the current fiscal year;
- The Company's budget for compensation expense;
- The Company's stock price;
- The Committee's emphasis on performance-based awards;
- The Company's burn rate experience under its stock plan;
- The levels of responsibility, seniority and overall compensation of the participants; and
- The Chief Executive Officer's recommendations for participants other than himself.

The allocation for Fiscal 2020 was approximately 50% - 50% between performance-based restricted stock and stock options. For Fiscal 2020, we continued to grant only performance-based restricted stock and stock options to our senior executives, underscoring our strong orientation to performance-based compensation. Deeper into the organization, the Compensation Committee granted shares of time-based restricted stock as a more value-certain, retention-oriented incentive.

Stock awards for named executive officers

50%
Stock options

50%
Performance shares

Stock awards for other employees

50%
Time-based restricted stock

50%
Stock options

The Compensation Committee's use of performance-based restricted stock is intended to motivate executives to drive corporate performance, specifically with respect to net income performance, return on invested capital performance and relative total stockholder return. The performance-based restricted stock is forfeited unless the Company achieves these performance goals at designated threshold levels over the three-year performance period. The Compensation Committee's use of stock options is intended to focus executives on stock price appreciation. Stock options only have value to an executive if the Company's stock price increases above its grant date value, thus providing a "win-win" for the executives and the Company's stockholders. In these ways, the stock component of the Company's executive compensation program fully reflects a pay-for-performance emphasis.

Performance-based restricted stock – setting fiscal 2020 targets

In July 2019, the Compensation Committee approved the following grants of performance-based restricted stock to the named executive officers for Fiscal 2020, with the grants subject to performance and vesting conditions over the three-year performance period beginning June 1, 2019 and ending May 31, 2022:

Named executive officer	Fiscal 2020 performance-based restricted stock	
	Number of shares at target	Grant date fair value ($)
John M. Holmes	34,525	1,300,212
Sean M. Gillen	6,650	250,439
Jessica A. Garascia	—	—
Christopher A. Jessup	6,650	250,439
Eric S. Pachapa	4,650	175,119
Robert J. Regan*	—	—

* Because of his scheduled retirement date at December 31, 2019, Mr. Regan did not receive an award.

The grant date fair value of the performance-based restricted stock in the table above was based on the $37.66 closing price of the Common Stock on the July 8, 2019 date of grant.

The Compensation Committee designated income from continuing operations (weighted 70%), return on invested capital (weighted 20%) and relative total stockholder return (10%) as the three performance goals for the performance-based restricted stock under the Fiscal 2020 long-term incentive plan. The Compensation Committee believes these three measures are appropriate because they capture critical elements of the Company's performance over the three-year period.

The table below shows the threshold, target and maximum levels set by the Compensation Committee for each of these performance goals:

Performance goal		Threshold (50%)	Target (100%)	Maximum (250%)
70%	Income from continuing operations (weighting)	$220.8M	$275.9M	$331.1M
20%	Three-year return on invested capital (weighting)	5.68%	7.10%	8.52%
10%	Relative total shareholder return (weighting)	25th Percentile	50th Percentile	80th Percentile

The Fiscal 2020 long-term incentive plan provides that: performance below the threshold level results in a 0% payout; performance at the threshold level results in a 50% payout of the shares of performance-based restricted stock; performance at the target level results in a 100% payout; and performance at or above the maximum level results in a 250% payout. Performance between the threshold and target levels and between the target and maximum levels results in proportionate straight-line payouts. The Compensation Committee believes that the performance-based nature of these restricted stock awards provides appropriate incentives to executives in line with the interests of the Company's stockholders.

The Compensation Committee set the targets for these performance goals at challenging levels to provide appropriate incentives for the named executive officers. The Compensation Committee is aware that the target levels present a significant risk that the performance-based shares will be fully or partially forfeited. In fact, the performance-based shares granted for the three-year performance period ended May 31, 2017 paid out at only 21% and it is anticipated that the performance-based shares granted for the three-year performance period ending May 31, 2021 and May 31, 2022 will be forfeited.

If the performance goals for the three-year performance period through Fiscal 2022 are met, the shares will vest 100% on July 31, 2022. The Compensation Committee believes that the three-year performance and vesting periods provide the appropriate combination of incentive and risk management. Performance-based shares of restricted stock, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Performance-based restricted stock – approving payouts

In July 2020, the Compensation Committee approved the payouts of shares of performance-based restricted stock under the Fiscal 2018 long-term incentive program (these grants were previously disclosed in the Company's 2018 proxy statement). The payout was determined by the Company's cumulative net income and return on invested capital performance for the three-year performance period that began on June 1, 2017 and ended on May 31, 2020.

The Compensation Committee, in order to reflect the unanticipated impact of COVID-19 on fourth quarter Fiscal 2020 earnings, and similar to the approach taken with the short-term incentive plan, bifurcated the original performance period into two separate performance periods with one comprised of the period from June 1, 2017 through February 29, 2020 (the "Pre-COVID-19 Period") and one comprised of the fourth quarter of Fiscal 2020 (the "COVID-19 Period"). The target for the three-year performance period for cumulative net income of $174.2 million was allocated across the two periods based on the Company's target growth, resulting in targets of $153.8 million for the Pre-COVID-19 Period and $20.4 million for the COVID-19 Period. The actual cumulative net income results for the COVID-19 Period were ($7.2) million, resulting in no payout for such period. The actual cumulative net income results in the Pre-COVID-19 Period were $191.4 million, reflecting adjustments as permitted under the plan to exclude certain special charges including Airlift impairment and legal charges of $116.0 million, Commercial Programs customer contract related charges of $23.6 million, and other items of $7.9 million.

The return on invested capital target for Fiscal 2020 of 5.85% remained consistent across the periods with the COVID-19 Period resulting in 0% return on invested capital and no payout, and the Pre-COVID-19 Period resulting in return on invested capital of 5.2%.

These results, after weighing the periods, resulted in a payout of 189%. However, and similar to its approach to the Fiscal 2020 short term incentive, the Compensation Committee determined to decrease the payout to 175% in light of the negative impacts of COVID-19 to the Company's performance, cost-cutting measures implemented by the Company, and the overall economic environment.

Based on the Company's cumulative net income and return on invested capital results for the performance period, as adjusted as outlined above, the Fiscal 2018 performance shares paid out as follows:

Named executive officer	Original number of shares granted in Fiscal 2018	Total shares paid out
John M. Holmes	29,000	50,750
Robert S. Regan	13,000	22,750

Stock options

The Compensation Committee approved the following grants of stock option awards for Fiscal 2020, subject to time-based vesting:

	Fiscal 2020 stock options	
Named executive officer	Number of shares	Grant date fair value ($)
John M. Holmes	126,225	1,300,118
Sean M. Gillen	24,250	249,775
Sean M. Gillen*	17,385	179,066
Jessica A. Garascia	—	—
Christopher A. Jessup	24,250	249,775
Eric S. Pachapa	17,000	175,100
Robert J. Regan**	—	—

*   Mr. Gillen received an additional grant of options in Fiscal 2020 to correct an administrative error that occurred in Fiscal 2019, which resulted in him not receiving all the options contemplated by his employment agreement offer.

** Because of his scheduled retirement date of December 31, 2019, Mr. Regan did not receive a stock option grant.

The grant date fair value in the table above was based on a Black-Scholes valuation, using the $37.66 closing price of the Common Stock on the July 8, 2019 date of grant.

The stock options vest 33½% on each of July 31, 2020, July 31, 2021 and July 31, 2022. The Compensation Committee believes that stock options serve a valuable purpose in helping to retain executives and reward them for building a career with the Company. Stock options, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Fiscal 2020 total direct compensation

The following table shows target total direct compensation (base salary + annual cash bonus + the grant date value of annual stock awards) set for each named executive officer for Fiscal 2020, compared to actual total direct compensation received by each named executive officer for Fiscal 2020:

	Fiscal 2020 total direct compensation		
Named executive officer	Target ($)*	Actual** ($)	Actual as a % of target
John M. Holmes	4,250,000	4,515,181	106%
Sean M. Gillen	1,324,214	1,459,912	110%
Jessica A. Garascia	750,000	286,012	38%
Christopher A. Jessup	1,300,214	1,431,960	110%
Eric S. Pachapa	869,082	926,615	107%
Robert J. Regan	724,479	483,519	67%

*   Target compensation includes the base salary of the named executive officers as set by the Compensation Committee, without reflecting the temporary reduction in base salary taken by each named executive officer.

** Actual compensation for Ms. Garascia and Mr. Regan is prorated to reflect partial year employment. Amount excludes the additional options granted to Mr. Gillen to correct an administrative error that occurred in Fiscal 2019, which resulted in him not receiving all the options contemplated by his employment agreement offer.

Fiscal 2020 peer group

The Compensation Committee believes that total compensation opportunities for the Company's key executives, including the named executive officers, should be competitive with those offered by other companies competing for talent in the Company's employment market.

The goal of the Compensation Committee is to assemble a set of peer group companies that provide relevant pay and performance comparisons with the Company. The Compensation Committee and its independent compensation consultant recognize that any peer group of the Company will be imprecise given the Company's unique characteristics, the diversity of its businesses and the diversity of the markets in which the Company operates. They further recognize that there will be larger-sized and smaller-sized companies in the Company's peer group; companies that are competitors in some but not all of the Company's businesses; and other financial, business or market attributes that the peer group companies may or may not share with the Company.

In constructing the Company's Fiscal 2020 peer group, the Compensation Committee used the following criteria: company type; industry classification (using Standard and Poor's GICS codes); companies of comparable size to the Company by annual revenue (with secondary consideration given to market value); and business focus (organizations that conducted business similar in nature to that conducted by the Company).

The Compensation Committee, together with its independent consultant and management, reviewed and discussed the Fiscal 2019 peer group to determine whether any changes were necessary or appropriate for Fiscal 2020. They considered the peer groups developed by the two largest proxy advisory firms. They also analyzed the similarities and differences between the Company's businesses and the businesses of the companies in these other peer groups.

Following its review and analysis, the Compensation Committee recommended and the Board of Directors approved a Fiscal 2020 peer group consisting of the following 17 companies:

- Aerojet Rocketdyne Holdings, Inc.
- Barnes Group, Inc.
- CACI International, Inc.
- Crane Co.
- Cubic Corporation
- Curtiss-Wright Corp.
- Esterline Technologies Corporation
- Heico Corp.
- Hexcel Corporation
- Karman Corporation
- MSC Industrial Direct, Co.
- Moog Inc.
- Teledyne Technologies, Inc.
- TriMas Corporation
- Triumph Group, Inc.
- Wesco Aircraft Holdings, Inc.
- Woodward, Inc.

The Fiscal 2020 peer group is identical to the Fiscal 2019 peer group, except for the addition of MSC Industrial Direct, Co., TriMas Corporation, Woodward, Inc., and the elimination of KLX Inc., Science Applications International Corporation and Engility Holdings, Inc. All three eliminated companies are no longer available as a result of having been acquired in the prior year. The Compensation Committee noted the following reasons supporting its selection of the Fiscal 2020 peer group.

- MSC Industrial Direct, TriMas, and Woodward, Inc. were added to the peer group due to their business and financial comparability to the Company;
- The importance of year-to-year consistency in the comparisons of executive compensation;
- The fact that nine of the 17 companies in the Company's peer group were also listed as peer group companies by each of Institutional Shareholder Services ("ISS"), a large proxy advisory firm; and Glass Lewis, another large proxy advisory firm.

Say-on-pay vote

The Compensation Committee carefully considered the results of prior years' stockholder say-on-pay votes and other stockholder feedback in designing the Fiscal 2020 executive compensation program and making executive compensation decisions for the Company's executives.

The table to the right shows the say-on-pay vote at the Company's last three annual meetings of stockholders, reflecting a positive trend in stockholder support for the changes made by the Compensation Committee to the Company's executive compensation program:



Say-on-pay vote

2019	97%
2018	95%
2017	78%

Recommendations of the chief executive officer

The Compensation Committee may consider the Chief Executive Officer's recommendations but retains the ultimate decision-making authority and responsibility for compensation decisions affecting the Company's executive officers.

The Compensation Committee considered the recommendations of the Chief Executive Officer in making Fiscal 2020 cash bonus and stock award decisions for the executive officers other than the Chief Executive Officer. In making his recommendations, the Chief Executive Officer evaluated the performance of the executives during the prior year against pre-established performance goals. Some of the performance goals related to the financial performance of the Company or the executive officer's business group. Other performance goals were non-quantitative and related to leadership development, customer relationships, acquisition integration, diversity development, or similar Company initiatives. The Chief Executive Officer's recommendations reflected his assessment of an individual executive officer's overall contributions to the performance of the Company.

Other compensation information

The Compensation Committee also considered certain historical compensation data for the Company's executives. This data included summaries of cash and equity compensation received in past years by each executive officer. The Compensation Committee also reviewed the executives' total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a change-in-control of the Company or otherwise. It reviewed the performance of the Company and the executive officers during the year, taking into account pre-established goals, operational performance, business responsibilities, career experience, and long-term potential to enhance stockholder value. The Compensation Committee reviewed internal pay comparisons among the Company's executives to ensure that the Company's executive compensation program reflects the executives' relative positions, responsibilities, and contributions to the Company.

Coronavirus aid, relief, and economic security act and compensation

As previously disclosed, on July 30, 2020, the Company entered into a Payroll Support Program Agreement (the "PSP Agreement") with the U.S. Treasury Department providing the Company with total funding of approximately $57.2 million pursuant to the Payroll Support Program under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). Under the PSP Agreement, the Company and its business are subject to certain restrictions, including, but not limited to, certain limitations on executive compensation.

When setting compensation levels for Fiscal 2021, the Compensation Committee set them with reference to market practices of an industry peer group. However, as a result of the PSP Agreement limitations on executive compensation, the named executive officers may not realize the full value of their respective compensation packages during any period in which those limitations apply. In particular, when making stock awards for Fiscal 2021, Mr. Holmes' awards of stock options and restricted stock units were decreased by approximately $1,538,000, or the equivalent of 81,202 restricted stock awards, from the target amount of compensation determined to be appropriate by the Compensation Committee, in order to comply with the CARES Act. We will continue to monitor and administer our compensation programs to be in compliance with the PSP Agreement limitations.

Fiscal 2021 compensation

For Fiscal 2021, when setting compensation, the Compensation Committee took into account the limitations on executive compensation imposed by the CARES Act, as well as the difficulty in setting multi-year targets given uncertain economic conditions. Accordingly, the Compensation Committee determined to grant a mix of 70% stock options and 30% restricted stock awards for Fiscal 2021 under the Company's long-term incentive program, with an intention to reintroduce performance-based restricted stock as business conditions and visibility to future Company performance improve. The Compensation Committee made the decision to deviate from its normal practice primarily due to the environment of low visibility and subsequent difficulty in setting meaningful long-term performance targets, and because the Compensation Committee views stock options as the preferred equity award vehicle during the current economic environment to align management's interests with those of its stockholders. In particular, the Compensation Committee considered the Company's near-term strategy, and determined that the anticipated increase in stock price contemplated by a successful strategy implementation would be best complimented by stock options.

The Compensation Committee also views time-based restricted stock awards as having a retentive value that may help offset the reductions in compensation necessary to comply with the CARES Act. Similarly, when designing the short term incentive compensation for Fiscal 2021, the Compensation Committee determined to use adjusted earnings per share from continuing operations and adjusted working capital turns as annual financial metrics, but also introduce strategic objectives focused on the Company's priorities for the upcoming fiscal year to emphasize management's key areas of focus the Compensation Committee has determined are important for the Company's success in Fiscal 2021.

Key executive compensation policies and practices

The following are key factors that also affect the executive compensation decisions made by the Compensation Committee for the Company's executives, including its named executive officers:

Stock ownership guidelines

The Company has stock ownership guidelines requiring directors and executive officers to own and retain a meaningful amount of the Company's stock.

The table below summarizes the current stock ownership guidelines:

Applicable persons	Stock ownership requirement market value
Non-Employee Directors	Lesser of $370,000 market value of shares or 20,000 shares (within five years of joining the Board)
Executive Officers	
CEO	6x base salary
Direct Reports to CEO	2x base salary
Other Executive Officers	1x base salary

Executive officers not in compliance with these guidelines must retain at least 50% of the net shares after the payment of the exercise price and the withholding of taxes in the case of an option exercise or the withholding of taxes in the case of the vesting of restricted stock. Failure to meet these stock ownership levels or to show sustained progress toward meeting them may result in a reduction in future stock awards. Stock values are measured as of each fiscal year-end, with unvested stock awards counted at 50% of their value and stock options counted at 0%.

All directors and named executive officers of the Company complied with the stock ownership requirements as of May 31, 2020.

Employment, severance and other agreements

The Company has an employment agreement with Mr. Holmes, its President and Chief Executive Officer, and as of May 31, 2020, had severance and change-in-control agreements in place with Mr. Gillen and Ms. Garascia. The Board determined to enter into severance and change-in-control agreements with the remainder of the named executive officers in July 2020. Mr. Regan, who is now retired, no longer has such an agreement. See "— Employment Agreement with Mr. Holmes" for a description of the employment agreement between the Company and Mr. Holmes and "Potential Payments upon a Termination of Employment or a Change-in-Control of the Company" for a description of the severance and change-in-control agreements with Mr. Gillen and Ms. Garascia.

The Company and Mr. Regan entered into a retirement agreement in connection with Mr. Regan's retirement from the Company on December 31, 2019.

The retirement agreement provided Mr. Regan with continued salary through December 31, 2019 at an annual rate of $426,164; eligibility for a pro-rated Fiscal 2020 bonus under the Company's Fiscal 2020 Short-Term Incentive Plan (which bonus was approved by the Compensation Committee in July 2020 in the amount of $234,923, as shown in the "Non-Equity Incentive Compensation" column of the Summary Compensation Table); continued coverage of group medical, dental and vision benefits for Mr. Regan, and his spouse and covered dependents until the earlier of Mr. Regan becoming eligible for Medicare or coverage through another employer; eligibility for financial planning services in 2020 (provided by the Company at a cost of $11,307 in Fiscal 2020, as shown in footnote 8 to the Summary Compensation Table); and confirmation that Mr. Regan is retirement-eligible (i. e., vested) as of December 31, 2019 for purposes of the Company's stock option plans and the Supplemental Key Employee Retirement Plan.

The rationale for the employment agreement and the severance and change-in-control agreements is to provide an appropriate measure of security and incentive to the executive officers in line with market practice and to promote the Company's goal of senior leadership stability.

The Company has no tax gross-up provisions or single trigger change-in-control provisions in any agreement with any executive officer.

Equity grant practices

The Compensation Committee meets from time to time to consider and act with respect to equity compensation awards for the Company's executive officers. As described, the Compensation Committee typically grants annual stock awards at its July meeting. The Compensation Committee — or the Chief Executive Officer pursuant to authority delegated by the Compensation Committee — also grants stock awards to newly hired or newly promoted employees at other times during the year. In all cases, the grant date is the date on which the Compensation Committee acts to approve the award, unless the Compensation Committee establishes the grant date at a specified future date. Board and Compensation Committee meetings are generally scheduled a year in advance and without regard to anticipated earnings or other major announcements by the Company. The Company does not time the granting of its equity compensation awards to affect the value of its executive compensation.

Perquisites

We provide limited perquisites to our executive officers. See footnotes to the "Other Compensation" column of the Summary Compensation Table for a description and valuation of these perquisites. The Compensation Committee believes these perquisites are reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Retirement benefits

The Company's named executive officers participate in one or more of the following retirement plans:

- Retirement Plan: A tax-qualified defined benefit plan whose benefit accruals ceased in June 2005.
- Retirement Savings Plan: A tax-qualified 401(k) savings plan available to all employees.
- SKERP: A non-qualified retirement plan that makes up 401(k) benefits that would otherwise be lost as a result of Internal Revenue Code limits and provides additional employer contributions.

The Compensation Committee views the retirement benefits for the named executive officers as reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Risk management

The Compensation Committee considered, with the assistance of its independent compensation consultant, whether the Company's compensation policies and practices in Fiscal 2020 for its employees, including the named executive officers, posed any significant risks or were reasonably likely to have a material adverse effect on the Company. The Compensation Committee determined that the Company's compensation policies and practices did not encourage excessive or inappropriate risk-taking and that they were not reasonably likely to have any such material adverse effect on the Company.

Proposal 2 Executive compensation

The Compensation Committee believes that the design and operation of the Company's executive compensation program are consistent with the Company's risk management strategies for the following reasons:

- The Fiscal 2020 executive compensation program was designed to provide a proper balance between cash and stock compensation, fixed and variable compensation, and short-term and long-term compensation. The Compensation Committee generally favors a heavier weighting of longer-term, performance-based stock compensation to align the executives' interests with the interests of stockholders, to promote performance and to encourage long-term value creation.

- Fiscal 2020 short-term incentive plan awards — performance-based cash compensation — were based on two different performance metrics: earnings per share and working capital turns, each of which provides benefits to the Company's stockholders. In any year, regardless of the Company's performance against these metrics, the Compensation Committee retains (and has exercised) the discretion to reduce any annual cash bonus for any reason.

- The balance built into the Fiscal 2020 short-term incentive plan was also reflected in the Fiscal 2020 long-term incentive plan awards, which consisted of performance-based restricted stock and stock options, and did not include any time-based restricted stock for executive officers. Each of these long-term equity-based incentive awards contains vesting periods designed to promote employee retention. They also are linked to the value of the Company's common stock, thus aligning the executives' interests with the interests of the Company's stockholders.

- The performance goals for performance-based restricted stock under the Fiscal 2020 long-term incentive plan — income from continuing operations, return on invested capital and relative total stockholder return — are different from the performance goals used under the Fiscal 2020 short-term incentive plan (earnings per share and working capital turns). In addition, the Fiscal 2020 long-term incentive plan has a three-year performance period compared to the one-year performance period under the Fiscal 2020 short-term incentive plan. The Compensation Committee believes that these different performance goals and different performance periods allow the Company to pursue short-term and long-term goals in a balanced manner.

- The Company's stock ownership guidelines align the interests of directors and executive officers with the interests of stockholders, providing further assurance that decisions are made in the best interest of stockholders.

- The Compensation Committee, its independent compensation consultant and senior management work together to ensure that the aggregate level of executive compensation fits within the Company's budget.

Role of the independent compensation consultant

Semler Brossy Consulting Group ("Semler Brossy") served as the independent compensation consultant to the Compensation Committee in Fiscal 2020. Semler Brossy provides research, data analysis, market information and compensation plan design expertise and experience to the Compensation Committee. Semler Brossy assisted with the design and implementation of the Fiscal 2020 short-term and long-term incentive plans for the Company's senior executives and the development of the Company's peer group for executive compensation purposes. Semler Brossy also kept the Committee apprised of regulatory developments and market trends related to executive compensation practices.

Semler Brossy does not determine or recommend the amount or form of executive compensation for any of the Company's executive officers. Representatives of Semler Brossy attended all meetings of the Compensation Committee in Fiscal 2020.

The Compensation Committee considered the independence of Semler Brossy in Fiscal 2020. The Compensation Committee's consideration of Semler Brossy's independence focused on the following factors:

- Semler Brossy provides no other services to the Company and received no other fees from the Company apart from its compensation for consulting with the Compensation Committee;
- The conflicts of interest policies and procedures of the Company and of Semler Brossy;
- The fact that the Semler Brossy employees who provided compensation consulting services did not own any shares of the Company's common stock;
- The lack of any relationships between Semler Brossy and members of the Company's Board of Directors; and
- The lack of any relationships between Semler Brossy and any of the Company's executive officers.

Based on this assessment, the Compensation Committee concluded that no conflicts of interest existed with respect to Semler Brossy and that Semler Brossy was independent of the Company.

Incentive compensation claw-back policy

The Company has an incentive compensation claw-back policy. The policy provides for the recoupment of incentive compensation, including bonuses and equity-based grants and awards, paid to a current or former executive officer of the Company where such person's misconduct contributed to an accounting restatement of the Company's financial statements.

The Company is aware of the proposed compensation claw-back rules issued by the SEC. The Company will revise its incentive compensation claw-back policy to comply with the requirements of the SEC's final rules if and when they are adopted.

Anti-hedging and anti-pledging policies

The Company maintains a strong insider trading policy aimed at ensuring that its directors, officers and employees do not use confidential or material non-public information in connection with trading in Company securities or in the securities of other companies with which the Company does business. The purpose of the insider trading policy is to promote compliance with applicable securities laws governing insider trading.

An important part of the Company's insider trading policy is the prohibition on directors, officers and employees engaging in short sales, market put and call options, margining and hedging, pledging or hypothecation of the Company's securities, except for pledging or hypothecation in connection with a cashless exercise of stock options issued by the Company. The Company discourages its directors, officers and employees from engaging in short-term speculative trading, and the prohibition on hedging and pledging securities is consistent with this perspective.

Deductibility of executive compensation

Section 162(m) of the Internal Revenue Code as in effect prior to Fiscal 2019 generally prevented the Company from claiming a deduction for compensation in excess of $1 million paid to its chief executive officer and the three other most highly compensated officers other than the chief financial officer, unless it met the requirement to be considered performance-based compensation. Our annual cash bonuses, performance-based restricted stock awards and stock option grants were generally structured to qualify for this performance-based exception.

The Tax Cut and Jobs Act amended Section 162(m) to cover our chief financial officer and to eliminate the performance-based compensation exception beginning with Fiscal 2019, except with respect to certain grandfathered compensation arrangements. This means that starting in Fiscal 2019, no compensation of a covered employee will be deductible for federal income tax purposes to the extent it exceeds $1 million. In addition, any compensation paid to a covered employee after termination of employment will also be subject to the $1 million limitation.

Despite these new limits on the ability to deduct performance-based compensation, the Compensation Committee continues to believe that a significant portion of our executive compensation should be performance-based. While the Compensation Committee considers the deductibility of compensation, the Compensation Committee has the ability to award compensation in excess of the deductibility limit when it is appropriate to do so.

Executive compensation tables

Summary compensation table[1]

The following table sets forth compensation information for the Company's named executive officers for Fiscal 2020, Fiscal 2019 and Fiscal 2018:

Name and principal position	Year	Salary ($)[2]	Bonus ($)[3]	Stock awards ($)[4]	Option awards ($)[5]	Non-equity incentive plan compensation ($)[6]	Change in pension value and non-qualified deferred compensation earnings ($)[7]	All other compensation ($)[8]	Total ($)
John M. Holmes President and Chief Executive Officer	2020	801,101	—	1,300,212	1,300,118	1,113,750	756	220,970	4,736,907
	2019	750,000	—	1,125,306	1,125,041	—	723	344,077	3,345,147
	2018	564,600	—	1,022,540	889,920	1,044,510	692	208,550	3,730,812
Sean M. Gillen Vice President and Chief Financial Officer	2020	403,498	—	250,439	428,841	556,200	—	98,815	1,737,793
	2019	160,215	500,000	250,020	70,934	—	—	6,276	987,445
Jessica A. Garascia[9] Vice President, General Counsel and Secretary	2020	117,262	50,000	—	—	168,750	—	3,558	339,570
Christopher A. Jessup Vice President, Chief Commercial Officer	2020	391,746	—	250,439	249,775	540,000	—	140,958	1,572,918
Eric S. Pachapa Vice President, Controller and Chief Accounting Officer	2020	327,843	50,000	175,119	175,100	248,553	—	60,530	1,037,145
	2019	308,697	49,750	125,034	125,081	250,250	—	30,733	889,545
	2018	288,400	—	52,890	47,277	279,576	—	21,699	689,842
Robert J. Regan[9] Retired Vice President, General Counsel and Secretary	2020	248,596	—	—	—	234,923	—	327,961	811,480
	2019	426,164	—	350,095	349,952	417,641	—	196,479	1,740,331
	2018	413,751	—	458,380	435,690	535,808	—	112,743	1,956,372

[1] **General.** The Summary Compensation Table provides specific compensation information for the Company's named executive officers in accordance with applicable SEC rules. Please read the "Compensation Discussion and Analysis" section of this proxy statement for a more detailed explanation of the Company's executive compensation program in Fiscal 2020.

[2] **Salary.** Mr. Holmes received a 10% base salary increase, Messrs. Gillen and Pachapa received a 3% base salary increase, and Ms. Garascia's base salary was set at $375,000. Mr. Jessup received a 7% increase in his salary in recognition of his contributions to the Company. Mr. Regan did not receive an increase in salary due to his scheduled retirement at December 31, 2019. In an effort to support the Company's cost reduction efforts related to COVID-19, Mr. Holmes's base salary was reduced by 15% effective April 1, 2020, and then further adjusted down by an additional 5% (to 20%) effective May 2, 2020. The other named executive officers' compensation was reduced by 10%, and then further adjusted down by an additional 5% (to 15%) effective May 2, 2020.

[3] **Bonus.** Ms. Garascia received a $50,000 signing bonus upon joining the Company. Mr. Pachapa received a discretionary bonus of $50,000 in addition to his performance-based bonus.

[4] **Stock Awards.** The amounts in this column for Fiscal 2020 reflect the grant date fair values of the performance-based restricted stock awards at their target levels. These values were computed in accordance with FASB ASC Topic 718. The grant date fair values of the performance-based stock awards, assuming the performance conditions are met at the maximum level as required by SEC rules, are Mr. Holmes: $3,250,530; Mr. Gillen: $626,098; Mr. Jessup: $626,098; and Mr. Pachapa: $437,798. Ms. Garascia and Mr. Regan did not receive a performance-based stock award in Fiscal 2020.

The Compensation Committee did not make any grants of time-based restricted stock awards to the named executive officers in Fiscal 2020. See Note 5, to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2020 for an explanation of the assumptions made by the Company in the valuation of the stock awards.

The grant date fair values represent the Company's accounting expense for the grants made to the named executive officers in a given year. *These amounts do not represent the actual value that may be realized by the named executive officers because an award may be forfeited or may not vest or may vest at a lower or higher level.* The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of performance-based restricted stock in Fiscal 2020. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2020 Year End — Vesting."

[5] **Option Awards.** The amounts in this column for Fiscal 2020 reflect the grant date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. See Note 5 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2020 for an explanation of the assumptions made by the Company in the valuation of these awards. The Fiscal 2020 amount for Mr. Gillen includes a $179,066 grant of options received in Fiscal 2020 to correct an administrative error that occurred in Fiscal 2019, which resulted in him not receiving all the options contemplated by his employment agreement offer.

The grant date fair values represent the Company's accounting expense for the grants of stock options made to the named executive officers in a given year. *These amounts do not represent the actual value that may be realized by the named executive officers because a stock option may be forfeited, may not be exercised or may not vest.* The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of stock options granted in Fiscal 2020. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2020 Year End — Vesting."

[6] **Non-Equity Incentive Plan Compensation.** The Fiscal 2020 amounts in this column are the performance-based cash bonuses earned by Mr. Holmes, Mr. Gillen, Ms. Garascia, Mr. Jessup and Mr. Pachapa under the Company's Fiscal 2020 short-term incentive plan. Mr. Regan's performance-based cash bonus in Fiscal 2020 was pro-rated based on his employment with the Company through December 31, 2019, and Ms. Garascia's performance-based cash bonus in Fiscal 2020 was pro-rated based on her employment with the Company from February 3, 2020 through May 31, 2020. The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the Fiscal 2020 bonuses.

[7] **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** This column shows the increased pension value under the Retirement Plan for Mr. Homes, who is the only named executive officer with a benefit under the Retirement Plan. This column does not include any preferential or above-market earnings on deferred compensation as the Company does not pay such earnings on the deferred compensation of its named executive officers.

[8] **All Other Compensation.** The table below provides a breakdown, by type and amount, of the totals shown in the "All Other Compensation" column for each named executive officer in Fiscal 2020. As required by the SEC rules, the Company values perquisites based on the aggregate incremental cost to the Company.

Named executive officer	Company 401(k) plan contributions ($)	Company SKERP contributions ($)	Club dues and expenses ($)	Financial planning ($)	Severance ($)	Spouse travel ($)	Executive physical ($)	Total ($)
John M. Holmes	19,898	151,183	36,166	13,202		521		220,970
Sean M. Gillen	6,700	75,469		16,125		521		98,915
Jessica A. Garascia	3,037					521		3,558
Christopher A. Jessup	19,221	98,147	3,510	13,223		2,862	3,995	140,958
Eric S. Pachapa	17,641	42,889		-				60,530
Robert J. Regan	19,072	112,738		11,307	184,844			327,961

[9] For Ms. Garascia and Mr. Regan, base salary amounts are for their periods of employment in Fiscal 2020.

Employment agreement with Mr. Holmes

We entered into an amended and restated employment agreement with John M. Holmes, effective when he became President and Chief Executive Officer of the Company on June 1, 2018. As in effect on May 31, 2020, the agreement provides that it runs through May 31, 2021 and thereafter renews annually, subject to either party's right to terminate.

The table below outlines the principal terms of Mr. Holmes's employment agreement.

Type of benefit	Description
Annual base salary	$725,000, as may be subsequently increased by the Compensation Committee
Annual cash bonus	Target cash bonus opportunity of 100% of base salary and a maximum opportunity of 250% of base salary based on achievement of performance goals established each year by the Compensation Committee
Annual stock and stock option awards	As determined each year by the Compensation Committee ($2,600,330 in Fiscal 2020)
Perquisites	Financial planning and tax preparation services (not to exceed $15,000 per calendar year); participation in the Company's executive physical program; club dues; and participation in the defined contribution portion of the Company's SKERP.
Termination / Change-in-Control benefits	See "Potential Benefits Payable Upon Termination of Employment or a Change-in-Control of the Company — Employment Agreement with John Holmes"

Mr. Holmes' employment agreement was amended as of July 30, 2020 to provide for (i) a two year extension of the term of the agreement until May 31, 2023, (ii) a salary increase to $900,000 effective as of December 1, 2020 or such other date as the Compensation Committee may determine (which will be retroactive to July 30, 2020 for purposes of determining the annual bonus and the bonus component of severance) and (iii) the inclusion of current year bonus as a potential component of severance. In the amendment, Mr. Holmes acknowledges that his compensation may be reduced temporarily to comply with the restrictions of the CARES Act in connection with the Company receiving financial assistance under Act.

Agreements with other named executive officers

Jessica A. Garascia became Vice President, General Counsel and Secretary of the Company on February 3, 2020. The Compensation Committee approved the following elements of Ms. Garascia's compensation:

- Annual base salary of $375,000
- Signing bonus of $50,000
- Stock awards under the Fiscal 2021 long-term incentive plan, consisting of: 44,300 stock options with an exercise price of $18.94, vesting 33-⅓% per year on July 31, 2021, July 31, 2022 and July 31, 2023, and 13,200 shares of time based restricted stock, vesting 100% on December 31, 2020.

The Company has a severance and change-in-control agreement with Sean M. Gillen, the Company's Chief Financial Officer, and with Ms. Garascia. The Board determined to enter into severance and change-in-control agreements with the remainder of the named executive officers in July 2020. See "Potential Benefits Payable Upon a Termination of Employment or a Change-in-Control of the Company" for information about these severance and change-in-control agreements.

The Company and Mr. Regan entered into a retirement agreement in connection with Mr. Regan's retirement from the Company on December 31, 2019.

The retirement agreement provided Mr. Regan with continued salary through December 31, 2019 at an annual rate of $426,164; eligibility for a pro-rated Fiscal 2020 bonus under the Company's Fiscal 2020 Short-Term Incentive Plan (which bonus was approved by the Compensation Committee in July 2020 in the amount of $234,923, as shown in the "Non-Equity Incentive Compensation" column of the Summary Compensation Table); continued coverage of group medical, dental and vision benefits for Mr. Regan, and his spouse and covered dependents until the earlier of Mr. Regan becoming eligible for Medicare or coverage through another employer; eligibility for tax and consulting services in 2020 (provided by the Company at a cost of $11,307 in Fiscal 2020, as shown in footnote 8 to the Summary Compensation Table); and confirmation that Mr. Regan is retirement-eligible (i. e., vested) as of December 31, 2019 for purposes of the Company's stock option plans and the Supplemental Key Employee Retirement Plan.

Fiscal 2020 grants of plan-based awards

The following table sets forth information for each named executive officer with respect to:

- Estimated possible payouts under non-equity incentive plan award opportunities for Fiscal 2020;
- Estimated possible payouts under equity incentive plan award opportunities for Fiscal 2020;
- Other stock awards made in Fiscal 2020; and
- Stock options granted in Fiscal 2020.

Named executive officer	Grant date[1]	Estimated future payouts under non-equity incentive plan awards[2]			Estimated future payouts under equity incentive plan awards[3]			All other stock awards: number of shares of stock or units (#)[4]	All other option awards: number of securities underlying options (#)[5]	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John M. Holmes		412,500	825,000	2,062,500							
	7/8/19				17,263	34,525	86,313				1,300,212
	7/8/19								126,225	37.66	1,300,118
Sean M. Gillen		206,000	412,000	1,030,000							
	7/8/19				3,325	6,650	16,625				250,439
	7/8/19								24,250	37.66	249,775
	7/8/19								17,385	37.66	179,066
Jessica A. Garascia		187,500	375,000	937,500							
Christopher A. Jessup		200,000	400,000	1,000,000							
	7/8/19				3,325	6,650	16,625				250,439
	7/8/19								24,250	37.66	249,775
Eric. S. Pachapa		92,056	184,113	460,281							
	7/8/19				2,325	4,650	11,625				175,119
	7/8/19								17,000	37.66	175,100
Robert J. Regan		149,157	298,315	745,787							

[1] The Compensation Committee granted annual stock awards under the Company's Fiscal 2020 long-term incentive plan at its meeting on July 8, 2019.

[2] Annual cash bonuses under the Company's Fiscal 2020 short-term incentive plan were subject to performance in Fiscal 2020, which has now occurred. The information in these columns reflects the range of potential payouts at the time the performance goals were set by the Compensation Committee at its meeting on July 8, 2019.

[3] The information in these columns shows the range of performance-based restricted stock grants that could be earned by the named executive officers under the Fiscal 2020 long-term incentive plan. The actual number of shares of performance-based restricted stock granted under the Fiscal 2020 long-term incentive plan is listed in the "Target" column. See the "Compensation Discussion and Analysis" section of this proxy statement for a description of the performance-based restricted stock awards under the Fiscal 2020 long-term incentive plan.

[4] There were no awards of time-based restricted stock to the Company's named executive officers under the Company's Fiscal 2020 long-term incentive plan.

[5] This column shows the number of shares subject to stock options granted to the named executive officers under the Company's Fiscal 2020 long-term incentive plan.

[6] The grant date fair values of the performance-based restricted stock awards at the target level and the stock option awards were computed in accordance with FASB ASC Topic 718.

Outstanding equity awards at Fiscal 2020 year-end

The following table sets forth information for each named executive officer with respect to:

- Each stock option that remained outstanding as of May 31, 2020; and
- Each award of restricted stock that was not vested and remained outstanding as of May 31, 2020

Named executive officer	Option awards[1]					Restricted stock awards			
	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]	Equity incentive plan awards: number of unearned shares, units, or other rights that have not vested (#)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[5]
John M. Holmes	50,134	0	—	26.62	08/07/25	—	—	128,592	2,593,701
	75,000	0	—	24.00	07/11/26	—	—	—	—
	63,998	32,002	—	35.26	07/10/27	—	—	—	—
	27,433	54,867	—	48.09	07/09/28	—	—	—	—
	0	126,225	—	37.66	07/08/29	—	—	—	—
Sean M. Gillen	2,243	4,487	—	37.15	01/15/29	—	—	6,650	134,131
	0	24,250	—	37.66	07/08/29	—	—	—	—
	5,795	11,590	—	37.66	07/08/29	—	—	—	—
Jessica A. Garascia	—	—	—	—	—	—	—	—	—
Christopher A. Jessup									—
	6,001	0	—	24.00	07/11/26	2,600	52,442	11,850	239,015
	4,666	4,668	—	35.26	07/10/27	—	—	—	—
	6,100	12,200	—	48.09	07/09/28	—	—	—	—
	0	24,250	—	37.66	07/08/29	—	—	—	—
Eric S. Pachapa	4,400	0	—	24.00	07/11/26	1,500	30,255	7,250	146,233
	2,798	1,702	—	35.26	07/10/27	—	—	—	—
	3,050	6,100	—	48.09	07/09/28	—	—	—	—
	0	17,000	—	37.66	07/08/29	—	—	—	—
Robert J. Regan	14,118	0	—	29.65	07/11/21	—	—	20,280	409,048
	47,520	0	—	25.43	07/15/23	—	—	—	—
	41,711	0	—	26.62	08/07/25	—	—	—	—
	60,000	0	—	24.00	07/11/26	—	—	—	—
	31,332	15,668	—	35.26	07/10/27	—	—	—	—
	8,533	17,067	—	48.09	07/09/28	—	—	—	—

[1] These columns show the number, option exercise price and option expiration date of outstanding stock options held by the named executive officers at the end of Fiscal 2020. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

[2] This column shows the number of unvested shares of time-based restricted stock held by the named executive officers at the end of Fiscal 2020. The table below shows the vesting dates for these unvested shares:

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa	Mr. Regan
7/31/20	—	—	—	2,600	1,500	—

[3] This column shows the market value of the unvested shares of time-based restricted stock held by the named executive officers based on a price of $20.17 per share (the closing price of the common stock on May 29, 2020).

[4] This column shows the number of unvested shares of performance-based restricted stock at the target level held by the named executive officers at the end of Fiscal 2020. The table below shows the vesting dates for these unvested shares:

Vesting date	Mr. Holmes	Mr. Gillen	Ms. Garascia	Mr. Jessup	Mr. Pachapa	Mr. Regan
07/11/20	41,667	—	—	—	—	—
07/31/20	29,000	—	—	—	—	13,000
07/31/21	23,400	—	—	5,200	2,600	7,280
07/31/22	34,525	6,650	—	6,650	4,650	—

Mr. Holmes received an additional 41,666 shares that vested on July 11, 2019 under a special Fiscal 2017 award. Additional shares were received under the Fiscal 2017 long-term incentive plan that vested on July 31, 2019 as follows: Mr. Holmes, 43,560; Mr. Regan, 38,115.

[5] This column shows the market value of the unvested shares of performance-based restricted stock at the target level held by the named executive officers based on a price of $20.17 per share (the closing price of the common stock on May 29, 2020).

Vesting

The vesting rules for stock options, shares of time-based restricted stock and shares of performance-based restricted stock are described in the following table:

	General rule	Retirement[2]	Disability	Death
Stock options	33⅓% in each of years 1, 2 and 3 (Stock options granted prior to Fiscal 2016 vest 20% per year for five years)[1]	Stock options continue to vest in accordance with the vesting schedule (except if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Stock options continue to vest until the earlier of (i) one year after termination of employment and (ii) the option expiration date (except that if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Unvested stock options expire on the date of death and vested stock options continue to be exercisable until the earlier of one year after the date of death or the expiration date of the stock option, provided that if death occurs after three months of Retirement, the vested stock options are exercisable until the expiration date.
Time-based restricted stock[3]	100% cliff vesting in year 3 (Stock granted prior to Fiscal 2016 vests 50% in each of years 4 and 5)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2016 vests 100% if disability occurs after the 4th anniversary of grant and vests 50% if disability occurs on or before the 4th anniversary of grant)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 vests 100% if death occurs after the 4th anniversary of grant and vests 50% if death occurs on or before the 4th anniversary of grant)
Performance-based restricted stock	100% cliff vesting in year 3, assuming the performance conditions are met (Stock granted prior to Fiscal 2017 vests 33⅓% in each of years 3, 4 and 5, assuming the performance conditions are met)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)

[1] Mr. Gillen was awarded a special grant of 17,385 options in Fiscal 2020 to compensate for an administrative error that occurred in Fiscal 2019, which resulted in him not receiving the options as contemplated by his employment agreement offer. These options vested in 1/3 annual installments, beginning on December 31, 2019.

[2] Retirement is defined as voluntary retirement when an employee reaches age 65 or the employee reaches age 55 and the employee's age and the number of consecutive years of service is at least 75.

[3] Time-based restricted stock awards are typically made to employees below the executive officer level, except that Mr. Gillen received a time-based restricted stock award when he joined the Company on January 7, 2019 that vested 100% on December 31, 2019 and Ms. Garascia received a time-based restricted stock award on July 13, 2020 that vests 100% on December 31, 2020.

AAR

Fiscal 2020 option exercises and stock vested

The following table sets forth information for each named executive officer concerning:

- The exercise of options during Fiscal 2020;
- The dollar amount realized on exercise of the options;
- The number of shares of restricted stock that vested during Fiscal 2020; and
- The value of those vested shares.

	Option awards		Stock awards	
Named executive officer	Number of shares acquired on exercise (#)	Value realized on exercise[1] ($)	Number of shares acquired on vesting (#)	Value realized on vesting[2] ($)
John M. Holmes	32,000	800,653	86,646	3,658,668
Sean M. Gillen	—	—	6,730	303,523
Jessica A. Garascia	—	—	—	—
Christopher A. Jessup	—	—	3,856	161,412
Eric S. Pachapa	—	—	2,000	83,720
Robert J. Regan	—	—	41,662	1,743,971

[1]   These amounts represent the difference between the closing market price of the common stock on the date of exercise and the exercise price, multiplied by the number of shares covered by the option.

[2]   These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement plan

The Company's Retirement Plan is a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. Mr. Holmes is the only named executive officer who participates in the Retirement Plan.

The material terms and conditions of the Retirement Plan as they pertain to Mr. Holmes are as follows:

Benefit formula

Until January 1, 2000, benefits were accrued pursuant to a formula that provides a monthly single life annuity at retirement at age 65 equal to 1½% of the participant's Final Average Earnings reduced by the participant's Social Security offset determined under the Plan, multiplied by the participant's years of Credited Service (up to 20). Effective as of January 1, 2000, the Plan was converted to a cash balance type of plan, subject to a "grandfather" provision applicable to certain participants based on age and years of service. An account is maintained for each participant which consists of (i) an opening account balance equal to the then present value of the benefit accrued by the participant under the prior formula as of December 31, 1999, (ii) quarterly contributions made by the Company equal to a percentage of compensation based on the participant's age and years of Credited Service, and (iii) quarterly interest credits made by the Company equal to 25% of the 30-year Treasury securities interest rate for the second month preceding the beginning of each quarter. "Final Average Earnings" is defined as 1/5 of a participant's Compensation during the five consecutive years within the last 10 years preceding termination of employment during which Compensation was the highest. "Compensation" is defined as the participant's income reported on Form W-2, including pre-tax contributions to the Retirement Savings Plan, reduced by the income attributable to restricted stock grants and stock options, reimbursement of other expense allowances and fringe benefits.

The benefits under the Retirement Plan generally ceased accruing on June 1, 2005, although the participants' cash balance accounts continue to be credited with interest until the benefits are distributed.

Vesting

Participants are eligible to receive benefits from the Retirement Plan after completing five years of vesting service. Mr. Holmes is fully vested in his benefits.

Payment of retirement benefits

Participants can elect to receive their benefits upon termination of employment or they can defer receipt of benefits until normal retirement age (age 65). Any vested participant can elect benefits at any time after termination of employment, with the benefit actuarially reduced to reflect payment prior to age 65. The Retirement Plan also provides for a disability retirement benefit. The normal form of benefit payment for a married participant is a joint and 50% survivor annuity, and the normal form of benefit payment for an unmarried participant is a single life annuity. Participants, with spousal consent, if applicable, can waive the normal form of benefit payment and elect to have benefits paid in various annuity forms, which are the actuarial equivalent of the normal form, or in a lump sum.

Retirement plan benefits

The following table shows the years of service currently credited, and the present value of the accumulated benefit payable, to Mr. Holmes under the Retirement Plan at the earliest age an unreduced benefit is payable.

Fiscal 2020 pension benefits

Named executive officer	Number of years credited service (#)[1]	Present value of accumulated benefit ($)[2]	Payments during fiscal 2020 ($)
John M. Holmes	3.7	17,431	—

[1] Number of Years of Credited Service as of May 31, 2005, the date the Retirement Plan was frozen.

[2] Amounts shown in this column are calculated as of the last business day of Fiscal 2020, which is the measurement date for reporting purposes in the Company's Annual Report on Form 10-K for Fiscal 2020. See Note 8 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for an explanation of the assumptions made by the Company in determining the amounts reported in this column.

Non-qualified deferred compensation (SKERP)

The Company provides non-qualified deferred compensation benefits under the Company's Supplemental Key Employee Retirement Plan ("SKERP"). The SKERP covers certain executives and key employees designated by the Compensation Committee. All of the named executive officers who participated in the SKERP in Fiscal 2020.

The material terms and conditions of the SKERP include the following.

Contributions

Each participant may make an advance election to contribute a portion of the participant's base salary (up to 75%) for a calendar year and a portion of the bonus (up to 75%) paid for the Company's fiscal year. The Company makes the following contributions: (i) the matching contribution that could not be made under the Retirement Savings Plan due to the Internal Revenue Code limit on compensation that can be taken into account in determining benefits ($285,000 in 2020), based on the formula in the Retirement Savings Plan; (ii) the portion of the performance contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit (this contribution was frozen as of January 1, 2020); (iii) the portion of the non-elective retirement benefit contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit; and (iv) annual discretionary supplemental contributions to the accounts of eligible officers. To receive a credit of this annual supplemental contribution, the participant generally must be employed on the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability). The SKERP was amended in 2020 to provide that in the event of suspension of the match under the Retirement Savings Plan, corresponding contributions under the SKERP will be suspended (matching contributions were temporarily suspended effective June 1, 2020).

Vesting

A participant is fully vested in amounts attributable to his own deferral contributions, and vests in all Company contributions, except supplemental contributions, at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability). A participant vests in amounts attributable to Company supplemental contributions according to the following schedule: (i) 50% upon reaching the earlier of 20 years of service or when the sum of age and years of service equals 65; (ii) 75% when the sum of age and service equals 75; and (iii) 100% upon the earlier of age 65 or when the sum of age and service equals 75. Participants fully vest in their benefits upon a change in control of the Company.

Investments

Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 28 mutual funds. Participants may change investment elections at any time.

Distributions

For contributions made prior to August 1, 2019, the portion of a participant's account attributable to salary and bonus deferrals is paid on a date elected by the participant, which must be at least seven months and not later than 15 years after termination and the participant can elect to have this paid in a lump sum or installments not to exceed 15 years. A participant who fails to make an election will have his account paid in a lump sum seven months after termination. This election generally must be made in advance, at the same time the participant completed his or her deferral election. The remainder of the participant's SKERP account is paid in a lump sum seven months after termination. For contributions made on or after August 1, 2019, a participant can elect the time and form of payment of the entire account, as described above.

Notwithstanding the foregoing, (i) a participant can change the time and form of payment of the portion of his accounts earned and vested in accordance with procedures set forth in the plan; and (ii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the plan).

Forfeiture events

A participant will forfeit the portion of his plan accounts attributable to Company supplemental contributions if his employment is terminated for cause (as defined in the SKERP), or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid to him under change in control provisions of any agreement between the participant and the Company.

SKERP benefits

The following table below shows the contributions made by each participating named executive officer and by the Company in Fiscal 2020, the earnings accrued on the named executive officer's account balance in Fiscal 2020, and the account balance as of May 31, 2020. All named executive officers participated in the SKERP in Fiscal 2020.

Fiscal 2020 non-qualified deferred compensation

Named executive officer	Executive contributions in Fiscal 2020 ($)[1]	Company contributions in Fiscal 2020 ($)[2]	Aggregate earnings in Fiscal 2020 ($)[3]	Aggregate withdrawal/ distributions ($)	Aggregate balance at May 31, 2020 ($)[4]
John M. Holmes	40,068	151,183	292,883		2,861,759
Sean Gillen	9,577	75,469	(5,866)		79,180
Jessica A. Garascia	—	—	—		—
Christopher A. Jessup	27,872	98,147	(3,561)		122,458
Eric S. Pachapa	10,361	42,889	(2,106)		51,144
Robert J. Regan	33,175	112,738	403,341		2,905,405

1   The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal 2020 is included in each named executive officer's compensation reported in the Summary Compensation Table as "Salary." The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal 2020 but earned and reported in the Summary Compensation Table for Fiscal 2020.

2   The amount of Company contributions reported in this column for each named executive officer is reported in the "All Other Compensation" column in the Summary Compensation Table.

3   The investment earnings reported in this column for each named executive officer are not reported in the Summary Compensation Table.

4   The aggregate balance as of May 31, 2020 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation in the Summary Compensation Table for Fiscal 2020 or prior years, except the following amounts of earnings included in the account balance: Mr. Holmes $1,049,886, Mr. Gillen ($5,866), Mr. Jessup ($3,561), Mr. Pachapa ($2,106) and Mr. Regan $1,353,451.

Retirement savings plan

The Retirement Savings Plan is a tax-qualified retirement plan (i.e., a 401(k) plan) that covers most United States employees, including the named executive officers. The material terms and conditions of the Retirement Savings Plan as it pertains to non-union employees are as follows:

Contributions

A participant can elect to defer up to 75% of the participant's compensation, up to a maximum of $19,500 for 2020, or $26,000 if age 50 or older. Contributions can be made on a pre-tax or after-tax basis, as elected by the participant. Under the current eligibility provisions, unless a participant elects otherwise participation is automatic at a 5% deferral rate, with an automatic 1% annual increase.

The Company provides a matching contribution, a performance contribution and a non-elective retirement benefit contribution. The current matching contribution is made, as of each payroll period, in an amount equal to 50% of the first 6% of the participant's contributions, up to 3% of the participant's compensation, to the Plan for such payroll period (prior to June January 1, 2020 the match was 20% of the first 6% of the participant's contributions up to 1% of compensation). The performance contribution is based on the participant's contributions as of the end of the prior calendar year and the economic performance of the participant's operating unit, and is equal to a percentage of up to 6% of the participant's compensation (this contribution was frozen as of January 1, 2020 in connection with the increase to the match). The non-elective retirement benefit contribution is equal to a percentage of compensation, up to 4%, based on the participant's age and years of credited service. A participant must have earned one year of service to be eligible for the non-elective retirement benefit contribution, and generally must be employed on the last day of the calendar year to receive a performance contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by the participant's contributions to the plan and excluding the income attributable to restricted stock, stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($285,000 for 2020). Effective June 1, 2020, the Company suspended the matching contribution under the Retirement Savings Plan on a temporary basis.

Investments

Each participant's plan account is credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 12 target date funds and 12 other funds. Participants may change investment elections at any time.

Vesting

Participants are fully vested in their own contribution accounts, and vest in the Company contribution accounts at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability).

Distributions

Participants can elect distributions of the plan accounts upon termination of employment in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential payments upon a termination of employment or a change-in-control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment involving a change-in-control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables beginning on page 68.

Employment agreement with Mr. Holmes

The Company's employment agreement with Mr. Holmes as in effect May 31, 2020 provides for the following severance benefits:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control, either the Company terminates his employment other than for Cause or Disability or Mr. Holmes terminates his employment for Good Reason, Mr. Holmes is entitled to: (i) continued payment of his base salary for 24 months, and (ii) a lump sum payment equal to two times the average of the cash incentive bonuses paid to him for the preceding two fiscal years of the Company. Payments cease upon a breach of the confidentiality or non-compete provisions set forth in the agreement (the non-compete provisions remain in effect for the 18-month period following any such termination of employment).

Termination of employment — within 18 months following a change-in-control

If Mr. Holmes's employment is terminated within 18 months following a Change-in-Control either by the Company other than for Cause or Disability or by Mr. Holmes for Good Reason, he is entitled to:

- An immediate lump sum payment equal to the sum of (A) any unpaid salary through the date of termination and any unpaid bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to him had he remained employed until the end of the fiscal year and all performance goals were met at target level, and (C) three times his base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount;
- Continued coverage for Mr. Holmes and his spouse under the Company's welfare and fringe benefit plans for three years following termination of employment (he and his spouse can elect continued medical and dental coverage pursuant to COBRA at the end of such three-year period);
- Reasonable legal fees incurred by Mr. Holmes in enforcing the agreement; and
- The vesting of outstanding awards under the 2013 Stock Plan (with performance goals deemed satisfied at the higher of target level or actual level).

If any excise tax would be triggered, Mr. Holmes may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

Regardless of whether a Change-in-Control is involved, if Mr. Holmes's employment terminates due to Disability, he will receive payment pursuant to the Company's disability plans then in effect, and he will continue to receive coverage under the Company's medical, dental, and life insurance plans for two years following such termination.

In any event, payments under the employment agreement in connection with Mr. Holmes's termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

For purposes of Mr. Holmes's employment agreement:

"Change-in-Control" means the earliest of (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

"Cause" means Mr. Holmes's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing or malfeasance, (ii) disregard of a material, lawful and proper direction from the Board, (iii) material breach of the employment agreement that is not cured within 30 days of receipt of notice from the Company, (iv) final, non-appealable conviction of a felony that involves bribery, embezzlement or fraud against the Company, or (v) willful misconduct that causes material financial, reputational or other harm to the Company.

"Disability" means a physical or mental condition that has prevented Mr. Holmes from substantially performing his duties under the employment agreement for a period of 180 days and that is expected to continue to render Mr. Holmes unable to substantially perform his duties for the remaining term of the employment agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of Mr. Holmes's duties or responsibilities or in his compensation (including benefits), (ii) removal or a failure to nominate Mr. Holmes as a director, (iii) a material breach of the employment agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Holmes, or (iv) a relocation of his primary place of employment by 50 or more miles.

"Retirement" means Mr. Holmes's voluntary termination of employment that does not result in severance payments under the employment agreement.

Severance and change-in-control agreements

The Company has severance and change-in-control agreements with Mr. Gillen and Ms. Garascia as of May 31, 2020, each of which provides for the following benefits upon the following types of employment termination:

Termination of employment — prior to, or more than 18 months after, a change-in-control

If prior to, or more than 18 months after, a Change-in-Control of the Company, the executive's employment is terminated by the Company other than for Cause or Disability, the executive is entitled to (i) continued salary for 12 months or, if earlier, until the executive obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a pro-rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination of employment — within 18 months following a change-in-control

If the executive's employment is terminated within 18 months following a Change-in-Control by the Company other than for Cause or Disability or by the executive for Good Reason, the executive is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to the executive had the executive remained employed until the end of the fiscal year and all performance goals were met at target level (including the value of any restricted stock granted in lieu of bonus), and (C) two times base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and the executive's dependents under the Company's welfare and fringe benefit plans for two years following termination of employment (the executive and dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such two-year period), (iii) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above) and (iv) reasonable legal fees incurred by the executive in enforcing the agreement. In addition, any outstanding awards under the 2013 Stock Plan will vest and performance goals will be deemed satisfied at the higher of target level or actual performance level. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change-in-Control.

If any excise tax would be triggered, the executive may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of employment — disability

If the executive's employment terminates due to Disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for two years following such termination.

For purposes of the severance and change-in-control agreements:

"Change-in-Control" means (i) a person's acquisition of more than 20% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

"Cause" means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of a material and proper direction from the Board, or (iii) material breach of the agreement that is not cured within 10 days of receipt of notice from the Company.

"Disability" means a physical or mental condition that has prevented the executive from substantially performing his or her duties under the agreement for a period of 180 days and that is expected to continue to render the executive unable to substantially perform his or her duties for the remaining term of the agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in the executive's compensation (including benefits), (ii) the executive's determination that as a result of a material change in employment circumstances the executive is unable to adequately carry out his or her duties, or (iii) a relocation of the executive's primary place of employment by more than 50 miles.

In any event, payments under the agreements in connection with termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

Stock plans

A named executive officer's termination of employment can result in enhanced benefits under the AAR CORP. Amended and Restated Stock Benefit Plan and the AAR CORP. 2013 Stock Plan, depending on the reason for such termination:

Stock options

If termination is due to Retirement (as defined), options continue to vest in accordance with the vesting schedule and can be exercised until the expiration date, except that if death occurs before the award expires, then unvested stock options are forfeited. If death occurs within three months after Retirement, vested options can be exercised until the earlier of one year after death or the option expiration date, and if death occurs after three months from Retirement, vested options can be exercised until the option expiration date. If termination is due to Disability (as defined), options continue to vest and are exercisable until the earlier of one year after termination of employment and the option expiration date, except that if death occurs before the award expires, then unvested options are forfeited and vested options are exercisable for the period described herein. If death occurs during employment, or within three months after termination of employment for reasons other than Cause, then unvested options are forfeited and vested options are exercisable until the earlier of one year after death or the option expiration date.

Restricted stock awards

In the case of performance-based or time-based restricted stock awards, if termination is due to Retirement, Disability or death, the awards continue to vest in accordance with their vesting schedule.

The AAR CORP. Stock Benefit Plan has change-in-control provisions that apply to participants who do not have a severance and change-in-control agreement. Upon a Change-in-Control of the Company (as defined in the Stock Benefit Plan) that does not have prior written approval of the Board, all options and restricted stock awards will fully vest. Upon a Change-in-Control that has the approval of the Board, the Compensation Committee has the discretion to either provide for full vesting of options and restricted stock awards or grant replacement awards with respect to the successor company's stock.

Award agreements under the AAR CORP. 2013 Stock Plan do not provide for vesting upon a Change-in-Control (as defined) unless there is a termination of employment by the Company without Cause or by the participant for Good Reason within two years following the Change-in-Control.

Tables of potential payments upon a termination of employment or a change-in-control of the Company

The tables below quantify the benefits described above that would be paid to each current named executive officer under the following termination of employment or change-in-control events, assuming a change-in-control or a termination of employment occurred on May 31, 2020.

Equity vesting – on or after a change in control

Named executive officer	Vesting of restricted stock ($)[1]	Vesting of stock options ($)[2]
John M. Holmes	2,593,701	—
Sean M. Gillen	134,131	—
Jessica A. Garascia	—	—
Christopher A. Jessup	291,457	—
Eric S. Pachapa	176,488	—

[1] Under the Company's stock plans and severance and change-in-control agreements, all restricted stock (both performance-based and time-based) generally vests upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of shares that would have vested upon a change-in-control and termination of employment, if applicable, on May 31, 2020, based on the number of shares multiplied by $20.17 (the closing price of the common stock on May 31, 2020).

[2] Under the Company's stock plans and severance and change-in-control agreements, all stock options generally vest upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of option shares that would have vested upon a change-in-control and termination of employment, if applicable, multiplied by the difference (but not less than zero) between the option exercise price and $20.17 (the closing price of the common stock on May 31, 2020).

Termination of employment – prior to, or more than 18 months after, a change-in-control

	Other than cause					Disability			Death
Named executive officer	Salary ($)[1]	Bonus ($)[2]	Restricted stock ($)[3]	Stock options ($)[4]	Health and welfare ($)	Health and welfare ($)[5]	Restricted stock ($)[6]	Stock options ($)[7]	Restricted stock ($)[6]
John M. Holmes	1,320,000	1,113,750	—	—	—	46,168	1,392,857	—	1,392,857
Sean Gillen	350,200	556,200	—	—	—	46,168	37,258	—	37,258
Jessica A. Garascia	318,750	168,750	—	—	—	43,360	—	—	
Christopher A. Jessup	—	—	—	—	—	—	150,883	—	150,883
Eric S. Pachapa	—	—	—	—	—	—	86,675	—	86,675

[1] Reflects continued salary for 24 months for Mr. Holmes under his employment agreement and 12 months for Mr. Gillen and Ms. Garascia under their severance and change-in-control agreements.

[2] Reflects (i) in the case of Mr. Holmes, two times the average of the non-equity incentive compensation paid to him for Fiscal 2019 and Fiscal 2020 and (ii) in the case of Mr. Gillen and Ms. Garascia, the non-equity incentive compensation paid to them for Fiscal 2020, in each case as shown in the Summary Compensation Table.

[3] At May 31, 2020, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their restricted stock upon termination of employment due to Retirement.

[4] At May 31, 2020, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their stock options upon termination of employment due to Retirement.

[5] Available if termination is due to Disability under the employment agreement for Mr. Holmes and the severance and change-in-control agreements for Mr. Gillen and Ms. Garascia.

[6] The amounts in these columns reflect the value of the restricted stock that would vest upon termination due to Disability or death at May 31, 2020, based on the number of shares, multiplied by $20.17 (the closing price of the common stock on May 31, 2020).

[7] The amounts in this column reflect the value of continued vesting of options pursuant to the Company's stock plans for one year following termination if termination is due to Disability at May 31, 2020, based on the difference between the exercise price and $20.17 (the closing price of the common stock on May 31, 2020).

Termination of employment – within 18 months after a change-in-control[1]

Named executive officer	Salary[2] ($)	Bonus[3] ($)	Health and welfare continuation ($)	Outplacement services ($)
John M. Holmes	1,980,000	4,455,000	70,827	—
Sean M. Gillen	700,400	1,668,600	46,168	63,448
Jessica A. Garascia	637,500	506,250	43,360	34,125
Christopher A. Jessup	—	—	—	—
Eric S. Pachapa	—	—	—	—

[1]   These benefits are in addition to the vesting of stock awards shown above in the table for "Equity Vesting — On or After a Change-in-Control."

[2]   Reflects three times salary for Mr. Holmes and two times salary for Mr. Gillen and Ms. Garascia.

[3]   Reflects (i) in the case of Mr. Holmes, the non-equity incentive plan compensation bonus paid to him for Fiscal 2020 as shown in the Summary Compensation Table, plus three times his non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount, and (ii) in the case of Mr. Gillen and Ms. Garascia, the non-equity incentive compensation plan bonus paid to them for Fiscal 2020 as shown in the Summary Compensation Table, plus two times the non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount.

Other compensation matters

CEO pay ratio

A public company must disclose in its annual proxy statement its CEO pay ratio, defined as the ratio of the annual total compensation of its chief executive officer to the annual total compensation of its median employee. Our median employee is selected once every three years unless there has been a change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosure. For Fiscal 2020, we do not believe that we have had a change in our employee population or employee compensation arrangements that would require selecting a new median employee. However, our median employee selected in Fiscal 2019 had a significant increase in compensation such that it would have an effect on the pay ratio disclosure. Therefore, we have selected a new median employee whose compensation is substantially similar to the original median employee.

We used the following methodology to determine our CEO pay ratio for Fiscal 2019 and Fiscal 2020:

STEP 1:   We determined that as of March 1, 2019 we had a total employee population of 5,780 employees.

STEP 2:   Of this group, we identified a selected employee group of 5,612 employees, representing all of our U.S. employees 4,707, plus our employees in Canada 485, the United Kingdom 271 and the Netherlands 149.

STEP 3:   As permitted by SEC rules, we excluded our employees in all other non-U.S. jurisdictions as these employees together represented less than 5% of our total employee population. The number of employees excluded in non-U.S. jurisdictions at the March 1, 2019 determination date were: Afghanistan 29, Australia 3, Belgium 30, Brazil 1, China 7, Costa Rica 3, France 5, Germany 8, Japan 3, New Zealand 3, Panama 18, Peru 30, Singapore 22, and United Arab Emirates 6.

STEP 4:   For our selected employee group, we determined each domestic employee's total cash compensation based on W-2 (Box 5) compensation (or its equivalent for non-U.S. employees) for the 2018 calendar year, as reflected in our payroll records and systems.

STEP 5:   We identified our median employee from our selected employee group (excluding the Chief Executive Officer).

STEP 6:   Once we identified our median employee, we calculated the annual total compensation of this median employee for Fiscal 2020, using the same methodology that we used to calculate the annual total compensation of our named executive officers, including our Chief Executive Officer, in the Summary Compensation Table.

The following table shows the ratio of the annual total compensation of our Chief Executive Officer compared to that of our median employee for Fiscal 2020:

Annual total compensation of our CEO for Fiscal 2020	$4,736,907
Annual total compensation of our median employee for Fiscal 2020	$ 62,725
Ratio of annual total compensation of our CEO to the annual total compensation of our median employee for Fiscal 2020	76 to 1



Proposal 3
Approve amendments to the AAR CORP. 2013 stock plan

Proposal 3 Approve amendments to the AAR CORP. 2013 stock plan

Board recommendation

✓ Our Board of Directors unanimously recommends that you vote FOR this proposal.

The Company maintains the AAR CORP. 2013 Stock Plan, as amended and restated effective July 13, 2020 (the "Plan"). The Plan is the Company's only active stock-based compensation plan, and it provides for discretionary grants of stock options, stock awards, stock unit awards and stock appreciation rights (SARs) to key employees and non-employee directors.

The purpose of the Plan is to encourage key employees and non-employee directors to increase their investment in the Company, to provide additional opportunities to share in the success of the Company and to align their interests with the interests of the Company's stockholders. These opportunities are intended to foster in key employees and non-employee directors a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts and to assist in attracting the best available individuals in the future.

Request for approval of share increase and extension of plan term

The Board of Directors of the Company has approved the Plan to (i) increase the number of shares available under the Plan by 2,100,000, from 5,350,000 shares to 7,450,000 shares and (ii) extend the term of the Plan by five years, to October 9, 2028. These amendments require the approval by the Company's stockholders, which the Company is seeking at this stockholders' meeting.

Fiscal 2021 stock grants made in July 2020 used up all available shares under the Plan. Although the stock option grants exceeded the remaining number of available shares by 783,176 shares, the stock options are not currently exercisable, and the shares subject to the stock options will not be issued until exercise. Pending exercise, the available number of shares will be increased by any add-backs of cancelled shares and additional shares approved by stockholders.

Currently, awards under the Plan cannot be granted after October 9, 2023. Obtaining stockholder approval of the extension of the term of the Plan by five years to October 9, 2028 will enable the Company to continue to make grants from the available shares already approved by stockholders without having to obtain further stockholder approval at a later date.

The purpose of the Plan is to ensure that the Company has the continued ability to make stock-based awards under the Plan. The Company believes that its future success depends in large part on its ability to attract, retain and motivate high-quality employees and non-employee directors, and that its ability to provide equity-based and performance-based awards is critical to achieving this success. The Company believes that it would be at a severe competitive disadvantage if it could not use these types of awards to recruit and compensate its employees and non-employee directors.

The Company views its use of stock-based awards as an essential part of the Company's compensation program and as an important element in achieving the program's goals. These awards help align pay with performance and allow the Company to better link the financial interests of employees and non-employee directors with stockholders. The Company also believes that equity compensation motivates employees and non-employee directors to create stockholder value because the value they realize from equity compensation is based on the performance of the Company's common stock.

Plan Restrictions. The Plan contains certain restrictions that further the Plan's objectives and reflect sound corporate governance principles that protect the interests of stockholders:

- Shares that are used to pay the stock option exercise price or required tax withholding on any award may not be used for future grants under the Plan.
- Shares repurchased by the Company with proceeds received from a stock option exercise may not be used for future grants under the Plan.
- Stock awards under the Plan must have a vesting period of at least one year; provided, however, that up to 5% of the shares available under the Plan may be granted without regard to such minimum vesting requirement.
- Dividends on performance-based stock awards and dividend equivalents on performance-based stock unit awards are paid only to the extent the performance goals are met.
- Stock options and SARs may *not* be granted with an exercise price less than the fair market value of the underlying common stock on the date of grant, and the term is limited to ten years from the date of grant.
- Repricing of stock options or SARs without stockholder approval is prohibited.
- Awards do not automatically vest upon a change in control of the Company unless the Compensation Committee so provides in the award agreements (the award agreements under the Plan currently require a "double trigger" for vesting upon a change in control: the change in control *and* termination of employment).
- The award agreements under the Plan provide that the Company has the ability to "claw back" stock compensation in the event of a restatement of the Company's financial statements.

Burn Rate, Expected Duration and Dilution. The Plan's three-year average "burn rate" was 2% for Fiscal 2018-2020. The burn rate is calculated as the total number of shares subject to awards granted to participants in a single fiscal year expressed as a percent of the basic weighted average common shares outstanding for that fiscal year. The Company expects future share usage under the Plan to be generally consistent with share usage under the Plan to date, and based on the shares reserved for issuance under the Plan and the average burn rate, expects that the requested shares will cover Plan awards for approximately two to three years.

The Board recognizes the impact of dilution on stockholders, and through its Compensation Committee (the "Committee"), believes that it has prudently managed awards under the Plan, giving proper consideration to the dilutive impact of stock awards on stockholder equity. The total fully-diluted overhang as of August 1, 2020, assuming that the entire proposed share reserve is granted in stock options or SARs, would be 12.6%, and the total fully-diluted overhang, assuming the proposed share reserve is granted in full-value awards only, would be 15.5%. The Company's historical practice has been to grant a combination of stock options and full-value awards, resulting in potential overhang between these two levels. In this context, fully-diluted overhang is calculated as the sum of shares subject to outstanding awards and shares available for future awards (numerator) divided by the sum of the numerator and common shares outstanding, with all data effective as of August 1, 2020. The Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution.

Historical Stock Option and Stock Award Information. Set forth below is certain historical information as of August 1, 2020 about stock options and stock awards granted under the Plan and its predecessor plan (the AAR CORP. Amended and Restated Stock Benefit Plan):

- The number of granted but unexercised stock options: 2,755,394
- The weighted average exercise price of the granted but unexercised stock options: $28.18
- The weighted average remaining term of the granted but unexercised stock options: 7.8 years
- The number of granted but unvested full share awards (stock awards and stock units payable in stock): 395,751
- The number of shares available for future grants under the Plan and the predecessor plan: 0 shares remaining from the Plan and 0 shares remaining from our predecessor plan.

Description of the plan

The following is a summary of the Plan. It is qualified by reference to the full text of the Plan, which is attached as Appendix C to this proxy statement. Stockholders are encouraged to review the Plan carefully.

Administration. The Plan is administered by the Committee, which is comprised of directors who satisfy the "non-employee director" definition under Rule 16b-3 of the Securities Exchange Act of 1934. The Committee has full authority to select the individuals who will receive awards under the Plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

As permitted by the Plan, the Committee has delegated to the Chief Executive Officer (acting in his capacity as a director of the Company) authority to grant awards to key employees, other than himself, who are not officers subject to Section 16 of the Securities Exchange Act. Such awards will be consistent with the terms and conditions set forth in the forms of award agreement approved by the Committee.

Number of Shares of Common Stock. The number of shares of the Company's common stock that may be issued under the Plan is 5,350,000 shares (7,450,000 if the share increase is approved). Stock options and SARs reduce the number of available shares by one share for each share subject to the option or SAR, and stock awards and stock units settled in shares reduce the number of available shares by 1.65 shares for every one share delivered. Awards that can only be settled in cash do not reduce the number of shares available for issuance.

Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award for any reason, the shares subject to the award shall again be available for issuance under the Plan and added back in the same multiple as when they were awarded. By contrast, any shares subject to an award that are delivered to the Company by a participant, or withheld by the Company on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award, or repurchased by the Company with proceeds received from a stock option exercise shall *not* again be available for issuance, and all such shares shall count toward the number of shares issued under the Plan. The number of shares of common stock issuable under the Plan is subject to adjustment in the event of any reorganization, recapitalization, stock split, stock dividend or other distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan.

Eligibility. All employees of the Company designated as key employees for purposes of the Plan and all non-employee directors of the Company are eligible to receive awards under the Plan. As of August 1, 2020, the Company had approximately 67 key employees and all non-employee directors who were eligible to participate in the Plan.

Awards to Participants. The Plan provides for discretionary grants of stock options, stock awards, stock unit awards and SARs to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee may grant non-qualified stock options or incentive stock options to key employees and non-qualified stock options to non-employee directors. Each stock option represents the participant's right to purchase a share of common stock of the Company by paying the exercise price of the option. The Committee has the discretion to set the terms and conditions applicable to the options, including the number of shares subject to the option and the vesting schedule; provided that (i) the exercise price of each stock option will not be less than the closing sales price of the Company's common stock on the date on which the option is granted ("fair market value"), (ii) each option will expire ten years from the date of grant, and (iii) no option can be amended such that it would be considered a "repricing" without stockholder approval.

In addition, an incentive stock option is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which an incentive stock option is exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of the Company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, so much of the incentive stock option that does not exceed the $100,000 limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of the incentive stock option will be 110% of the closing price of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option may be granted after 10 years from the date the Plan is adopted.

Stock Awards. The Committee may grant stock awards to participants. Stock awards consist of shares of common stock granted without any consideration from the participant. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a stockholder with respect to the shares awarded to him or her and will have the rights of a stockholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by the Company and will be paid only when and to the extent the restrictions on such stock award lapse, and the Committee in its discretion can provide that the Company accumulate and hold the dividends on any other stock award until the restrictions on the shares lapse.

Stock Units. The Committee may grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock of the Company or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the Committee. A participant will not be a stockholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The Committee may provide that the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that dividend equivalents payable on performance-based stock units will be held by the Company and paid only when and to the extent the restrictions lapse, and the Committee in its discretion can provide that the Company accumulate and hold such amounts payable on any other stock units until the restrictions on the stock units lapse.

Stock Appreciation Rights. SARs may be awarded to key employees under the Plan. Each SAR entitles the key employee to receive the difference between the fair market value of the common stock on the date of exercise of the right and the exercise price thereof, multiplied by the number of shares with respect to which the right is being exercised. Upon exercise, the SAR will be paid in cash or in shares of common stock (based upon the fair market value on the date of exercise) or a combination thereof, as set forth in the award agreement. The Committee has the discretion to set the terms and conditions applicable to SARs, provided that (i) the exercise price of each SAR will not be less than the fair market value of the shares on the date the SAR is granted, (ii) each SAR will expire ten years from the date of grant, and (iii) no SAR can be amended such that it would be considered a "repricing" without stockholder approval.

Performance-Based Awards. The Committee can provide that any award granted under the Plan shall be subject to the attainment of performance goals. Performance goals may be based on one or more business criteria, including, but not limited to: earnings, earnings per share or earnings per share growth; earnings before interest and taxes, or earnings before interest, taxes, depreciation and/or amortization; share price; total stockholder return, return on assets; net asset turnover; inventory turnover; return on capital or return on invested capital; return on equity; cash flow; net or pre-tax income; profit margin; working capital turns; market share; expense management; revenue; revenue growth; stockholder equity; leverage ratio; investment rating; and debt coverage. Performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the Committee, and may be particular to one or more lines of business or subsidiaries or may be based on the performance of the Company and its subsidiaries as a whole. In addition, the Committee may adjust performance goals for any events that occur during a performance period, including significant acquisitions or dispositions of businesses or assets by the Company; litigation, judgments or settlements; changes in tax laws, accounting principles, or other laws or provisions affecting reported results; any reorganization and restructuring programs; unusual and/or non-recurring items; and fluctuations in foreign exchange rates.

Limitation on Awards Granted, and Total Compensation Payable, to Non-Employee Directors. The Plan provides that the fair market value of shares subject to awards granted to any non-employee director in any calendar year, together with cash compensation paid to such non-employee director in such calendar year, shall not exceed $500,000.

Provisions Relating to a Change in Control of the Company. The Plan gives the Committee the discretion to determine how Plan awards are treated upon a change in control. The current award agreements under the Plan, as approved by the Committee, contain a "double trigger" provision, which provides that upon a change in control *and* a subsequent termination of employment, outstanding awards become immediately vested and exercisable, all restrictions on awards lapse and any performance-based goals are deemed satisfied at the target level.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in a material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the stockholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in a material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option or SAR without prior stockholder approval. Repricing is broadly defined to include reducing the exercise price of a stock option or SAR or cancelling a stock option or SAR in exchange for cash, other stock options or SARs with a lower exercise price or other stock awards. An equitable adjustment to the awards to reflect changes in the capital structure of the Company or similar events does not constitute repricing for purposes of this prohibition.

No awards may be granted under the Plan on or after October 9, 2023 (October 9, 2028 if the extension of the Plan term is approved).

Awards granted under the plan

Awards under the Plan are made at the discretion of the Committee. Accordingly, it is not possible at this time to determine all of the specific awards that will be made in future years under the Plan.

As of August 1, 2020, a total of 3,289,777 stock options with exercise prices ranging from $18.94 to $48.09 have been granted under the Plan since it was first adopted. These grants were made to the named executive officers and other persons and groups as follows: John M. Holmes (President and Chief Executive Officer): 756,259; Sean M. Gillen (Vice President and Chief Financial Officer): 119,735, Jessica A. Garascia (Vice President, General Counsel and Secretary): 44,330; Christopher A. Jessup (Vice President, Chief Commercial Officer): 155,225; Eric S. Pachapa (Vice President, Controller and Chief Accounting Officer): 86,270; Robert J. Regan (Retired Vice President, General Counsel and Secretary) 174,311; all current executive officers as a group: 1,616,819; all non-employee directors as a group: 0; each nominee for election as a director: 0; each associate of any executive officer, non-employee director or nominee: 0; each other person with 5% of such awarded shares: 0; and all non-executive officer employees as a group: 1,246,426. On August 1, 2020, the last reported sales price for the common stock on the New York Stock Exchange was $17.22 per share.

Summary of federal income tax consequences

The following is a summary of the federal income tax consequences of the Plan. It is based on the federal tax laws and regulations currently in effect and existing administrative rulings of the Internal Revenue Service. Participants may also be subject to state and local taxes in connection with the grant of awards under the Plan. Participants should consult with their individual tax advisers to determine the tax consequences associated with awards granted under the Plan. This information may not be applicable to employees of foreign subsidiaries or to employees who are not residents of the United States.

Non-Qualified Stock Options. A participant will not recognize any income at the time the participant is granted a non-qualified stock option. On the date the participant exercises the non-qualified stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. The participant will be responsible for remitting to the Company the withholding tax obligation that arises at the time the option is exercised. The Company generally will receive a tax deduction for the same amount of ordinary income recognized by the participant. When the participant sells these shares, any gain or loss recognized by the participant is treated as either short-term or long-term capital gain or loss depending on whether the participant has held the shares more than one year.

Incentive Stock Options. A participant will not recognize any income at the time the participant is granted an incentive stock option. If the participant is issued shares pursuant to the exercise of an incentive stock option, and if the participant does not make a disqualifying disposition of the shares within one year after the date of exercise or within two years after the date of grant, the participant will not recognize any income, for federal income tax purposes, at the time of the exercise. When the participant sells the shares issued pursuant to the incentive stock option, the participant will be taxed, for federal income tax purposes, as a long-term capital gain on any amount recognized by the participant in excess of the exercise price, and any loss sustained by the participant will be a long-term capital loss. No deduction will be allowed to the Company for federal income tax purposes. If, however, the participant sells the shares before the expiration of the holding periods, the participant will recognize ordinary income on the difference between the exercise price and the fair market value at exercise, and the Company generally will receive a tax deduction in the same amount. Upon exercise of an incentive stock option, the excess of the fair market value over the exercise price is an item of tax preference to the participant for purposes of determining the alternative minimum tax.

In order to qualify as an incentive stock option, the option must be exercised within three months after the participant's termination of employment for any reason other than death or disability and within one year after termination of the participant's employment due to disability. If the option is not exercised within this time period, it will be treated as a non-qualified stock option and taxed accordingly.

Stock Awards and Stock Unit Awards. If the participant receives a stock award, the participant generally will recognize ordinary income upon becoming entitled to transfer the shares at the end of any restriction period without forfeiture. A participant generally will recognize ordinary income when he receives shares or cash pursuant to the settlement of stock units, provided that if the shares are subject to any further restrictions on transfer, the participant will recognize ordinary income upon becoming entitled to transfer the shares at the end of the restriction period without forfeiture. The amount of income the participant recognizes will be equal to the fair market value of the shares on the day the restrictions lapse, or the amount of cash received. This amount will also be the participant's tax basis for the shares. The participant will be responsible for remitting to the Company the withholding tax obligation that arises at the time the ordinary income is recognized. In addition, the holding period begins on the day the restrictions lapse, or the date the shares are received if not subject to any restrictions, for purposes of determining whether the participant has long-term or short-term capital gain or loss on a subsequent sale of the shares. The Company generally will be entitled to a deduction with respect to the ordinary income recognized by the participant.

If a participant who receives a stock award subject to restrictions makes an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of the grant, the participant will have ordinary income equal to the fair market value on the date of grant, and the participant will recognize no additional income until the participant subsequently sells the shares. The participant will be responsible for remitting to the Company the withholding tax obligation that arises at the time the ordinary income is recognized. When the participant sells the shares, the tax basis will be equal to the fair market value on the date of grant, and the holding period for capital gains purposes begins on the date of the grant. If the participant forfeits the shares subject to the Section 83(b) election, the participant will not be entitled to any deduction, refund, or loss for tax purposes (other than a capital loss with respect to the amount of ordinary income previously recognized by the participant), and the Company will have to include the amount that it previously deducted from its gross income in the taxable year of the forfeiture.

Stock Appreciation Rights. A participant will not recognize any income at the time of the grant of an SAR. Upon exercise of the SAR, the participant will recognize ordinary income equal to the amount received upon exercise. The participant will be responsible for remitting to the Company the withholding tax obligation that arises at the time the ordinary income is recognized. The Company generally will be entitled to a deduction with respect to the ordinary income recognized by the participant.

Vote required for approval

Approval of the share increase and term extension under the Plan requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting.



Proposal 4
Ratification of our independent registered public accounting firm

Proposal 4	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2021

Board recommendation

✓ Our Board of Directors unanimously recommends that you vote FOR this proposal ratifying the appointment of KPMG.

Proposal summary

We are asking you to ratify the selection of KPMG LLP ("KPMG"), an independent registered public accounting firm, to serve as our independent registered public accounting firm for Fiscal 2021.

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and for expressing opinions on these matters.

The Audit Committee appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2021. The Audit Committee believes that the appointment of KPMG is in the best interests of the Company and its stockholders for the following principal reasons:

- KPMG's independence from the Company;
- KPMG's historical and recent performance as the Company's independent registered public accounting firm;
- KPMG's understanding of the Company's business, operations, accounting policies and practices and internal control over financial reporting;
- KPMG's reputation in the industry and its experience in accounting matters for aerospace and defense companies;
- The reasonableness of the fees paid by the Company to KPMG for its services, both on an absolute basis and as compared to its peer firms; and
- Publicly available information about KPMG, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on KPMG, recent litigation against former KPMG partners, and an enforcement action against KPMG by the Securities and Exchange Commission. The Audit Committee reviewed this information as part of its overall evaluation of the performance, expertise and experience of the KPMG team that audits the Company.

The Board of Directors asks that you ratify the appointment of KPMG as our independent registered public accounting firm for Fiscal 2021. Representatives of KPMG are expected to be present virtually at the annual meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

Independent registered public accounting firm fees and services

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal 2019 and Fiscal 2020 for audit, audit-related and tax services.

Description of fees	Fiscal 2019 ($)	Fiscal 2020 ($)
Audit fees	2,452,081	2,007,000
Audit-related fees	—	—
Tax fees[1]	167,501	251,135

[1] Tax fees in Fiscal 2019 and Fiscal 2020 were for reviews of domestic and foreign income tax returns and VAT services.

Audit Committee pre-approval is required for any audit, audit-related, tax or other services to be provided by the independent registered public accounting firm.

Audit committee Fiscal 2020 report

Dear fellow stockholders:

The Company's management has primary responsibility for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. KPMG is responsible for auditing the Company's financial statements and issuing a report on the conformity of those statements with generally accepted accounting principles ("GAAP") and a report on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with the Company's management and KPMG the Company's audited financial statements contained in the Company's Annual Report on Form 10-K filed with the SEC, including the critical accounting policies applied by the Company in preparing these financial statements. The Audit Committee also reviewed with management and KPMG the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and Quarterly Reports on Form 10-Q.

The Audit Committee reviewed and discussed with management and KPMG the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with KPMG without management present and discussed the results of its audits, its evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed and discussed with KPMG the matters required by the PCAOB and the SEC rules and KPMG's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by KPMG and required by applicable requirements of the PCAOB.

The Audit Committee concluded that KPMG is independent from the Company and appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2021. The Audit Committee recommends that the stockholders of the Company ratify that appointment (see Proposal 4).

In reliance on its review of the audited financial statements and the discussions referred to above and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in its charter, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2020 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Directors of AAR CORP.

Marc J. Walfish, Chair
James E. Goodwin
Patrick J. Kelly
Duncan J. McNabb
Peter Pace
Ronald B. Woodard

Stock ownership information



The following tables show the shares of common stock beneficially owned, the percent of shares outstanding if greater than 1% and the number of stock units held, all as of July 31, 2020, by (i) each current director and director nominee for election to the Board, (ii) each executive officer named in the Summary Compensation Table, (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than five percent of the outstanding shares of common stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and sole investment power, and none of the shares shown in the tables is pledged by any of the persons listed.

Security ownership of our board and management

Name	Shares beneficially owned[1]	Percent of shares outstanding if greater than 1%	Stock units[2]
Anthony K. Anderson	23,663	—	—
Michael R. Boyce[3]	97,503	—	—
Jessica A. Garascia	13,200	—	—
H. John Gilbertson, Jr.	6,957	—	—
Sean M. Gillen	35,629	—	—
James E. Goodwin	72,361	—	9,777
John M. Holmes	475,971	—	—
Christopher A. Jessup	67,183	—	—
Patrick J. Kelly[4]	79,180	—	—
Robert F. Leduc	5,289	—	—
Duncan McNabb	8,392	—	9,898
Peter Pace	27,645	—	—
Eric S. Pachapa	39,000	—	—
Robert J. Regan	342,951	—	—
David P. Storch[5]	1,449,611	4.11%	—
Jennifer L. Vogel	24,800	—	—
Marc J. Walfish	119,703	—	40,050
Ronald B. Woodard	22,379	—	—
All directors and executive officers as a group (18 persons)	2,911,417	8.25%	59,725

[1] Includes (a) unvested restricted shares held by directors and executive officers and (b) the following shares of the identified person that may be acquired within 60 days of July 31, 2020 through the exercise of stock options: Mr. Holmes, 318,075 shares; Mr. Gillen, 16,121 shares; Mr. Regan, 227,415 shares; Mr. Jessup, 38,218 shares; Mr. Pachapa, 22,166 shares; Mr. Storch, 329,663 shares; and all directors and executive officers as a group, 951,658 shares.

[2] Represents stock units held by directors who defer all or a portion of their director compensation under the Non-Employee Directors' Deferred Compensation Plan. Each stock unit represents the right to receive one share of common stock upon termination of service on the Board or the happening of certain other events, as specified in the Plan.

[3] Includes 10,000 shares beneficially owned through Maverick Investors Limited Partnership, a family partnership of which Mr. Boyce is a general partner.

[4] Includes 16,000 shares beneficially owned through KMK & Associates, LLC, of which Mr. Kelly is a one-third owner.

[5] Includes: (a) 18,810 shares beneficially owned by Mr. Storch's wife, as to which Mr. Storch disclaims beneficial ownership; (b) 200,000 shares beneficially owned through DPS Asset Management LLC, a family investment vehicle of which Mr. Storch is President; (c) 2,025 shares under the Lorraine Storch Revocable Trust under which Mr. Storch is trustee and a beneficiary; (d) 286,408 shares owned through the Storch Family Dynasty Trust, under which Mr. Storch is trustee and a beneficiary; (e) 39,577 shares beneficially owned through a limited power of attorney arrangement, as to which Mr. Storch disclaims beneficial ownership; and (f) 76,738 shares by GRAT.

Security ownership of certain beneficial owners

Name and address of beneficial owner	Number of shares	Percent of class
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	5,679,299	16.3%
Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	3,510,618	10.05%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,927,516	8.39%
AllianceBernstein L.P.[4] 135 Avenue of the Americas New York, NY 10105	2,502,041	7.2%

[1] Based on a Schedule 13G amendment filed on February 4, 2020, BlackRock, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 5,575,409
- Shared voting power: 0
- Sole dispositive power: 5,679,299
- Shared dispositive power: 0

[2] Based on a Schedule 13G amendment filed on February 10, 2020, the Vanguard Group, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 32,303
- Shared voting power: 5,990
- Sole dispositive power: 3,476,804
- Shared dispositive power: 33,814

[3] Based on a Schedule 13G amendment filed on February 12, 2020, Dimensional Fund Advisors LP disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,847,044
- Shared voting power: 0
- Sole dispositive power: 2,927,516
- Shared dispositive power: 0

[4] Based on a Schedule 13G filed on February 18, 2020, AllianceBernstein L.P. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,070,819
- Shared voting power: 0
- Sole dispositive power: 2,502,041
- Shared dispositive power: 0

Delinquent section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and beneficial owners of more than 10% of the Company's stock, if any, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the SEC and the NYSE, and to furnish copies of these forms to the Company. To the Company's knowledge, based solely upon a review of copies of SEC Forms 3, 4 and 5 and upon related written representations furnished to the Company with respect to Fiscal 2020, the Company believes that all of the Company's officers and directors filed on a timely basis all reports required by Section 16(a) of the Securities Exchange Act of 1934 during Fiscal 2020 except that due to Company administrative errors (i) a Form 4 relating to the acquisition of 4,793 shares and the disposition of 4,793 shares by Mr. Storch was filed three (3) days late and (ii) a Form 4 relating to the issuance of 6,650 stock awards shares and the issuance of 24,250 stock option shares to Mr. Jessup was filed five (5) days late.

Equity compensation plan information

The following table provides information as of May 31, 2020 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securities holders	1,851,669	$32.74	646,088
Equity compensation plans not approved by securities holders			
Total	1,851,669	$32.74	646,088

* Represents shares under the AAR CORP. 2013 Stock Plan and the AAR CORP. Amended and Restated Stock Benefit Plan. The Company may not grant any future stock awards under the AAR CORP. Amended and Restated Stock Benefit Plan.

Stockholder proposals for our 2021 annual meeting



Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for consideration at the annual meeting of stockholders to be held in 2021 must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 30, 2021, in order for the proposal to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting. The proposal must comply with applicable SEC rules and the Company's By-Laws.

Under the Company's By-Laws, any stockholder who wishes to submit a matter (other than a stockholder proposal brought in accordance with SEC Rule 14a-8) for consideration at the 2021 annual meeting of stockholders, including any stockholder proposal or director nomination, that would not be included in the Company's proxy statement, must submit the matter to the Company, in writing, to be received by the Secretary of the Company no later than April 10, 2021. The notice of such matter must contain the information required by the By-Laws.

Other business



Management knows of no other matters that are to be brought before the annual meeting. However, if any other matter properly comes before the annual meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matter.

By Order of the Board of Directors,

Jessica A. Garascia
Vice President, General Counsel and Secretary

August 28, 2020

Upon the written request of any record holder or beneficial owner of common stock of AAR CORP., the Company will provide, without charge, a copy of its annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2020. Requests should be made to Ms. Jessica A. Garascia, Vice President, General Counsel and Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

Appendix A
Questions and answers about our 2020 annual meeting



We are furnishing this Proxy Statement in connection with the solicitation of proxies by the Board for use in voting at our Annual Meeting. The Annual Meeting will be held at www.virtualshareholdermeeting.com/AIR2020, on Wednesday, October 7, 2020, at 9:00 a.m. Central Time for the purpose of considering and acting upon the matters specified in the Notice accompanying this Proxy Statement.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- **FOR** the election of four director nominees;
- **FOR** the advisory proposal to approve our Fiscal 2020 executive compensation;
- **FOR** the approval of the amendments to AAR CORP. 2013 Stock Plan; and
- **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for Fiscal 2021.

The persons designated on the proxy card as the Company's "proxy holders" will vote all shares covered by your proxy card in accordance with your instructions on the proxy card. If no instructions are given, the proxy holders will vote the shares in accordance with the Board's recommendations.

If any other matter properly comes before the annual meeting, the proxy holders will use their judgment to vote in a manner consistent with the best interests of stockholders. If any director nominee becomes unavailable for election for any reason prior to the annual meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, in which case the proxy holders will vote for the substitute nominee.

How do I access the proxy materials electronically?

We mailed a "Notice of Internet Availability of Proxy Materials" to all of our stockholders on or about August 28, 2020. The Notice provides you with instructions on how to:

- Access and review our proxy materials over the Internet;
- Submit your vote over the Internet; and
- Request printed copies of our proxy materials.

This proxy statement, our annual report to stockholders for the fiscal year ended May 31, 2020 and our Fiscal 2020 annual report on Form 10-K may be viewed online at **www.proxyvote.com**.

Who is entitled to vote at the annual meeting?

You are entitled to vote at the annual meeting if you were an AAR CORP. stockholder at the close of business on August 12, 2020. This date is referred to as the "record date" in this proxy statement.

Stockholder of Record. You are a "stockholder of record" if your shares are registered in your name with Computershare, our transfer agent. If you were a stockholder of record at the close of business on the record date, you may vote your shares by proxy by completing, signing, dating and returning the enclosed proxy card, voting by telephone or over the Internet, or virtually by attending and voting at the annual meeting.

Beneficial Owner. You are a "beneficial owner" of shares if your shares are held in a brokerage account or by a bank or other nominee. If you were a beneficial owner of shares at the close of business on the record date, you may vote your shares by giving voting instructions to your broker, bank or other nominee who is the "stockholder of record" of your shares. The Company has directed brokers, banks and other nominees to obtain voting instructions from their beneficial owners. Proxies submitted by brokers, banks and other nominees on behalf of their beneficial owners will count toward a quorum and will be voted as instructed by the beneficial owners. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares.

You may receive more than one set of proxy materials. This means you hold your shares in more than one account. Please vote all of your shares.

A list of stockholders of record entitled to vote will be available at the Company's corporate headquarters for 10 days prior to the meeting and will be available through the web portal during the meeting at: www.virtualshareholdermeeting.com/AIR2020.

On the August 12, 2020 record date for the 2020 annual meeting, 35,303,461 shares of common stock of the Company were outstanding. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the annual meeting.

How do I vote by telephone or over the Internet?

Specific instructions for using the telephone and Internet voting methods are set forth on the proxy card. These instructions are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded. You may vote by telephone or over the Internet 24 hours a day, seven days a week, until 10:59 p.m., Central Time, on October 6, 2020 (the day prior to the annual meeting). If you vote by telephone or over the Internet, please do not return your proxy card.

How do I revoke a proxy?

You may revoke your proxy (e.g., to change your vote) at any time before your proxy is exercised by:

- Sending a written notice of revocation to the Secretary of the Company at the Company's address listed on the first page of this proxy statement;
- Submitting a later-dated proxy by telephone, over the Internet or by mail; or
- Voting virtually at the annual meeting.

A list of our stockholders of record will be available to stockholders during the meeting at: www.virtualshareholdermeeting.com/AIR2020.

What are the quorum and vote requirements?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will exist if a majority of the outstanding shares of common stock entitled to vote at the annual meeting is present virtually or by proxy at the annual meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner of the shares.

Please note that brokers, banks and other nominees will have discretionary authority to vote beneficial owners' shares on the ratification of KPMG LLP. However, they will not have discretionary authority to vote shares on the election of directors or the advisory proposal to approve our Fiscal 2020 executive compensation or the proposal to approve amendments to the 2013 Stock Benefit Plan and therefore cannot vote on these proposals, unless their beneficial owners provide specific voting instructions in each case. Accordingly, please provide specific voting instructions on these proposals to your broker, bank or other nominee so that your vote may be counted.

The following table indicates the vote required for approval of each matter to be presented to the stockholders at the annual meeting and the effect of abstentions and broker non-votes.

	Required vote	Effect of abstentions and broker non-votes
Proposal 1 — Election of four directors	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 2 — Advisory proposal to approve our Fiscal 2020 executive compensation	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 3 — Approve Amendments to the AAR Corp. 2013 Stock Plan	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 4 — Ratification of the appointment of KPMG LLP	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." There will be no broker non-votes for this matter.

How will the votes at the annual meeting be tabulated?

Inspectors of election appointed for the annual meeting will tabulate all votes cast virtually or by proxy at the annual meeting. In the event a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned or postponed to solicit additional proxies.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist the Company in soliciting proxies at a total estimated cost of $12,500, plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co., Inc. may solicit proxies by mail, telephone, facsimile, e-mail or in person. Directors, officers and employees of the Company also may solicit proxies for no additional compensation.

Where will I find the voting results on the proposals presented at the annual meeting?

We intend to announce the preliminary voting results at the annual meeting. We will publish the final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days of the annual meeting.

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Appendix B
Non-GAAP financial measures



Non-GAAP financial measures

Adjusted diluted earnings per share from continuing operations is a "non-GAAP financial measure" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe this non-GAAP financial measure is relevant and useful for investors as it illustrates our actual operating performance unaffected by the impact of certain items. When reviewed in conjunction with our GAAP results and the accompanying reconciliations, we believe this non-GAAP financial measure provides additional information that is useful to gain an understanding of the factors and trends affecting our business and provide a means by which to compare our operating performance against that of other companies in the industries in which we compete. This non-GAAP measure should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. This non-GAAP measures excludes items of an unusual nature including but not limited to certain income tax benefits, severance, restructuring costs, facility repositioning costs, impairment charges, and significant customer bankruptcies.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following tables that reconcile the above mentioned non-GAAP financial measures to the most directly comparable GAAP financial measures:

Adjusted diluted EPS from continuing operations

	FY2018	FY2019	FY2020
Diluted EPS from continuing operations	$ 2.11	$ 2.40	$ 0.71
Deferred tax re-measurement from Tax Reform	(0.41)	—	—
State income tax benefit	(0.06)	(0.15)	—
Recognition of previously reserved income tax benefits	—	(0.19)	—
Investigation and remediation compliance costs, net of tax	—	0.08	0.22
Impairment charges related to exited product lines, net of tax	—	—	0.25
Customer contract termination and restructuring costs, net of tax	0.14	—	0.68
Customer bankruptcy charge, net of tax	—	0.27	0.04
Facility consolidation and repositioning costs, net of tax	—	0.02	0.11
Government workforce subsidies, net of tax	—	—	(0.06)
Severance, furlough and pension settlement charges, net of tax	0.09	0.01	0.19
Strategic financing evaluation costs, net of tax	—	—	0.01
Adjusted Diluted EPS from Continuing Operations	1.87	2.44	2.15

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Appendix C
AAR CORP. 2013 stock plan as amended and restated effective July 13, 2020



AAR CORP.
2013 STOCK PLAN
(As Amended and Restated Effective July 13, 2020)

1. Purpose

The purpose of the AAR CORP. 2013 Stock Plan (As Amended and Restated Effective July 13, 2020) is to encourage Key Employees and Non-Employee Directors of the Company to increase their investment in the Company and to provide additional opportunities to such persons to share in the success of the Company. These opportunities are intended to foster in Key Employees and Non-Employee Directors a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts and to assist in attracting the best available individuals in the future.

2. Definitions

For purposes of this Plan, the following terms shall have the meanings set forth below:

2.1 "Award" means an Option, a Stock Award, a Stock Unit, or an SAR.

2.2 "Award Agreement" means, as applicable, a Stock Option Agreement, Stock Award Agreement, Stock Unit Award Agreement, or SAR Agreement evidencing an Award granted under the Plan.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Change in Control" means the earliest of:

(a) any person (as such term is used in the Exchange Act) has acquired (other than directly from the Company) beneficial ownership (as that term is defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding capital stock of the Company entitled to vote for the election of directors;

(b) the effective time of (i) a merger or consolidation or other business combination of the Company with one or more other corporations as a result of which the holders of the outstanding voting stock of the Company immediately prior to such business combination hold less than 60% of the voting stock of the surviving or resulting corporation, or (ii) a transfer of substantially all of the assets of the Company other than to an entity of which the Company owns at least 80% of the voting stock; or

(c) the election, over any period of time, to the Board of Directors of the Company without the recommendation or approval of the incumbent Board of Directors of the Company, of directors constituting a majority of the number of directors of the Company then in office.

2.5 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.6 "Committee" means the Board's Compensation Committee, or such other committee designated by the Board comprised of not less than two directors who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.

2.7 "Company" means AAR CORP., a Delaware corporation.

2.8 "Fair Market Value" means, as of any date, the closing price of a Share on the New York Stock Exchange on such date, or if no trading occurred on the New York Stock Exchange on such date, the trading day immediately preceding such date.

2.9 "Incentive Stock Option" or "ISO" means an Option meeting the requirements of Section 422 of the Code.

2.10   "Key Employee" means an employee of the Company or a Subsidiary selected to participate in the Plan in accordance with Section 3.2. A Key Employee may also include a person who is granted an Award (other than an Incentive Stock Option) in connection with the hiring of the person prior to the date the person becomes an employee of the Company or any Subsidiary, provided that such Award shall not vest prior to the commencement of employment.

2.11   "Non-Employee Director" means a member of the Board who is not an employee of the Company or a Subsidiary.

2.12   "Non-Qualified Stock Option" or "NSO" means an Option other than an Incentive Stock Option.

2.13   "Option" means the grant of a right to purchase Shares under Section 6 of the Plan and will be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.14   "Participant" means a Key Employee or Non-Employee Director selected to receive an Award under the Plan.

2.15   "Plan" means the AAR CORP. 2013 Stock Plan as reflected in the provisions contained herein, and as it may be amended from time to time.

2.16   "Shares" means the shares of the Company's $1.00 par value common stock.

2.17   "Stock Award" means the grant of Shares under Section 7 of the Plan.

2.18   "Stock Unit" means the grant of a right to receive Shares or cash under Section 8 of the Plan.

2.19   "Stock Appreciation Right" or "SAR" means the grant of a right to receive Shares or cash under Section 9 of the Plan.

2.20   "Subsidiary" means an entity of which the Company is the direct or indirect beneficial owner of not less than 50% of all issued and outstanding equity interest.

3.   Administration

3.1   The Committee. The Plan shall be administered by the Committee.

3.2   Authority of the Committee.

(a)   The Committee shall have plenary authority, subject to the provisions of the Plan, to determine the Key Employees and Non-Employee Directors to whom Awards shall be granted, the time at which Awards shall be granted, the term of each Award, the number of Shares covered by it, the effect of participation by a Participant in other plans and any other terms or conditions of each such Award. The number of Shares and other terms and conditions of a particular Award need not be the same even as to Awards made at the same time. The Committee's actions in making Awards and fixing their size and other terms and conditions shall be conclusive on all persons.

(b)   The Committee shall have the sole responsibility for construing and interpreting the Plan, for establishing and amending such rules and regulations as it deems necessary or desirable for the proper administration of the Plan and for resolving all questions arising under the Plan. Any decision or action taken by the Committee arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations shall, to the extent permitted by law, be within its absolute discretion, except as otherwise specifically provided herein, and shall be conclusive and binding upon all Participants and any other person, whether that person is claiming under or through any Participant or otherwise.

(c)   The Board shall designate one of the members of the Committee as the Chairman of the Committee. The Committee shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination reduced to writing and signed by all members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a Secretary, who need not be a member of the Committee, and may make such rules and regulations for the conduct of its business as it shall deem advisable.

(d)   To the extent permitted by applicable law, regulation and rules of a stock exchange on which the Shares are listed or traded, the Committee may delegate to the Chief Executive Officer of the Company its authority to grant Awards to Key Employees other than himself, and to determine the terms and conditions thereof; provided that (i) such Awards shall not be granted to officers subject to Section 16 of the Exchange Act and (ii) the terms and conditions of such Awards shall not be inconsistent with the terms and conditions set forth in the forms of Award Agreement approved by the Committee pursuant to Article 5 of the Plan.

(e)   No member of the Committee or the Chief Executive Officer shall be liable, in the absence of bad faith, for any act or omission with respect to his or her service on the Committee, or in the case of the Chief Executive Officer with respect to his service performed in accordance with subsection 3.2(d) above. Such service shall constitute service as a director of the Company, so that the members of the Committee and the Chief Executive Officer shall be entitled to indemnification and reimbursement as directors of the Company pursuant to its By-Laws.

3.3   Performance-Based Awards.

(a)   The Committee may, in its discretion, provide that any Award granted under the Plan shall be subject to the attainment of performance goals.

(b)   Performance goals may be based on one or more business criteria, including, but not limited to: earnings, earnings per share or earnings per share growth; earnings before interest and taxes, or earnings before interest, taxes, depreciation and/or amortization; Share price; total stockholder return, return on assets; net asset turnover; inventory turnover; return on capital or return on invested capital; return on equity; cash flow; net or pre-tax income; profit margin; working capital turns; market share; expense management; revenue; revenue growth; stockholder equity; leverage ratio; investment rating; and debt coverage. Performance goals may be absolute in their terms or measured against or in relationship to the performance of other companies or indices selected by the Committee, and may be particular to one or more lines of business or Subsidiaries or may be based on the performance of the Company and its Subsidiaries as a whole. In addition, the Committee may adjust performance goals for any events that occur during a performance period, including significant acquisitions or dispositions of businesses or assets by the Company; litigation, judgments or settlements; changes in tax laws, accounting principles, or other laws or provisions affecting reported results; any reorganization and restructuring programs; unusual and/or non-recurring items; and fluctuations in foreign exchange rates.

(c)   With respect to each performance period established by the Committee, the Committee shall establish such performance goals relating to one or more of the business criteria identified above, and shall establish targets for Participants for achievement of performance goals. The performance goals and performance targets established by the Committee may be identical for all Participants for a given performance period or, at the discretion of the Committee, may differ among Participants. Following the completion of each performance period, the Committee shall determine the extent to which performance goals for that performance period have been achieved, and the related performance-based restrictions shall lapse in accordance with the terms of the applicable Award Agreement.

4.   Shares Subject to the Plan

4.1   Total Number of Shares.

(a)   The total number of Shares that may be available for Awards under the Plan from and after October 9, 2013 shall be 7,450,000 Shares (2,500,000 Shares prior to October 11, 2016, an additional 2,850,000 Shares from and after October 11, 2016 and an additional 2,100,000 Shares from and after October 7, 2020), adjusted in accordance with the provisions of Section 4.3 hereof. The Shares so issued may be Shares held in the treasury or Shares that are authorized but unissued, as elected by the Committee.

(b)   Stock Options and SAR Awards shall reduce the number of Shares available for Awards by one Share for every Share subject to the Stock Option or SAR Award; provided that SARs that may be settled only in cash shall not reduce the number of Shares available for Awards. Stock Awards and Stock Unit Awards settled in Shares shall reduce the number of Shares available for Awards by 1.65 Shares for each Share delivered.

(c)   Any Shares subject to an Award but that are not issued because of a lapse, expiration, cancellation or termination of any such Award, or that have been issued in connection with a Stock Award that is subsequently cancelled or forfeited, shall once again be available for issuance pursuant to subsequent Awards, added back in the same multiple as they were awarded pursuant to Section 4.1(b). The number of Shares delivered by the Participant or withheld by the Company on the Participant's behalf as full or partial payment of an Award, including the exercise price of an Option or of any required withholding taxes with respect to any Award, shall not again be available for issuance pursuant to subsequent Awards and shall count against the aggregate number of Shares that may be issued under the Plan. Any Shares purchased by the Company with proceeds from an Option exercise shall not again be available for issuance pursuant to subsequent Awards, shall count against the aggregate number of Shares that may be issued under the Plan and shall not increase the number of Shares available under the Plan.

4.2   Shares Subject to Awards. Of the Shares authorized for issuance under the Plan:

(a)   The maximum number of Shares with respect to which Options and SARs may be granted under the Plan to any Key Employee in any calendar year is 800,000.

(b)   The maximum number of Shares that may be used for Stock Awards and Stock Unit Awards that are performance-based that may be granted to any Key Employee in any calendar year is 300,000, or, in the event the Award is settled in cash, an amount equal to the Fair Market Value of such number of Shares on the date on which the Award is settled.

(c)   The maximum number of Shares that may be used for Stock Awards and Stock Unit Awards that are subject to time-based vesting that may be granted to any Key Employee in any calendar year is 300,000, or, in the event the Award is settled in cash, an amount equal to the Fair Market Value of such number of Shares on the date on which the Award is settled.

(d)   The maximum number of Shares that may be subject to ISOs is 7,450,000.

(e)   The Fair Market Value of Shares that may be subject to Awards granted to any Non-Employee Director in any calendar year, together with the cash compensation paid to such Non-Employee Director in such calendar year, shall not exceed $500,000.

4.3   Adjustment. Any increase or decrease in the number of outstanding Shares of the Company occurring through stock splits, stock dividends, stock consolidations, spin-offs, other distributions of assets to stockholders, or assumptions or conversions of outstanding Awards due to an acquisition after the adoption of the Plan shall be reflected proportionately in an increase or decrease in the aggregate number of Shares then available for the grant of Awards under the Plan or becoming available through the lapse, expiration, cancellation or termination of Awards previously granted but unexercised, and in the number of Shares subject to Awards then outstanding; and a proportionate reduction or increase shall be made in the per Share exercise price of any outstanding Options or SARs. Any fractional Shares resulting from such adjustments shall be eliminated. If changes in capitalization other than those considered above shall occur, the Committee shall make such adjustment in the number or class of Shares as to which Awards may thereafter be granted, in the number and class of Shares remaining subject to Awards then outstanding and in the per Share exercise price as the Committee in its discretion may consider appropriate, and all such adjustments shall be conclusive upon all persons.

5.   Awards and Award Agreements

Subject to the terms of the Plan, the Committee from time to time may grant Awards to selected Participants. Each Award shall be evidenced by a written Award Agreement, which shall specify the terms and conditions of the Award. An Award Agreement shall contain a vesting schedule as determined in the sole discretion of the Compensation Committee; provided that Options and SARs shall not become exercisable until at least one year following the date of grant, and the restrictions on Stock Awards and Stock Units shall not lapse for at least one year following the date of grant; and provided further that notwithstanding the foregoing, no minimum vesting schedule shall apply to Awards that result in the issuance of up to an aggregate of 5% of the Shares reserved for issuance under Section 4 (372,500) Shares). An Award Agreement may, in the sole discretion of the Compensation Committee, contain a non-competition agreement, a confidentiality provision, provisions for forfeiture and such restrictions, conditions and other terms as the Committee shall determine in its sole discretion.

6.   Grants of Options

6.1   Grants. Subject to the terms of the Plan, the Committee may grant Options, which may be NSOs or ISOs if granted to Key Employees and must be NSOs if granted to Non-Employee Directors. Unless otherwise expressly provided at the time of the grant, Options granted to Key Employees will be NSOs.

6.2   Terms and Conditions of Options.

(a)   Each Option shall be evidenced by a written Option Agreement specifying the terms and conditions of the Option as the Committee may determine, including the type of Option granted, the Option exercise price, the terms for payment of the exercise price, the duration of the Option and the number of Shares to which the Option pertains; provided, however, that no Option shall be credited with any amounts equal to dividends or other distributions that a Participant would have received had the Participant held the Shares subject to an unexercised Option.

(b)   The per Share exercise price of each Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted.

(c)   Each Option shall become exercisable at the time, and for the number of Shares, fixed by the Committee in the Option Agreement, provided that the Committee, in its discretion, shall have the power at any time to accelerate the dates for exercise of any or all Options granted to a Non-Employee Director or a Key Employee under the Plan.

(d)   Each Option shall expire and all rights to purchase Shares thereunder shall cease on the date fixed by the Committee in the Option Agreement, which shall not be later than the tenth anniversary of the date on which the Option was granted, except as otherwise required under subsection 6.3 of the Plan; provided however, if a Participant is unable to exercise an Option because trading in the Shares is prohibited by law or the Company's insider-trading policy, the Option exercise date shall be extended to the date that is 30 days after the expiration of the trading prohibition.

6.3   Required Terms and Conditions of ISOs.

In addition to the foregoing, each ISO granted to a Key Employee shall be subject to the following rules:

(a)   The aggregate Fair Market Value (determined with respect to each ISO at the time such ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by an individual during any calendar year (under all incentive stock option plans of the Company and its Subsidiaries) shall not exceed $100,000. If the aggregate Fair Market Value (determined at the time of grant) of the Shares subject to an ISO which first becomes exercisable in any calendar year exceeds the limitation of this subsection, so much of the ISO that does not exceed the applicable dollar limit shall be an ISO, and the remainder shall be an NSO, but in all other respects, the original Option Agreement shall remain in full force and effect.

(b)   Notwithstanding anything herein to the contrary, if an ISO is granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, (i) the purchase price of each Share subject to the ISO shall be not less than 110% of the Fair Market Value of a Share on the date the ISO is granted, and (ii) the ISO shall expire and all rights to purchase Shares thereunder shall cease no later than the fifth anniversary of the date the Option is granted.

(c)   No ISOs shall be granted under the Plan after ten years from the earlier of the date the Plan is adopted or the date the Plan is approved by stockholders of the Company.

6.4   Exercise of Options.

(a)   A person entitled to exercise an Option may do so by delivery of a written notice in accordance with procedures established by the Committee specifying the number of Shares with respect to which the Option is being exercised and any other information the Committee may prescribe.

(b)   Except as otherwise provided in the Plan or in any Option Agreement, the Participant shall pay the purchase price of the Shares upon exercise of any Option (i) in cash, (ii) in cash received from a broker-dealer to whom the Participant has submitted a notice together with instructions to deliver promptly to the Company the amount of sales proceeds from the sale of Shares subject to the Option to pay the exercise price, (iii) by delivering Shares having an aggregate Fair Market Value on the date of exercise equal to the Option exercise price, (iv) by directing the Company to withhold such number of Shares otherwise issuable upon exercise of such Option having an aggregate Fair Market Value on the date of exercise equal to the Option exercise price, (v) by such other medium of payment as the Committee, in its discretion, shall authorize at the time of grant, or (vi) by any combination of the foregoing. In the case of payment pursuant to (ii), (iii) or (iv) above, the Participant's election must be made on or prior to the date of exercise and must be irrevocable.

(c)   The Company shall issue, in the name of the Participant, stock certificates representing the total number of Shares issuable pursuant to the exercise of any Option as soon as reasonably practicable after such exercise, provided that any Shares purchased by a Participant through a broker-dealer pursuant to subsection (ii) above shall be delivered to such broker-dealer in accordance with applicable law.

7.   Stock Awards

7.1   Grants of Stock Awards. Subject to the terms of the Plan, the Committee may grant Stock Awards to Key Employees and Non-Employee Directors. The terms and conditions of any such Award shall be determined by the Committee at the time of grant.

7.2   Terms and Conditions of Stock Awards.

(a)   Each Stock Award shall be evidenced by a written Stock Award Agreement specifying the terms and conditions of the Award as the Committee may determine, including the number of Shares issuable under the Stock Award and the restrictions on transfer. Further, the Committee, in its discretion, shall have the power at any time to accelerate the dates the restrictions lapse on any or all of the Shares subject to the Stock Award.

(b)   Dividends paid on Stock Awards shall be subject to the following: (i) if the Stock Award is subject to performance-based restrictions as described in Section 3.3, the Company shall accumulate and hold such amounts, and (ii) if the Stock Award is subject only to time-based restrictions, the Committee shall have the discretion to cause the Company to accumulate and hold such amounts. To the extent dividends are held by the Company, the accumulated amounts shall be paid to the Participant only upon the lapse of the restrictions to which the Stock Award is subject, and any such amounts attributable to the portion of the Stock Award for which the restrictions do not lapse shall be forfeited.

(c)   Subject to the restrictions set forth herein and in the related Stock Award Agreement, upon grant of a Stock Award to a Participant, the Participant shall be a stockholder with respect to all the Shares subject to such Stock Award and shall have all the rights of a stockholder with respect to such Shares, including the right to vote such Shares and to receive dividends and other distributions paid with respect to such Shares. The Company shall issue the number of Shares granted under a Stock Award on an uncertificated basis, with the Participant's ownership of such Shares evidenced by book entry in the records of the Company's transfer agent. Following the lapse of all restrictions on the Stock Award, upon the Participant's request, the Company shall issue, in the name of the Participant, stock certificates representing the Shares subject to the Stock Award.

8.   Grants of Stock Units

8.1   Grants. Subject to the terms of the Plan, the Committee may grant Stock Units to Key Employees and Non-Employee Directors. Each Stock Unit shall entitle the Key Employee or Non-Employee Director to receive, on the date or upon the occurrence of an event (including the attainment of performance goals) as described in the Stock Unit Agreement, one Share or cash equal to the Fair Market Value of one Share on the date of such event, as provided in the Stock Unit Agreement. The terms and conditions of any such Award shall be determined by the Committee at the time of grant.

8.2   Terms and Conditions of Stock Unit Awards.

(a)   Each Stock Unit Award shall be evidenced by a written Stock Unit Award Agreement specifying the terms and conditions of the Award as the Committee may determine, including the number of Shares issuable under the Stock Unit Award, the restrictions on transfer and the form of settlement. Further, the Committee, in its discretion, shall have the power at any time to accelerate the dates the restrictions lapse on any or all of the Stock Units.

(b)   A Participant shall have no rights of a stockholder, including voting or dividend or other distribution rights, with respect to any Stock Units prior to the date they are settled in Shares. A Stock Unit Agreement may provide that, until the Stock Units are settled in Shares or cash, the Participant shall receive, on each dividend or distribution payment date applicable to the Shares, an amount equal to the dividends or distributions that the Participant would have received had the Stock Units held by the Participant as of the related record date been actual Shares. Notwithstanding the preceding sentence, in the case of a Stock Unit Award that provides for the right to receive amounts related to dividends or distributions: (i) if such Stock Unit Award is subject to performance-based restrictions as described in Section 3.3, the Company shall accumulate and hold such amounts, and (ii) if such Stock Unit Award is subject only to time-based restrictions, the Committee shall have the discretion to cause the Company to accumulate and hold such amounts. To the extent such amounts are held by the Company, the accumulated amounts shall be paid to the Participant only upon the lapse of the restrictions to which the Stock Unit Award is subject, and any such amounts attributable to the portion of a Stock Unit Award for which the restrictions do not lapse shall be forfeited.

(c)   Upon settlement of Stock Units in Shares, the Company shall issue, in the name of the Participant, stock certificates representing a number of Shares equal to the number of Stock Units being settled.

9.   Grants of SARs

9.1   Grants. Subject to the terms of the Plan, the Committee may grant SARs to Key Employees. Upon exercise, an SAR entitles the Key Employee to receive from the Company the number of Shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of one Share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of Shares with respect to which the SAR is being exercised. Cash shall be delivered in lieu of any fractional Shares. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the Shares it would otherwise be obligated to deliver in an amount equal to the Fair Market Value of such Shares on the date of exercise. The terms and conditions of any such Award shall be determined at the time of grant.

9.2   Terms and Conditions of SARs.

(a)   Each SAR shall be evidenced by a written SAR Agreement specifying the terms and conditions of the SAR as the Committee may determine, including the SAR exercise price, the duration of the SAR, the number of Shares to which the SAR pertains and the form of settlement. Further, the Committee, in its discretion, shall have the power at any time to accelerate the dates for exercise of any or all SARs.

(b)   The per Share exercise price of each SAR shall not be less than 100% of the Fair Market Value of a Share on the date the SAR is granted.

(c)   Each SAR shall expire and all rights thereunder shall cease on the date fixed by the Committee in the SAR Agreement, which shall not be later than the tenth anniversary of the date on which the SAR was granted; provided however, if a Participant is unable to exercise an SAR because trading in the Shares is prohibited by law or the Company's insider-trading policy, the SAR exercise date shall be extended to the date that is 30 days after the expiration of the trading prohibition.

(d)   A person entitled to exercise an SAR may do so by delivery of a written notice in accordance with procedures established by the Committee specifying the number of Shares with respect to which the SAR is being exercised and any other information the Committee may prescribe. As soon as reasonably practicable after the exercise of an SAR, the Company shall (i) issue, in the name of the Key Employee, stock certificates representing the total number of full Shares to which the Key Employee is entitled and cash in an amount equal to the Fair Market Value, as of the date of exercise, or any resulting fractional Share, and (ii) if the Committee causes the Company to elect to settle all or part of its obligations arising out of the exercise of the SAR in cash, deliver to the Key Employee an amount in cash equal to the Fair Market Value, as of the date of exercise, of the Shares it would otherwise be obligated to deliver.

10.   Non-Transferability of Awards

10.1   No Award or rights under any Award shall be transferable otherwise than by will or the laws of descent and distribution, and the rights and the benefits of any such Award may be exercised and received, respectively, during the lifetime of the Participant only by him or her.

10.2   Notwithstanding the provisions of the preceding paragraph, a Participant, at any time prior to his or her death, may assign all or any portion of an Option granted to him or her (other than an ISO) to (a) his or her spouse or lineal descendant, (b) the trustee of a trust for the primary benefit of his or her spouse or lineal descendant, (c) a partnership of which his or her spouse and lineal descendants are the only partners, or (d) a tax exempt organization as described in Section 50l(c)(3) of the Code. In such event, the spouse, lineal descendant, trustee, partnership or tax exempt organization will be entitled to all of the rights of the Participant with respect to the assigned portion of such Option, and such portion of the Option will continue to be subject to all of the terms, conditions and restrictions applicable to the Option, as set forth herein, and in the related Option Agreement, immediately prior to the effective date of the assignment. Any such assignment will be permitted only if the Participant does not receive any consideration therefor, and the assignment is expressly approved by the Company. Any such assignment shall be evidenced by an appropriate written document executed by the Participant, and a copy thereof shall be delivered to the Company on or prior to the effective date of the assignment.

11.   Change in Control

In addition to the Committee's authority set forth in Section 3, upon a Change in Control of the Company, the Committee is authorized and has sole discretion as to any Award, either at the time such Award is granted hereunder or any time thereafter, to take any one or more of the following actions: (a) provide that (i) all outstanding Awards shall become fully vested and exercisable, and (ii) all restrictions applicable to all Awards shall terminate or lapse; (b) provide for the purchase of any outstanding Stock Option or SAR for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Shares covered thereby; (c) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; and (d) cause any such Award then outstanding to be assumed by the acquiring or surviving entity after such Change in Control.

12.   Book Entry Form

Notwithstanding the foregoing provisions of the Plan, the Company, in lieu of issuing stock certificates pursuant to an Award, may reflect the issuance of Shares to a Participant on a non-certificated basis, with the ownership of such Shares by the Participant evidenced solely by book entry in the records of the Company's transfer agent; provided, however, that upon the written request of the Participant, the Company shall issue, in the name of the Participant, stock certificates representing such Shares.

13.   Taxes

In connection with any Award, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all minimum federal, state, local and foreign withholding tax requirements prior to the delivery by the Company of cash or any certificates for Shares. The Participant may elect to satisfy his or her tax withholding obligation by (a) cash payment, (b) directing the Company to withhold a portion of the Shares otherwise distributable to the Participant, (c) by transferring to the Company a certain number of Shares (either subject to such Award or previously owned) with an aggregate Fair Market Value equal to the amount required to be withheld, (d) in cash from a broker-dealer to whom the Participant has submitted a notice together with instructions to deliver promptly to the Company the amount of sales proceeds from the sale of Shares subject to the Award to pay the withholding taxes, or (e) by any combination thereof. In the case of payment pursuant to (b), (c) or (d) above, the Participant's election must be made on or prior to the date of exercise and must be irrevocable.

14.   Postponement

The Committee may postpone any grant, exercise or settlement of an Award for such time as the Committee in its sole discretion may deem necessary in order to permit the Company (a) to effect, amend or maintain any necessary registration of the Plan or the Shares issuable pursuant to an Award under the Securities Act of 1933, as amended, or the securities laws of any applicable jurisdiction, (b) to permit any action to be taken in order to (i) list such Shares on a stock exchange if Shares are then listed on such exchange or (ii) comply with restrictions or regulations incident to the maintenance of a public market for the Shares, including any rules or regulations of any stock exchange on which the Shares are listed, or (c) to determine that such Shares and the Plan are exempt from such registration or that no action of the kind referred to in (b)(ii) needs to be taken; and the Company shall not be obligated by virtue of any terms and conditions of any Award or any provision of the Plan to sell or issue Shares in violation of the Securities Act of 1933 or the law of any government having jurisdiction thereof. Any such postponement shall not extend the term of an Award and neither the Company nor its directors or officers shall have any obligation or liability to a Participant, the Participant's successor, or any other person with respect to any Shares as to which the Award shall expire because of such postponement or as to which issuance under an Award is delayed.

15.   Stockholder Status

No person shall have any rights as a stockholder by virtue of the grant of an Award under the Plan except with respect to Shares actually issued to that person.

16.   Termination or Amendment of Plan and Award Agreements

16.1   Termination or Amendment of Plan.

(a)   The Board may at any time terminate, suspend, or modify the Plan without approval of stockholders unless such approval is required by applicable law, regulation, or rule of any stock exchange on which the Shares are listed. No termination, suspension, or modification of the Plan shall adversely affect in any material way any right of any Participant or any successor under an Award granted before the date of such termination, suspension or modification, without the written consent of the Participant or successor; provided that it shall be conclusively presumed that any adjustment for changes in capitalization as provided in Section 4.3 does not adversely affect any such right.

(b)   Any member of the Board who is an officer or employee of the Company shall be without vote on any proposed amendment to the Plan, or on any other matter which might affect that member's individual interest under the Plan.

16.2   Amendment of Award Agreements. The Committee shall have the authority to amend any Award Agreement at any time; provided however, that no such amendment shall adversely affect the right of any Participant or successor under any outstanding Award Agreement in any material way without the written consent of the Participant or successor, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the Shares are listed.

16.3   Repricing of Stock Options and SARs. Notwithstanding the foregoing, there shall be no amendment to the Plan or any Award Agreement that results in the repricing of Options or SARs without stockholder approval. For this purpose, repricing includes a reduction in the exercise price of the Option or SAR, the cancellation of an Option or SAR in exchange for cash, Options or SARs with an exercise price less than the exercise price of the cancelled Options or SARs, Stock Awards, Stock Units or any other consideration provided by the Company but does not include any adjustment described in Section 4.3.

17.   Tenure

Nothing contained in the Plan shall be construed as a contract of employment between the Company or a Subsidiary and any person, nor shall the Plan be deemed to give any person the right to be retained in the employ of the Company or a Subsidiary or as a Non-Employee Director of the Board, to limit the right of the Company or a Subsidiary to employ or discharge any person with or without cause, or to discipline any Key Employee.

18.   Other Actions

Nothing in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, by way of illustration and not by way of limitation, the right to grant options for proper corporate purposes otherwise than under the Plan to any employee or any other person, firm, corporation, association, or other entity, or to grant options to, or assume options of, any person in connection with the acquisition, by purchase, lease, merger, consolidation, or otherwise, of all or any part of the business and assets of any person, firm, corporation, association, or other entity.

19.   Loan Agreements

Each Award shall be subject to the condition that the Company shall not be obligated to issue or transfer its Shares or to pay an amount in cash to the Participant thereof on its exercise, or otherwise, if the Committee or the Board determines that such issuance, transfer, or payment would violate any covenant in any loan agreement or other contract to which the Company or a Subsidiary is a party.

20.   Governing Law

The Plan, and all Awards and agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Illinois and, in the case of ISOs, Code Section 422 and regulations issued thereunder.

21.   Effective Date and Term of Plan

21.1   Effective Date.

(a)   The Plan was initially approved by the stockholders of the Company at the Company's annual meeting of stockholders held on October 9, 2013.

(b)   The Plan (as amended and restated) was adopted by the Board on July 13, 2020, with the share increase described in Section 4.1(a) to be effective upon the approval of the Plan by the stockholders of the Company at the Company's annual meeting of stockholders held on October 7, 2020, and any adjournment or postponement thereof (the "Annual Meeting"). In the event the share increase described in Section 4.1(a) is not approved by stockholders at the Annual Meeting, the revisions to Sections 4.1(a), 4.2(c) and 5 shall not become effective.

21.2   Term of Plan. Notwithstanding anything to the contrary contained herein, no Awards shall be granted on or after October 9, 2028 (October 9, 2023 in the event the extension of the term of the Plan by five years is not approved by the stockholders of the Company at the Annual Meeting).

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Americas
AAR World Headquarters
1100 N. Wood Dale Rd.
Wood Dale, IL 60191 USA
T: +1.630.227.2000
F: +1.630.227.2058

Europe
3rd Floor Eastside
World Business Centre 1
1206 Newall Road
Heathrow Airport, Middlesex
London, UK TW6 2RE
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Soo Kee Building
Singapore 486042
T: +65.6508.6460

Middle East & Africa
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Business Bay – Dubai, UAE
T: +971.4409.6768

AOG 24/7 worldwide
T: +1.630.227.2470
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